   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON SEPTEMBER 10, 2001


                                                      REGISTRATION NO. 333-64918

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------


                                AMENDMENT NO. 1
                                       TO
                                    FORM S-1
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933

                            ------------------------

                         MATADOR PETROLEUM CORPORATION
             (Exact name of registrant as specified in its charter)

                   TEXAS                                      1311                                75-2741877
        (State or other jurisdiction                    (Primary Standard                      (I.R.S. Employer
                     of                                    Industrial                        Identification No.)
       incorporation or organization)              Classification Code Number)

                         ------------------------------

                          8340 MEADOW ROAD, SUITE 150
                            DALLAS, TEXAS 75231-3751
                                 (214) 987-3650
         (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)
                         ------------------------------

                                JOSEPH WM. FORAN
                            CHIEF EXECUTIVE OFFICER
                          8340 MEADOW ROAD, SUITE 150
                            DALLAS, TEXAS 75231-3751
                           TELEPHONE: (214) 987-3650
                              FAX: (214) 691-1415
           (Name, address, including zip code, and telephone number,
                   including area code, of agent for service)
                         ------------------------------

                                   COPIES TO:

            KENNETH L. STEWART                           DARYL B. ROBERTSON
        FULBRIGHT & JAWORSKI L.L.P.              JENKENS & GILCHRIST, A PROFESSIONAL
       2200 Ross Avenue, Suite 2800                          CORPORATION
            Dallas, Texas 75201                     1445 Ross Avenue, Suite 3200
         Telephone: (214) 855-8000                    Dallas, Texas 75202-2799
            Fax: (214) 855-8200                       Telephone: (214) 855-4500
                                                         Fax: (214) 855-4300

                         ------------------------------

          APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
As soon as practicable after the effective date of this Registration Statement.

    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. / /


    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box. / /


    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

    If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. / /
                         ------------------------------

                        CALCULATION OF REGISTRATION FEE


                   TITLE OF EACH CLASS OF                            PROPOSED MAXIMUM                     AMOUNT OF
                SECURITIES TO BE REGISTERED                    AGGREGATE OFFERING PRICE (2)         REGISTRATION FEE (3)
Common Stock, par value $0.10 per share (1).................            $77,400,000                      $19,350.00


(1) Each share of the Registrant's common stock being registered hereunder includes one Common Share Purchase Right. Prior to the occurrence of certain events, the Common Share Purchase Right will not be exercisable or evidenced separately from the Registrant's common stock and will have no value except as reflected in the market price of the shares to which they are attached.

(2) Estimated solely for the purpose of computing the amount of the registration fee pursuant to Rule 457(o) under the Securities Act.


(3) $1,850 of this fee is being paid with the filing of this Pre-Effective Amendment No. 1 and $17,500.00 was previously paid with the intitial filing of this Registration Statement.

                         ------------------------------

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                SUBJECT TO COMPLETION, DATED SEPTEMBER 10, 2001

THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND WE ARE NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

PROSPECTUS


                                4,300,000 SHARES


                                     [LOGO]

                                  COMMON STOCK

                              -------------------


    We are offering 3,600,000 shares and the selling shareholders are offering 700,000 shares. This is our initial public offering and no public market currently exists for our common stock. We estimate that the initial public offering price will be between $16.00 and $18.00 per share. We intend to file an application to qualify our common stock for quotation on the Nasdaq National Market under the symbol "MATA."


                              -------------------

                   INVESTING IN OUR COMMON STOCK INVOLVES RISKS.


                    SEE "RISK FACTORS" BEGINNING ON PAGE 8.


                               -----------------


                                                              Per Share      Total
                                                              ----------   ----------
Public offering price.......................................  $            $
Underwriting discount.......................................  $            $
Proceeds, before expenses, to Matador Petroleum
  Corporation...............................................  $            $
Proceeds, before expenses, to the selling shareholders......  $            $



    We have granted the underwriters the right for a period of 30 days to purchase up to an additional 645,000 shares of our common stock to cover over-allotments. The underwriters expect to deliver the shares to purchasers on
or about       , 2001.


    The Securities and Exchange Commission and state securities regulators have not approved or disapproved of these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

                              -------------------

A.G. EDWARDS & SONS, INC.

              DAIN RAUSCHER WESSELS

                             HOWARD WEIL
                               A DIVISION OF LEGG MASON WOOD WALKER, INC.

                                            RAYMOND JAMES

                      Prospectus dated              , 2001

                               INSIDE FRONT COVER

                                    Map of Texas and New Mexico with
                                    Matador's name, a graph showing the
                                    increase since 1996 in Matador's reserves and a graph showing the increase since 1996 in Matador's production

                                        INSIDE GATE FOLD

                                    Map of Texas and New Mexico with
                                    Matador's name and the following principal areas of operations identified by individual maps with principal lease acreage and, for some areas, wells identified: East Texas
                                    Bossier Trend, Permian Basin Amacker-
                                    Tippett Area and New Mexico Delaware Basin

                               PROSPECTUS SUMMARY


    THIS SUMMARY HIGHLIGHTS SELECTED INFORMATION FROM THIS PROSPECTUS. BECAUSE IT IS A SUMMARY, IT IS NOT COMPLETE AND MAY NOT CONTAIN ALL OF THE INFORMATION THAT YOU SHOULD CONSIDER BEFORE INVESTING IN OUR COMMON STOCK. YOU SHOULD CAREFULLY READ THE ENTIRE PROSPECTUS BEFORE MAKING AN INVESTMENT DECISION, INCLUDING ANY DOCUMENTS INCORPORATED BY REFERENCE IN THIS PROSPECTUS. IN PARTICULAR, YOU SHOULD READ THE SECTION ENTITLED "RISK FACTORS" AND THE CONSOLIDATED FINANCIAL STATEMENTS AND THE NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS APPEARING ELSEWHERE IN THIS PROSPECTUS. UNLESS OTHERWISE INDICATED, THE INFORMATION CONTAINED IN THIS PROSPECTUS GIVES EFFECT TO THE 2-FOR-1 COMMON STOCK SPLIT EFFECTIVE OCTOBER 1, 1999 AND THE 3-FOR-1 COMMON STOCK SPLIT EFFECTIVE JULY 1, 2001. UNLESS OTHERWISE INDICATED, THIS PROSPECTUS ASSUMES A PUBLIC OFFERING PRICE OF $17.00 PER SHARE AND DOES NOT REFLECT ANY EXERCISE OF THE UNDERWRITERS' OVER-ALLOTMENT OPTION. WE HAVE PROVIDED DEFINITIONS FOR SOME OF THE OIL AND NATURAL GAS INDUSTRY TERMS USED IN THIS PROSPECTUS IN THE "GLOSSARY" BEGINNING ON PAGE 72. IN THIS PROSPECTUS, WE REFER TO MATADOR PETROLEUM CORPORATION AND ITS SUBSIDIARIES AS "MATADOR," "WE," "US," OR "OUR."


THE COMPANY


    Formed in 1987, Matador is a rapidly growing independent energy company engaged in oil and natural gas exploration, production, development and acquisition activities. We have grown proved reserves through both drilling and acquisition activities from 8.1 Bcfe at December 31, 1989 to 167.2 Bcfe at
April 30, 2001, for an average annual growth rate of 31%. Of this growth, approximately 53% is attributable to our drilling activities and 47% is attributable to our acquisitions. For the five years ended December 31, 2000, our reserve replacement cost averaged $0.80 per Mcfe and our lease operating expenses, excluding production taxes, averaged $0.43 per Mcfe. Our history demonstrates our ability to find new reserves while, at the same time, expanding our inventory of properties and maintaining our low cost structure. For the year ended December 31, 2000, our average daily production was 32.1 Mmcfe/d, our revenues were approximately $48.8 million, our net income was approximately $14.5 million and our adjusted EBITDA was approximately $36.2 million. For the six months ended June 30, 2001, our average daily production was 42.1 Mmcfe/d, our revenues were approximately $39.0 million, our net income was approximately $12.2 million and our adjusted EBITDA was approximately $28.4 million. Adjusted EBITDA, as used in this prospectus, includes net income (loss) before interest expense, income taxes, depreciation, depletion and amortization and oil and natural gas property impairment. Our operations are located primarily in the East Texas Basin and the Permian Basin of West Texas and Southeastern New Mexico.


    As of April 30, 2001, our proved reserves of 167.2 Bcfe, 74% of which were classified as proved developed, had a PV-10 of $278.8 million based on prices of $27.71 per Bbl of oil and $4.71 per Mcf of natural gas. These reserves were 78% natural gas and had a reserve life index of 10.2 years. We operate properties that represent over 71% of our PV-10, which allows us to better manage operating expenses, capital expenditure timing and allocation and our exploration and development activities.

    The following table summarizes our total proved reserves, acreage position and production rate at April 30, 2001:

                                                                  AS OF APRIL 30, 2001
                              --------------------------------------------------------------------------------------------
                               PROVED                                        GROSS        NET         NET
                              RESERVES              PV-10 (IN     % OF     DEVELOPED   DEVELOPED   PRODUCTION      % OF
AREA                           (BCFE)     % GAS     MILLIONS)    PV-10      ACREAGE     ACREAGE    (MMCFE/D)    PRODUCTION
----                          --------   --------   ---------   --------   ---------   ---------   ----------   ----------
East Texas Basin............    68.2       97.0%     $107.0       38.4%      20,873     13,099        17.4          37.5%
Permian Basin...............    91.6       63.0%      156.5       56.1%      61,717     31,440        27.8          59.7%
Other.......................     7.4       82.0%       15.3        5.5%      11,895      4,094         1.3           2.8%
                               -----                 ------      -----      -------     ------        ----         -----
    Total...................   167.2       78.0%     $278.8      100.0%      94,485     48,633        46.5         100.0%
                               =====                 ======      =====      =======     ======        ====         =====

    Our most significant recent acquisitions of acreage and additions to reserves have been in the Bossier trend in East Texas. We believe that this trend is one of the largest onshore gas discoveries in recent years. Production in this trend has increased by more than 352.0 Mmcfe/d since January 1, 1997. This trend covers an area of multiple producing horizons with primary focus given to the Bossier Sand. Secondary producing zones consist of the sub-Clarksville, Rodessa, Travis Peak, Cotton Valley Sand, Cotton Valley Lime and Smackover. As of June 30, 2001, we have accumulated in excess of 82,000 gross (37,500 net) acres in the Bossier trend, primarily located in Freestone, Leon and Robertson counties. We continue to pursue additions to our acreage position. As of April 30, 2001, we have, individually, as well as through joint operations, drilled 11 gross Bossier wells, all of which have been successfully completed. These wells have experienced an average initial production rate of
1.5 Mmcfe/d. We currently intend to develop our acreage based on 80-acre spacing, and are reviewing opportunities to develop portions of our acreage on 40-acre and 20-acre spacing.


OUR STRENGTHS

    Our objective is to enhance shareholder value by continuing to increase reserves, production, cash flow, earnings and net asset value per share. To accomplish this objective, we intend to capitalize on our competitive strengths, which include:

    LONG HISTORY OF GROWTH THROUGH BOTH DRILLING AND ACQUISITIONS. Since 1989, our balanced growth strategy has resulted in annual average reserve growth of 31% per year, 53% of which is attributable to drilling activities and 47% to acquisitions. In addition to our drilling program, we pursue an acquisition program designed to complement our existing operations and to enhance our exploration and development activities. Since 1996, we have acquired a total of
53.6 Bcfe of proved reserves through six transactions at a reserve replacement cost of $0.62 per Mcfe. Following an acquisition, we seek to increase the value of acquired assets through identification of additional drilling opportunities, recompletions, improved marketing initiatives and other production enhancements.

    SUBSTANTIAL INVENTORY OF DRILLING OPPORTUNITIES. We believe that we have assembled a large and attractive inventory of drilling opportunities. As of April 30, 2001 we held leasehold interests in over 148,000 gross (65,000 net) undeveloped acres. We intend to drill 79 gross (41.4 net) wells in 2001 and 97 gross (53.3 net) wells in 2002. Our capital expenditure budget for drilling and completion is $48.5 million for 2001 and $65.8 million for 2002. The following table summarizes our 2001 and 2002 drilling plans by area:

                                                      WELLS DRILLED              BUDGETED WELLS           BUDGETED
                                                 JANUARY 1, 2001 THROUGH       MAY 1, 2001 THROUGH        WELLS FOR
                                                      APRIL 30, 2001            DECEMBER 31, 2001           2002
                                              ------------------------------   -------------------   -------------------
                                                             SUCCESSFUL
                                                         -------------------
                                               GROSS      GROSS       NET       GROSS       NET       GROSS       NET
                                              --------   --------   --------   --------   --------   --------   --------
East Texas Basin............................     6.0        6.0       3.6        30.0       14.6       63.0       31.5
Permian Basin...............................    18.0       17.0       6.1        24.0       16.5       27.0       19.7
Other Areas.................................      --         --        --         1.0        0.2        7.0        2.1
                                                ----       ----       ---        ----       ----       ----       ----
    Total...................................    24.0       23.0       9.7        55.0       31.3       97.0       53.3
                                                ====       ====       ===        ====       ====       ====       ====


    LOW COST STRUCTURE AND OPERATIONAL CONTROL. For the five years ended December 31, 2000, our reserve replacement cost has averaged $0.80 per Mcfe and our lease operating expenses (excluding production taxes) have averaged $0.43 per Mcfe. By operating a significant portion of our properties and working closely with the operators of our non-operated interests, we believe we are well positioned to control the timing and expenses of our exploration and development activities, while maximizing production and reserves. As of April 30, 2001, we were the operator of properties representing over 71% of our PV-10.

    GEOGRAPHIC FOCUS AND MULTIPLE RESERVOIR OPPORTUNITIES. Our properties are located primarily in the Permian Basin, where we have operated since 1987, and in the East Texas Basin, where we began operations in 1997. These hydrocarbon-rich basins have long and well-established production histories. Our geographic focus has allowed us to gain substantial knowledge and expertise within these basins. We believe our growth record and our management team's experience in the Permian Basin served as the basis for Unocal's decision in 1998 to exchange most of its oil and natural gas properties and related assets in Southeastern New Mexico for approximately 35% of the stock of Matador. Similarly, our knowledge of the East Texas Basin enabled us to accumulate what we believe is one of the larger acreage positions in the Bossier trend in East Texas. We concentrate our exploration, development and acquisition efforts on what we believe to be lower and moderate risk activities with the opportunity for significant reserve potential and repeatability. We primarily target drilling locations that we believe, by virtue of our analysis of 2-D and 3-D seismic data, nearby wells and other geologic and geophysical data, to have the potential to produce in multiple producing horizons from single wellbores.


    INDUSTRY RELATIONSHIPS. We seek to work with other companies that have demonstrated technical expertise and success in our core areas. In the Bossier trend, our joint working interest owners include Anadarko, Apache, Texaco, Unocal and XTO Energy. In the Permian Basin, our joint working interest owners include Texaco, Phillips, ExxonMobil, Conoco, OXY USA, EOG, Ocean Energy and Chevron. Our activities with these companies include shared operating responsibilities, joint well and prospect ownership, joint ventures and cooperative oil and natural gas marketing arrangements.


    EXPERIENCED MANAGEMENT TEAM AND BOARD OF DIRECTORS. We have developed a management team and board of directors that possess strong operational and technical expertise and who work together effectively to devise and execute a common strategy for growth and profitability. Members of our senior management team possess an average of over 20 years of experience in the oil and natural gas industry, and members of our board of directors possess an average of over 35 years of experience within the industry. Our management team has demonstrated its ability to implement successful drilling programs, integrate acquisitions and maximize our performance through both favorable and unfavorable industry conditions. Almost all of our employees and all of our board members, or their employers, are shareholders of Matador and, on a combined basis, will own approximately 19% of our outstanding common stock after giving effect to this offering. This ownership illustrates the significant alignment of interests of our employees and board members with the other shareholders of Matador.



    FINANCIAL FLEXIBILITY. As of June 30, 2001, after giving effect to our use of the estimated net proceeds from this offering, we would have had total debt of approximately $4.0 million and unused borrowing capacity under our current credit facility of approximately $71.0 million. As a result, our financial flexibility will provide us with significant availability to reborrow under our credit facility to fund additional exploration, development and acquisition activities to continue our growth. We intend to maintain a substantial unused borrowing capacity under our credit facility by periodically refinancing our bank debt in the capital markets when conditions are favorable.



RISKS



    Oil and natural gas exploration and production remains a volatile business involving substantial technical and economic risk. Our drilling activities may not successfully discover oil and natural gas in economically sufficient quantities and acquisition opportunities may not be available at economically attractive prices. Should our drilling activities be unsuccessful or our acquisition efforts unproductive, we may not acheive our historical levels of growth and profitability in the future. Please read "Risk Factors" beginning on Page 8 for additional risks related to this offering.

OUR EXECUTIVE OFFICES

    Our executive offices and mailing address are 8340 Meadow Road, Suite 150, Dallas, Texas 75231-3751, and our telephone number at that address is
(214) 987-3650.

THE OFFERING


Common stock offered:

  by Matador (1).............................  3,600,000 shares by the selling shareholders................  700,000 shares

    Total (1)................................  4,300,000 shares

Common stock outstanding after the offering    16,019,169 shares
  (1)(2).....................................

Use of proceeds by us........................  We intend to use the net proceeds of this offering to repay debt incurred under our
                                               existing revolving credit facility. We intend
                                               to reborrow under our credit facility from
                                               time to time as necessary to fund
                                               exploration, development and acquisition
                                               activities and other general corporate
                                               expenditures. We will not receive any
                                               proceeds from the sale of our common stock by
                                               the selling shareholders.

Proposed Nasdaq National Market symbol.......  MATA


------------------------


(1) Excludes a 30-day option granted by Matador to the underwriters to purchase up to a total 645,000 additional shares to cover over-allotments, if any.



(2) Excludes 1,271,040 shares of common stock issuable upon exercise of outstanding options at a weighted average exercise price of $7.83 per share as of June 30, 2001.

                      SUMMARY CONSOLIDATED FINANCIAL DATA
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)


    The following table presents summary historical consolidated financial data. The financial data for the five years ended December 31, 2000 are derived from our audited consolidated financial statements. The financial data for the six-month periods ended June 30, 2000 and 2001 are derived from our unaudited consolidated financial statements. The unaudited consolidated financial statements include all adjustments consisting of normal recurring accruals, which we consider necessary for a fair presentation of the financial position and the results of operations for these periods. The financial data are not necessarily indicative of our future performance. You should read the following data in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations," the "Consolidated Financial Statements" and the "Notes to Consolidated Financial Statements" included elsewhere in this prospectus.



                                                                                                    SIX MONTHS
                                                       YEARS ENDED DECEMBER 31,                   ENDED JUNE 30,
                                         ----------------------------------------------------   -------------------
                                           1996       1997       1998       1999       2000       2000       2001
                                         --------   --------   --------   --------   --------   --------   --------
                                                                                                    (UNAUDITED)
STATEMENT OF OPERATIONS DATA:
Revenues:
  Natural gas revenues.................  $ 4,407    $ 6,110    $ 9,140    $13,074    $32,097    $11,431    $28,319
  Oil revenues.........................    4,357      6,649      6,905     10,582     16,727      7,660     10,648
                                         -------    -------    -------    -------    -------    -------    -------
    Total revenues.....................    8,764     12,759     16,045     23,656     48,824     19,091     38,967
Operating costs and expenses:
  Lease operating expense (1)..........    1,470      2,291      3,555      4,034      5,019      2,323      4,248
  Production taxes.....................      716      1,120      1,437      1,987      3,869      1,537      2,943
  Depreciation, depletion and
    amortization.......................    2,788      3,978      7,526      7,758     10,179      4,871      7,661
  Oil and natural gas property
    impairment (2).....................       --         --      4,545         --         --         --         --
  General and administrative (3).......    1,937      2,317      3,049      3,233      3,875      1,676      3,453
                                         -------    -------    -------    -------    -------    -------    -------
Total operating costs and expenses.....    6,911      9,706     20,112     17,012     22,942     10,407     18,305
Operating income.......................    1,853      3,053     (4,067)     6,644     25,882      8,684     20,662
Other income (expense):
  Interest expense, net................   (1,187)    (1,414)    (1,966)    (2,646)    (3,675)    (1,629)    (1,887)
  Interest and other income............        4         22         22         28        101         54         57
                                         -------    -------    -------    -------    -------    -------    -------
Income (loss) before income taxes......      670      1,661     (6,011)     4,026     22,308      7,109     18,832
Income tax (provision) benefit:
  Current..............................       --         --         --         --       (213)        --       (807)
  Deferred.............................       --       (246)     1,813     (1,521)    (7,586)    (2,486)    (5,825)
                                         -------    -------    -------    -------    -------    -------    -------
Net income (loss)......................  $   670    $ 1,415    $(4,198)   $ 2,505    $14,509    $ 4,623    $12,200
Puttable common stock accretion and
  preferred stock dividends (4)........       39         78      5,056        107        773         84         --
Net income (loss) available to common
  shareholders.........................  $   631    $ 1,337    $(9,254)   $ 2,398    $13,736    $ 4,539    $12,200
                                         =======    =======    =======    =======    =======    =======    =======
Cash dividends paid on common stock....  $   163    $   166    $   271    $   327    $   410    $   196    $   269
Weighted average shares
  outstanding (5):
  Basic................................    4,884      4,982      8,917      9,892     10,728     10,685     12,414
  Diluted..............................    7,268      7,347      8,917     12,257     13,178     13,174     13,352
Net income (loss) per common share:
  Basic................................  $  0.13    $  0.27    $ (1.04)   $  0.24    $  1.28    $  0.42    $  0.98
  Diluted..............................  $  0.09    $  0.19    $ (1.04)   $  0.20    $  1.10    $  0.35    $  0.91
Pro forma net income per common
  share (6):
  Basic................................       --         --         --         --    $  1.20         --    $  0.83
  Diluted..............................       --         --         --         --    $  1.06         --    $  0.78

                                                       DECEMBER 31,                            JUNE 30,
                                   ----------------------------------------------------   -------------------
                                     1996       1997       1998       1999       2000       2000       2001
                                   --------   --------   --------   --------   --------   --------   --------
                                                                                              (UNAUDITED)
OTHER FINANCIAL DATA:
Adjusted EBITDA (7)..............  $ 4,645    $  7,053   $  8,026   $ 14,430   $ 36,162   $ 13,609   $ 28,380
Net cash provided by operating
  activities.....................    2,932       6,406      7,316     11,189     30,650     10,555     26,856
Net cash used in investing
  activities.....................   (8,777)    (13,272)   (24,126)   (15,504)   (44,762)   (24,900)   (28,908)
Net cash provided by financing
  activities.....................    5,996       7,775     16,525      4,064     14,178     13,314      1,383
Capital expenditures.............    9,349      13,759     46,982     15,682     45,642     25,206     28,795

BALANCE SHEET DATA:
Working capital..................  $    85    $    394   $    463   $    864   $  2,427   $  1,153   $  1,290
Total assets.....................   31,342      41,457     77,129     87,220    127,798    107,850    152,266
Total debt.......................   15,170      23,080     39,880     37,770     58,380     51,380     59,980
Preferred stock..................    6,616       6,616      6,616      6,616         --      6,616         --
Puttable common stock............       --          --     22,000     22,000         --         --         --
Total shareholders' equity.......    6,721       7,999        878      9,684     46,623     36,012     59,366
Total of preferred stock,
  puttable common stock and
  shareholders' equity...........   13,337      14,615     29,494     38,300     46,623     42,628     59,366


------------------------


(1) Included in the six months ended June 30, 2001 was a remedial workover expense of approximately $681,000 associated with one dual-completion East Texas Cotton Valley producing gas well.


(2) According to the full cost method of accounting, the results of operations for the year ended December 31, 1998 include an impairment of oil and natural gas properties of approximately $4.5 million.


(3) Included in the six months ended June 30, 2001 was an approximate $761,000 non-cash expense for employee stock options granted during the period.


(4) Please see Notes 10 and 11 to the Consolidated Financial Statements included elsewhere in this prospectus.

(5) Includes for appropriate periods shares of common stock issuable upon conversion of our convertible preferred stock and stock options.


(6) Assumes that we repaid our debt outstanding as of December 31, 1999 on January 1, 2000 and our debt outstanding as of December 31, 2000 on January 1, 2001, with the proceeds of the offering. Pro forma weighted average shares have been adjusted to reflect the number of shares required to generate sufficient proceeds to repay all outstanding debts as of each date.



(7) Adjusted EBITDA, as used in this prospectus, is defined as net income (loss) before interest expense, income taxes, depreciation, depletion and amortization and oil and natural gas property impairment. While adjusted EBITDA should not be considered in isolation or as a substitute for net income (loss), operating income (loss), cash flow provided by operating activities or other income or cash flow data prepared in accordance with generally accepted accounting principles or as an indicator of a company's financial performance, we believe that it provides additional information with respect to our ability to meet our future debt service, capital expenditures and working capital requirements. When evaluating adjusted EBITDA, investors should consider, among other factors, (1) increasing or decreasing trends in adjusted EBITDA, (2) whether adjusted EBITDA has remained at positive levels historically and (3) how adjusted EBITDA compares to levels of interest expense. Because adjusted EBITDA excludes some, but not all, items that affect net income and may vary among companies, the adjusted EBITDA presented above may not be comparable to similarly titled measures of other companies. While we believe that adjusted EBITDA may provide additional information with respect to our ability to meet our future debt service, capital expenditures and working capital requirements, certain functional or legal requirements of our business may require us to utilize our available funds for other purposes.

                       SUMMARY OPERATING AND RESERVE DATA

    The following table presents summary operating and reserve data. The estimates of net proved oil and natural gas reserves are based on reports prepared by DeGolyer and MacNaughton, Inc., independent petroleum engineers. A summary of DeGolyer and MacNaughton's report on our proved reserves as of April 30, 2001 is attached to this prospectus as Appendix A. You should read the following data in conjunction with "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations," and "Business and Properties" included elsewhere in this prospectus.


                                                                                                          SIX MONTHS ENDED
                                                                YEARS ENDED DECEMBER 31,                      JUNE 30,
                                                  ----------------------------------------------------   -------------------
                                                    1996       1997       1998       1999       2000       2000       2001
                                                  --------   --------   --------   --------   --------   --------   --------
OPERATING DATA:
Production:
  Natural gas (Mmcf)............................   2,316       2,729      5,083      6,097      8,373      3,935      5,251
  Oil (Mbbls)...................................     204         340        536        579        554        270        387
  Total (Mmcfe).................................   3,540       4,768      8,299      9,571     11,697      5,555      7,573
Average Daily Production:
  Natural gas (Mcf/d)...........................   6,345       7,478     13,926     16,704     22,941     21,861     29,172
  Oil (Bbls/d)..................................     559         931      1,468      1,586      1,519      1,500      2,150
  Total (Mcfe/d)................................   9,699      13,064     22,734     26,220     32,055     30,861     42,072
Average Sales Price ($):
  Natural gas (per Mcf).........................   $1.91      $ 2.24     $ 1.80     $ 2.14     $ 3.83     $ 2.90     $ 5.39
  Oil (per Bbl).................................   21.36       19.57      12.88      18.28      30.19      28.37      27.51
  Total (per Mcfe)..............................    2.48        2.68       1.94       2.47       4.17       3.44       5.15
Average Costs ($ per Mcfe):
  Lease operating expense (1)...................   $0.42      $ 0.48     $ 0.43     $ 0.42     $ 0.43     $ 0.42     $ 0.56
  Production taxes..............................    0.20        0.23       0.17       0.21       0.33       0.28       0.39
  Depreciation, depletion and
    amortization (2)............................    0.79        0.83       0.91       0.81       0.87       0.88       1.01
  General and administrative (3)................    0.55        0.49       0.37       0.34       0.33       0.30       0.46



                                                       AS OF DECEMBER 31,
                                      ----------------------------------------------------       AS OF
                                        1996       1997       1998       1999       2000     APRIL 30, 2001
                                      --------   --------   --------   --------   --------   --------------
ESTIMATED PROVED RESERVE DATA:
Natural gas (Mmcf)..................   22,842     24,064      64,671     69,049    111,898       129,805
Oil (Mbbl)..........................    2,698      3,950       5,034      5,698      5,713         6,225
Total (Mmcfe).......................   39,029     47,764      94,872    103,239    146,178       167,154
Percent natural gas.................      58%        50%         68%        67%        77%           78%
Estimated undiscounted future net
  cash flows before income taxes (in
  thousands)........................  $95,001    $84,479    $122,016   $207,064   $995,043      $576,801
PV-10 (in thousands)................  $55,685    $48,776    $ 66,315   $108,916   $496,713      $278,750
Standardized measure (in
  thousands)........................  $46,256    $43,347    $ 58,691   $ 89,301   $344,500      $200,708

Prices utilized:
  Natural gas (per Mcf).............  $  2.87    $  2.45    $   2.07   $   2.15   $   9.53      $   4.71
  Oil (per Bbl).....................  $ 24.31    $ 17.91    $  10.34   $  24.93   $  25.92      $  27.71
Reserve life index (years)..........     11.0       10.0        11.4       10.8       12.5          10.2
Reserve replacement cost
  (per Mcfe)........................  $  0.69    $  0.96    $   0.76   $   0.87   $   0.81      $   0.69


--------------------------


(1) Included in the six months ended June 30, 2001 was a remedial workover expense of approximately $681,000, or $0.09 per Mcfe, associated with one dual-completion East Texas Cotton Valley producing gas well.


(2) Excludes an impairment of oil and natural gas properties of approximately $4.5 million recorded for the year ended December 31, 1998.


(3) Included in the six months ended June 30, 2001 was an approximate $761,000 non-cash expense for employee stock options granted during the period, totaling $0.10 per Mcfe.

                                  RISK FACTORS

    INVESTING IN OUR COMMON STOCK WILL PROVIDE YOU WITH AN EQUITY OWNERSHIP IN MATADOR. AS ONE OF OUR SHAREHOLDERS, YOUR INVESTMENT WILL BE SUBJECT TO RISKS INHERENT IN OUR BUSINESS. THE TRADING PRICE OF YOUR SHARES WILL BE AFFECTED BY THE PERFORMANCE OF OUR BUSINESS RELATIVE TO, AMONG OTHER THINGS, COMPETITION, MARKET CONDITIONS AND GENERAL ECONOMIC AND INDUSTRY CONDITIONS. YOU SHOULD CAREFULLY CONSIDER THE FOLLOWING RISK FACTORS AS WELL AS OTHER INFORMATION CONTAINED IN THIS PROSPECTUS BEFORE DECIDING TO INVEST IN SHARES OF OUR COMMON STOCK. THE RISKS DESCRIBED BELOW ARE NOT THE ONLY ONES FACING MATADOR. ADDITIONAL RISKS AND UNCERTAINTIES NOT CURRENTLY KNOWN TO US OR THAT WE CURRENTLY CONSIDER IMMATERIAL MAY ALSO MATERIALLY AND ADVERSELY AFFECT OUR BUSINESS OPERATIONS. ANY OF THE FOLLOWING RISKS COULD MATERIALLY AND ADVERSELY AFFECT OUR BUSINESS, FINANCIAL CONDITION OR RESULTS OF OPERATIONS. IN THAT CASE, YOU MAY LOSE ALL OR PART OF YOUR ORIGINAL INVESTMENT.

RISKS RELATING TO THE OIL AND NATURAL GAS INDUSTRY

OUR PROFITABILITY IS HIGHLY DEPENDENT ON THE PRICES FOR OIL AND NATURAL GAS, WHICH ARE EXTREMELY VOLATILE.

    Our revenues, profitability and future growth substantially depend on prevailing prices for oil and natural gas. Prices for oil and natural gas are extremely volatile. Among the factors that can cause this volatility are:

    - the domestic and foreign supply of oil and natural gas;

    - the level of demand for oil and natural gas;

    - the availability, proximity and capacity of gathering systems of natural gas;

    - the price and availability of alternative fuels;

    - weather conditions;

    - political conditions in oil and natural gas producing regions;

    - the price of foreign imports;

    - overall economic conditions; and

    - domestic and foreign governmental regulations.

    Prices for oil and natural gas affect the amount of cash flow available to us for capital expenditures and our ability to borrow and raise additional capital. Our ability to maintain or increase our borrowing capacity and to obtain additional capital on attractive terms is also substantially dependent upon oil and natural gas prices. In addition, because we currently produce more natural gas than oil, we face more risk associated with fluctuations in the price of natural gas than oil. In the past, we have used hedging contracts to reduce our exposure to price changes, but we currently have no such contracts in place.

IF WE ARE NOT ABLE TO REPLACE DEPLETED RESERVES, OUR FUTURE RESULTS OF OPERATIONS WILL BE ADVERSELY AFFECTED.


    The rate of production from oil and natural gas properties declines as reserves are depleted. Our proved reserves will decline as reserves are produced unless we acquire additional properties containing proved reserves, conduct successful exploration and development activities on new or currently leased properties or identify additional formations with primary or secondary reserve opportunities on our properties. If we are not successful in expanding our reserve base, our future oil and natural gas production, the primary source of our revenues, may decrease. The level of our future oil and natural gas production and our results of operations are therefore highly dependent on the level of our success in finding and acquiring additional reserves. Our ability to find and acquire additional reserves depends on our generating sufficient cash flow from operating activities and other sources of capital, including borrowings under our revolving credit facility. If we are unable to generate sufficient cash flow or obtain sufficient cash from other sources, we may not be able to expand our reserve base.



EXPLORATION IS A HIGH-RISK ACTIVITY, AND THE 2-D AND 3-D SEISMIC DATA AND OTHER ADVANCED TECHNOLOGIES WE USE CANNOT ELIMINATE EXPLORATION RISK.


    Our future success will depend on the success of our exploratory drilling program. Exploration activities involve numerous risks, including the risk that no commercially productive oil or natural gas reservoirs will be discovered. In addition, we often are uncertain as to the future cost or timing of drilling, completing and producing wells. Furthermore, our drilling operations may be curtailed, delayed or canceled as a result of the additional exploration time and expense associated with a variety of factors, including:

    - unexpected adverse drilling conditions;

    - pressures or irregularities in formations;

    - equipment failures or accidents;

    - adverse weather conditions;

    - compliance with governmental requirements; and

    - shortages or delays in the availability of drilling rigs and the delivery of equipment.


    We employ visualization and 2-D and 3-D seismic images to assist us in exploration and drilling where applicable. Even when used and properly interpreted, these techniques only assist geoscientists in identifying subsurface structures and hydrocarbon indicators. They do not allow the interpreter to know conclusively if hydrocarbons are present or economically producible. We could incur losses by drilling unproductive wells based on these activities. Poor results from our exploration activities could limit our ability to replace reserves and materially and adversely affect our future cash flows and results of operations if we receive a limited return on our exploration investments.


RESERVE ESTIMATES DEPEND ON MANY ASSUMPTIONS THAT MAY PROVE TO BE INACCURATE AND THAT MAY MATERIALLY AFFECT THE QUANTITIES AND PRESENT VALUE OF THE FUTURE NET CASH FLOWS OF OUR RESERVES.

    The process of estimating oil and natural gas reserves is complex. It requires interpretations of available technical data and various assumptions, including assumptions relating to economic factors. Any significant inaccuracies in these interpretations or assumptions could materially affect the estimated quantities and present value of reserves shown in this prospectus. Please read "Business and Properties--Oil and Natural Gas Reserves" for a discussion of our proved oil and natural gas reserves.

    In order to prepare these estimates of oil and natural gas reserves we must:

    - project production rates and timing of development expenditures;

    - analyze available geological, geophysical, production and engineering data; and

    - make economic assumptions about several factors, including, among others:

       - oil and natural gas prices;

       - drilling and operating expenses;

       - capital expenditures;

       - taxes; and

       - the availability of funds.

Because the information used in our models varies in extent, quality and reliability, our estimates of oil and natural gas reserves are inherently imprecise.

    Actual future production, oil and natural gas prices, revenues, taxes, development expenditures, operating expenses and quantities of recoverable oil and natural gas reserves most likely will vary from our estimates. Any significant variance could materially affect the estimated quantities and present value of reserves shown in this prospectus. In addition, we may adjust estimates of proved reserves to reflect production histories, results of exploration and development, prevailing oil and natural gas prices and other factors, many of which are beyond our control. At April 30, 2001, 74% of our proved reserves were either proved producing or proved developed non-producing. Moreover, as of April 30, 2001, many of the producing wells included in our reserve report had produced for only a relatively short period. Because many of our reserve estimates are not based on a lengthy production history and many estimates are calculated using volumetric analysis, these estimates are less reliable than estimates based on a lengthy production history.

    You should not assume that the present value of future net cash flows from our proved reserves referred to in this prospectus is the current market value of our estimated oil and natural gas reserves. According to the requirements of the SEC, we generally base the estimated discounted future net cash flows from our proved reserves on prices and costs on the date of the estimate. Actual future prices and costs may differ materially from those used in the present value estimate.

ANY FAILURE OF OUR ACTUAL RESULTS TO MEET OUR ESTIMATES OF PROVED RESERVES AND FUTURE NET REVENUES COULD AFFECT THE CARRYING VALUE OF OUR ASSETS, OUR INCOME AND OUR ABILITY TO BORROW FUNDS.

    There are numerous uncertainties inherent in estimating quantities of proved reserves and in projecting future rates of production and the timing of development expenditures, including many factors beyond our control. The reserve data included in this prospectus represent only estimates. In addition, the estimates of future net revenue from proved reserves and their present value are based on assumptions about future production levels, prices and costs that may not prove to be correct over time. In particular, estimates of oil and natural gas reserves, future net revenue from proved reserves and the present value of proved reserves for the oil and natural gas properties described in this prospectus are based on the assumption that future oil and natural gas prices remain the same as oil and natural gas prices at April 30, 2001. The prices as of April 30, 2001, used for purposes of our estimates, were $27.71 per Bbl of oil and $4.71 per Mcf of natural gas. These prices were derived from NYMEX prices of $28.29 per Bbl of oil and $4.87 per Mmbtu of natural gas. Any significant variance in actual results from these assumptions could also materially affect the estimated quantity and value of our reserves and impact our ability to borrow funds.

WE MAY BE REQUIRED TO WRITE DOWN THE CARRYING VALUE OF OUR PROVED PROPERTIES UNDER ACCOUNTING RULES AND THESE WRITE-DOWNS COULD ADVERSELY AFFECT OUR FINANCIAL CONDITION.

    There is a risk that we will be required to write-down the carrying value of our oil and natural gas properties when oil and natural gas prices are low. In addition, write-downs may occur if we have:

    - downward adjustments to our estimated proved reserves;

    - increases in our estimates of development costs; or

    - deterioration in our exploration results.

    We periodically review the carrying value of our oil and natural gas properties under the full cost accounting rules of the SEC. Under these rules, the net capitalized costs of oil and natural gas properties may not exceed a ceiling limit that is based on the present value, based on flat prices at a single point in time, of estimated future net revenues from proved reserves, discounted at 10%. If net capitalized costs of oil and natural gas properties exceed the ceiling limit, we must charge the amount of this excess to earnings in the quarter in which the excess occurs. At December 31, 1998, we were required to write down the carrying value of our oil and natural gas properties by approximately $4.5 million. We may not reverse write-downs even if prices increase in subsequent periods. A write-down does not affect cash flow from operating activities, but it does reduce the book value of our net tangible assets and shareholders' equity and could lower the price of your shares and cause us to be in non-compliance with some of our debt covenants.

THE UNAVAILABILITY OR HIGH COST OF ADDITIONAL DRILLING RIGS, EQUIPMENT, SUPPLIES AND PERSONNEL COULD ADVERSELY AFFECT OUR ABILITY TO EXECUTE OUR EXPLORATION AND DEVELOPMENT PLANS WITHIN BUDGET AND ON A TIMELY BASIS.


    Shortages or the high cost of drilling rigs, equipment, supplies or personnel could delay or adversely affect our development and exploration operations, which could have a material adverse effect on our financial condition and results of operations. Beginning in 2000, we experienced a significant escalation in the costs of products and services in our exploration and development activities. If drilling activity in the United States increases further, associated costs may also increase, including those costs related to drilling rigs, equipment, supplies and personnel and the services and products of other vendors to the industry. These costs may increase and necessary equipment and services may become unavailable to us at economical prices. Should this happen, we may delay our drilling activities, which may limit our ability to replace reserves, or we may incur these higher costs, which may negatively affect our results of operations.


THE OIL AND NATURAL GAS BUSINESS INVOLVES MANY OPERATING RISKS THAT COULD CAUSE SUBSTANTIAL LOSSES.

    Drilling activities involve the risk that no commercially productive oil or natural gas reservoirs will be found or produced. We may drill or participate in new wells that are not productive. We may drill wells that are productive but that do not produce sufficient net revenues to return a profit after drilling, operating and other costs. Whether a well is productive and profitable depends on a number of factors, including the following, many of which are beyond our control:

    - general economic and industry conditions, including the prices received for oil and natural gas;

    - mechanical problems encountered in drilling wells or in production activities;

    - problems in title to our properties;

    - weather conditions that delay drilling activities or cause producing wells to be shut down;

    - compliance with governmental requirements; and

    - shortages in or delays in the delivery of equipment and services.

If we do not drill productive and profitable wells in the future, our financial condition and results of operations could be materially and adversely affected due to decreased cash flow and net revenues.

    In addition to the substantial risk that we may not drill productive and profitable wells, the following hazards are inherent in oil and natural gas exploration, development, production and gathering, including:

    - unusual or unexpected geologic formations;

    - unanticipated pressures;

    - mechanical failures;

    - blowouts where oil or natural gas flows uncontrolled at a wellhead;

    - cratering or collapse of the formation;

    - explosions;

    - releases of hazardous substances or other waste materials that cause environmental damage; and

    - environmental accidents such as uncontrollable flows of oil, natural gas or well fluids into the environment, including groundwater contamination.


    We could suffer substantial losses from these hazards due to injury and loss of life, severe damage to and destruction of property and equipment, pollution and other environmental damage and suspension of operations. We carry insurance that we believe is consistent with customary industry practices for companies of our size. However, we do not fully insure against all risks associated with our business either because this insurance is not available or because we believe the cost is prohibitive. The occurrence of an event that is not covered, or not fully covered by insurance, could decrease cash flow and net revenues and negatively affect our financial condition if we incur cleanup costs or must settle claims related to these hazards.


WE MAY PURCHASE OIL AND NATURAL GAS PROPERTIES WITH LIABILITIES OR RISKS WE DID NOT KNOW ABOUT OR THAT WE DID NOT CORRECTLY ASSESS, AND, AS A RESULT, WE COULD BE SUBJECT TO LIABILITIES THAT COULD ADVERSELY AFFECT OUR RESULTS OF OPERATIONS.


    Before acquiring oil and natural gas properties, we estimate the recoverable reserves, future oil and natural gas prices, operating costs, potential environmental liabilities and other factors relating to the properties. We believe our method of review is generally consistent with industry practices. However, our review involves many assumptions and estimates, and their accuracy is inherently uncertain. As a result, we may not discover all existing or potential problems associated with the properties we buy. We may not become sufficiently familiar with the properties to fully assess their deficiencies and capabilities. We do not generally perform inspections on every well, and we may not be able to observe mechanical and environmental problems even when we conduct an inspection. Even if we identify problems, the seller may not be willing or financially able to give us contractual protection against these problems, and we may decide to assume environmental and other liabilities in connection with properties we acquire. If we acquire properties with risks or liabilities we did not know about or that we did not correctly assess, our financial condition and results of operations could be adversely affected as we settle claims and incur cleanup costs related to these liabilities.



WE MAY NOT ACCURATELY EVALUATE ACQUISITION OPPORTUNITIES AND AS A RESULT WE MAY PURCHASE ADDITIONAL OIL AND NATURAL GAS PROPERTIES AT PRICES GREATER THAN THEIR ACTUAL VALUE.



    We constantly evaluate acquisition opportunities and frequently engage in bidding and negotiating for acquisitions, many of which are substantial. However, we may not be successful in identifying or acquiring additional property interests, which could prevent us from replacing our reserves. If successful in this process, we may be required to alter or increase substantially our capitalization to finance these acquisitions through the use of cash on hand, the issuance of additional debt or equity securities, the sale of production payments, borrowing of additional funds or otherwise. Our existing credit facility includes covenants limiting our ability to incur additional debt. If we were to proceed with one or more acquisitions for stock, our stockholders would suffer dilution of their interests. While we intend to concentrate on acquiring producing properties with exploration and development potential located in our current areas of operation, we may decide to acquire properties located in other geographic regions. The acquisition of properties that are substantially different in operating or geologic characteristics or geographic locations from our existing properties, with which we have less experience, could change the nature of our operations and business.

WE ARE SUBJECT TO GOVERNMENT REGULATION AND LIABILITY, INCLUDING COMPLEX ENVIRONMENTAL LAWS, THAT COULD REQUIRE SIGNIFICANT EXPENDITURES AND COULD MATERIALLY DECREASE OUR NET INCOME.

    The exploration, development, production and sale of oil and natural gas in the United States is subject to many federal, state and local laws and regulations, including complex environmental laws and regulations. Under these laws and regulations, we may be required to make large expenditures that could materially adversely affect our results of operations. These expenditures could include payments for:

    - personal injuries;

    - property damage;

    - containment and clean up of oil and other spills;

    - the management and disposal of hazardous materials;

    - remediation and clean-up costs; and

    - other environmental damages.

    While we maintain insurance coverage for our operations, we do not believe that full insurance coverage for all potential environmental damages is available at a reasonable cost. Failure to comply with these laws and regulations also may result in the suspension or termination of our operations and subject us to administrative, civil and criminal penalties. Laws and regulations protecting the environment have been changed frequently and the changes often imposed include increasingly stringent requirements. These laws and regulations may impose liability on us for environmental damage and disposal of hazardous materials even if we were not negligent or at fault. We may also be liable for the conduct of others or for acts that complied with applicable laws at the time we performed those acts.

THE MARKETABILITY OF OUR PRODUCTION IS DEPENDENT UPON TRANSPORTATION FACILITIES OVER WHICH WE HAVE NO CONTROL.

    The unavailability of satisfactory oil and natural gas transportation arrangements may hinder our access to oil and natural gas markets or delay our production. The availability of a ready market for our oil and natural gas production depends on a number of factors, including the demand for, and supply of, oil and natural gas and the proximity of reserves to pipelines and terminal facilities. Our ability to market our production depends in substantial part on the availability and capacity of gathering systems, pipelines and processing facilities owned and operated by third parties. Our failure to obtain these services on acceptable terms could materially harm our business. We may be required to shut in wells for lack of a market or because of inadequacy or unavailability of natural gas pipeline or gathering system capacity. If that were to occur, we would be unable to realize revenue from those wells until production arrangements were made to deliver our production to market.

RISKS RELATING TO MATADOR

WE MAY HAVE DIFFICULTY FINANCING OUR PLANNED GROWTH AND CAPITAL EXPENDITURES.


    We have experienced and expect to continue to experience substantial capital expenditure and working capital needs as a result of our exploration, development and acquisition strategy. In the future, we may require financing, in addition to cash generated from our operations and this offering, to fund our planned growth and capital expenditures. If additional capital resources are unavailable, we will be unable to grow our business and we may curtail our drilling, development and other activities or be forced to sell some of our assets on an untimely or unfavorable basis.

A SIGNIFICANT COMPONENT OF OUR GROWTH HAS BEEN THROUGH ACQUISITIONS, AND OUR FAILURE TO SUCCESSFULLY COMPLETE FUTURE ACQUISITIONS COULD REDUCE OUR EARNINGS AND SLOW OUR GROWTH.


    Our growth is due in part to strategic acquisitions, and we may not be able to continue to identify properties for acquisition or make acquisitions on terms that we consider economically acceptable. There is intense competition for acquisition opportunities in our industry. Competition for acquisitions may increase the cost of, or cause us to refrain from, completing acquisitions. Completion of acquisitions is dependent upon, among other things, our ability to obtain debt and equity financing and, in some cases, regulatory approvals. Our ability to pursue our growth strategy may be hindered if we are not able to obtain financing or regulatory approvals. Our ability to grow through acquisitions will require us to continue to invest in operations, financial and management information systems and to attract, retain, motivate and effectively manage our employees. The inability to manage the integration of acquisitions effectively could reduce our focus on subsequent acquisitions and current operations, and could negatively impact our earnings and growth. Our financial position and results of operations may fluctuate significantly from period to period, reflecting the completion of significant acquisitions during particular periods. Further, if we are not successful in identifying or acquiring any material property interests, our earnings could be reduced and our growth could be restricted.


OUR ABILITY TO GENERATE SUFFICIENT CASH TO SERVICE OUR DEBT AND REPLACE OUR RESERVES DEPENDS ON MANY FACTORS BEYOND OUR CONTROL.

    We rely on cash from our operations to pay the principal and interest on our debt. In addition, our operations may not generate enough cash to pay the principal and interest on our debt. Our ability to generate cash from operations depends on:

    - the level of production from our properties;


    - general economic conditions, including the prices paid for oil and natural gas;


    - our success in exploration and development activities; and

    - legislative, regulatory, competitive and other factors beyond our control.

OUR SUCCESS DEPENDS, TO A LARGE EXTENT, ON OUR CHIEF EXECUTIVE OFFICER, EXPERIENCED TECHNICAL PERSONNEL AND OTHER KEY PERSONNEL AND THE LOSS OF ANY COULD DISRUPT OUR BUSINESS OPERATIONS.

    We depend to a large extent on the efforts and continued employment of our chairman, president and chief executive officer, Joseph Wm. Foran, technical personnel and other key personnel. Competition for technical personnel and engineers is extremely intense. We currently do not have employment agreements with Mr. Foran or with any of our other key personnel. If Mr. Foran or any of these other key personnel resign or become unable to continue in their present role and if they are not adequately replaced, our business operations could be adversely affected. Please read "Management" for information regarding
Mr. Foran and other members of our management team.

IF WE ARE UNABLE TO COMPETE EFFECTIVELY AGAINST OTHER OIL AND NATURAL GAS COMPANIES, WE MAY BE UNABLE TO ACQUIRE NEW PROPERTIES AT ATTRACTIVE PRICES OR TO SUCCESSFULLY DEVELOP OUR PROPERTIES.

    We encounter strong competition from other oil and natural gas companies in acquiring properties and leases for the exploration and production of oil and natural gas. We also compete for the equipment and labor required to operate and develop these properties. Many of our competitors have financial resources, staffs and facilities substantially greater than ours. In addition, larger competitors may be able to absorb the burden of any changes in federal, state and local laws and regulations more easily than we can, which would adversely affect our competitive position. Our competitors may be able to pay more for desirable leases and to evaluate, bid for and purchase a greater number of properties or prospects than our financial or personnel resources will permit. As a result, we may not be able to buy properties or lease additional acreage at affordable prices or to successfully develop our properties. Our ability to explore, develop and exploit oil and natural gas reserves and to acquire additional properties in the future will depend on our ability to conduct operations, to evaluate and select suitable properties and to complete transactions in this highly competitive environment.

OUR COMPETITORS MAY USE SUPERIOR TECHNOLOGY THAT WE MAY BE UNABLE TO AFFORD OR THAT WOULD REQUIRE A COSTLY INVESTMENT BY US IN ORDER TO COMPETE.

    Our industry is subject to rapid and significant advancements in technology, including the introduction of new products and services using new technologies. As our competitors use or develop new technologies, we may be placed at a competitive disadvantage, and competitive pressures may force us to implement new technologies at a substantial cost. In addition, our competitors may have greater financial, technical and personnel resources that allow them to enjoy technological advantages and may in the future allow them to implement new technologies before we can. We cannot be certain that we will be able to implement technologies on a timely basis or at a cost that is acceptable to us. One or more of the technologies that we currently use or that we may implement in the future may become obsolete, and we may be adversely affected.

RELATIVELY FASTER INITIAL PRODUCTION DECLINES FOR EAST TEXAS GAS PROPERTIES SUBJECT US TO HIGHER RESERVE REPLACEMENT NEEDS.

    Producing oil and natural gas reservoirs generally are characterized by declining production rates that vary depending upon reservoir characteristics and other factors. High production decline rates generally result in recovery of a relatively higher percentage of reserves from properties during the initial few years of production as opposed to later years, and, as a result, our reserve replacement needs from properties with high production decline rates are relatively greater. Production from reserves in reservoirs in the East Texas Bossier trend generally decline initially more rapidly than reservoirs in our other producing regions.

WE CANNOT CONTROL THE ACTIVITIES ON PROPERTIES WE DO NOT OPERATE.


    As of April 30, 2001, other companies operate properties constituting approximately 29% of our PV-10 value. As a result, our ability to exercise influence over the operations of these properties or their associated costs is limited. Our dependence on the operators and other working interest owners of these projects and our limited ability to influence operations and associated costs could materially and adversely affect the realization of our targeted returns on capital in drilling or acquisition activities. The success and timing of our drilling and development activities on properties operated by others therefore depends upon a number of factors outside of our control, including:


    - timing and amount of capital expenditures;

    - the operator's expertise and financial resources;

    - approval of other participants in drilling wells; and

    - selection of technology.

OUR MAJOR SHAREHOLDERS, DIRECTORS AND OUR SENIOR MANAGEMENT OWN A SIGNIFICANT AMOUNT OF OUR COMMON STOCK, GIVING THEM SIGNIFICANT INFLUENCE IN CORPORATE TRANSACTIONS AND OTHER MATTERS, AND THE INTERESTS OF THESE SHAREHOLDERS, DIRECTORS AND OUR MANAGEMENT COULD DIFFER FROM YOURS.



    On completion of this offering, Unocal, The Travelers Insurance Company, The Lincoln National Life Insurance Company, our directors and our senior management will beneficially own approximately 47% of our outstanding shares of common stock, assuming no exercise of the underwriters' over-allotment option. As a result, these shareholders will be positioned to significantly influence or control the outcome of matters requiring a shareholder vote, including the election of directors, the adoption of any amendment to our articles of incorporation or bylaws and the approval of mergers and other significant corporate transactions. Their influence or control of Matador may have the effect of delaying or preventing a change of control of Matador and may adversely affect the voting and other rights of other shareholders.


RISKS RELATING TO THE OFFERING

THERE HAS NEVER BEEN A PUBLIC MARKET FOR OUR COMMON STOCK, AND OUR STOCK PRICE MAY FLUCTUATE SIGNIFICANTLY.

    Before this offering, no public market for our common stock existed, and an active trading market may not develop or be sustained in the future. The initial public offering price of our common stock was determined by negotiation between us and representatives of the underwriters and may bear no relationship to the market price of our common stock after this offering. The trading price of our common stock, and the price at which we may sell securities in the future, could be subject to significant fluctuations in response to government regulations, variations in quarterly operating results, the prices of oil and natural gas and other factors.

SUBSTANTIALLY ALL OF OUR OUTSTANDING SHARES MAY BE SOLD INTO THE MARKET IN THE NEAR FUTURE. THIS COULD CAUSE THE MARKET PRICE OF OUR COMMON STOCK TO DROP SIGNIFICANTLY, EVEN IF OUR BUSINESS IS DOING WELL.

    The market price of our common stock could drop due to sales of a large number of shares of our common stock in the market after the offering or the perception that the sales could occur. This could make it more difficult to raise funds through future offerings of common stock. Please read "Shares Eligible for Future Sale."


    On completion of this offering, we will have outstanding 16,019,169 shares of our common stock. This number includes the 4,300,000 shares we and the selling shareholders are selling in this offering, which may be resold in the public market immediately. Additionally, shareholders who hold an aggregate of 1,474,146 shares of common stock may elect immediately to sell all or a portion of their existing shares under the safe harbor provided by Rule 144(k) of the Securities Act. Of the remaining 10,245,023 shares, 3,668,393 shares will become immediately available for resale in the public market after a period of 180 days from the date of this prospectus, under the safe harbor provided by Rule 144(k) of the Securities Act and 6,576,630 shares will be available for sale subject to the volume and manner of sale restrictions under Rule 144 of the Securities Act with some exceptions. All shares of our common stock outstanding prior to this offering could be sold following the 180-day period, either in transactions registered under the Securities Act or transactions exempt from registration. In addition, some of our current shareholders have rights that provide for the registration of their shares, at our expense, which would allow these shareholders to immediately resell their shares. Please read "Certain Relationships and Related Transactions" and "Description of Capital Stock--Registration Rights" for a description of these registration rights.



    As of July 31, 2001, options to purchase approximately 1.3 million shares of common stock were outstanding. Under our existing stock option plans, we can grant options to purchase approximately 1.1 million additional shares of common stock. After this offering, we intend to file a registration statement covering the sale of the common stock issuable upon exercise of these options. The shares received upon exercise of these options generally will be freely transferable. Please read "Management--Employee Stock Option Plans."


PURCHASERS IN THIS OFFERING WILL SUFFER IMMEDIATE AND SUBSTANTIAL DILUTION.


    If you purchase common stock in this offering, you will experience immediate and substantial dilution of $9.80 per share, because the price you pay will be substantially greater than the as-adjusted net tangible book value per share of $7.20 for the shares you acquire. This dilution is due in large part to the fact that prior investors paid an average price of $2.91 per share when they purchased their shares of common stock, which is substantially less than the initial public offering price.


PROVISIONS OF OUR ARTICLES OF INCORPORATION, BYLAWS AND TEXAS LAW AND SOME OF OUR AGREEMENTS AND OUTSTANDING SECURITIES MAY HAVE ANTI-TAKEOVER EFFECTS THAT COULD PREVENT A CHANGE IN CONTROL, WHICH MAY CAUSE OUR STOCK PRICE TO DECLINE.

    Provisions of our articles of incorporation and bylaws may discourage, delay or prevent a merger or acquisition that our shareholders may consider favorable. These provisions include:

    - authorization for our board of directors to issue preferred stock without shareholder approval;

    - a classified board of directors with staggered, three-year terms;

    - the prohibition of cumulative voting in the election of directors;

    - a limitation on the ability of shareholders to call special meetings to those owning at least 10% of our outstanding shares of common stock; and

    - advance notice requirements for nominations for election to the board of directors or for proposing matters that can be acted on by shareholders at shareholder meetings.

    Please read "Description of Capital Stock" for additional details concerning the provisions of our articles of incorporation and bylaws. Provisions of Texas law also may discourage, delay or prevent someone from acquiring or merging with us, which may cause the market price of our common stock to decline. See "Description of Capital Stock--Business Combinations Under Texas Law." In addition, our board of directors adopted a shareholder rights agreement, commonly known as a "poison pill," in May 2001. We also have a shareholders agreement among some of our shareholders and Unocal and option agreements with some of our employees that have change of control provisions, the effect of which may be to discourage, delay or prevent someone from acquiring or merging with us. For more information about the rights agreement and the shareholders agreement, see "Certain Relationships and Related Transactions--Shareholders Agreement" and "Description of Capital Stock--Common Stock Purchase Rights."

OUR BOARD OF DIRECTORS CAN AUTHORIZE THE ISSUANCE OF PREFERRED STOCK, WHICH COULD DIMINISH THE RIGHTS OF HOLDERS OF OUR COMMON STOCK, AND MAKE A CHANGE OF CONTROL OF MATADOR MORE DIFFICULT.

    Our board of directors is authorized to issue shares of preferred stock in one or more series and to fix the voting powers, preferences and other rights and limitations of the preferred stock. Accordingly, we may issue shares of preferred stock with a preference over the common stock with respect to dividends or distributions on liquidation or dissolution, or that may otherwise adversely affect the voting or other rights of the holders of common stock. Issuances of preferred stock, depending upon the rights, preferences and designations of the preferred stock, may have the effect of delaying, deterring or preventing a change in control of Matador, even if that change of control might benefit our shareholders. Please read "Description of Capital Stock" for additional details concerning the provisions of our articles of incorporation and bylaws.

             CAUTIONARY STATEMENT ABOUT FORWARD-LOOKING STATEMENTS

    We have made forward-looking statements in this prospectus relating to matters that are subject to risks and uncertainties. These forward-looking statements include information about possible or assumed future results of our operations. You can identify these statements by the fact that they do not relate strictly to historical or current facts. Also, when we use any of the words "believes," "expects," "estimates," "intends," "plans," "projects," "anticipates" or similar expressions, we are making forward-looking statements. Examples of types of forward-looking statements include statements on:

    - our oil and natural gas reserves;

    - future acquisitions;

    - future drilling and operations;

    - future capital expenditures;

    - future production of oil and natural gas; and

    - future net cash flows.


    There are many factors that could cause these forward-looking statements to be incorrect, including, but not limited to, the risks described under "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations." When you consider these forward-looking statements, you should keep in mind these risk factors and the other cautionary statements in this prospectus. Our forward-looking statements speak only as of the date made.

                                USE OF PROCEEDS


    We estimate that we will receive net proceeds of approximately
$56.0 million from the sale of the shares of common stock offered by this prospectus, after deducting underwriting discounts and estimated offering expenses. This estimate assumes a public offering price of $17.00 per share, which represents the mid-point of our offering price range of $16.00 to $18.00 per share. We will not receive any proceeds from the sale of our common stock by the selling shareholders.



    We intend to use the net proceeds as follows:



                                                                 AMOUNTS
                                                              --------------
                                                              (IN THOUSANDS)
SOURCES:
  Common stock (1)..........................................     $61,200
  Less offering expenses and discounts......................       5,200
                                                                 -------
    Net proceeds............................................     $56,000
                                                                 =======

USES:
  Repayment of debt under credit facility...................     $56,000
                                                                 =======


------------------------


(1) If the underwriters' over-allotment option is exercised in full, the gross proceeds will be $72.2 million and the net proceeds will be $66.2 million.



    As of July 31, 2001, we had $60.1 million in total debt outstanding, with a weighted average interest rate of 5.4%. The credit facility has a maturity of February 28, 2006. We have used borrowings under our credit facility to fund a portion of our exploration, development and acquisition activities and for other corporate purposes. We intend to reborrow under our credit facility from time to time as necessary to supplement our cash flow from operating activities to fund exploration, development and acquisition activities and other general corporate expenditures. Please read "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources" and the "Notes to Consolidated Financial Statements" for a discussion of our credit facility.

                                DIVIDEND POLICY


    We established a practice of paying quarterly dividends at the end of the first quarter of 1988, and we have paid dividends each quarter since that time. Quarterly dividends per share paid on our common stock for the two most recent fiscal years ended December 31, 1999 and 2000 and the six months ended June 30, 2001 are as follows:



                                                              DIVIDEND PER
                                                              COMMON SHARE
                                                              ------------
FISCAL YEAR ENDED DECEMBER 31, 1999

  First Quarter.............................................    $0.0083

  Second Quarter............................................     0.0083

  Third Quarter.............................................     0.0083

  Fourth Quarter............................................     0.0083

FISCAL YEAR ENDED DECEMBER 31, 2000

  First Quarter.............................................    $0.0100

  Second Quarter............................................     0.0100

  Third Quarter.............................................     0.0100

  Fourth Quarter............................................     0.0100

FISCAL YEAR ENDING DECEMBER 31, 2001

  First Quarter.............................................    $0.0117

  Second Quarter............................................     0.0125


    The terms of our credit facility currently limit our annual cash dividend payments to no more than $650,000. The payment of all future dividends, if any, will be at the discretion of our board of directors and will depend on our actual cash flow, financial condition, capital requirements, and those other factors that our board of directors deems relevant. We cannot assure you that we will continue to pay dividends on our common stock.

                                    DILUTION


    The net tangible book value of our common stock on June 30, 2001 was approximately $4.78 per share of common stock. Net tangible book value per share is determined by dividing our tangible net worth, or tangible assets less total liabilities, by the total number of outstanding shares of common stock. After giving effect to the sale of common stock offered by this prospectus and the receipt of the estimated net proceeds, our as adjusted net tangible book value at June 30, 2001 would have been approximately $7.20 per share. This amount represents an immediate and substantial increase in the net tangible book value of $2.42 per share to existing shareholders and an immediate dilution to new investors purchasing common stock in this offering, resulting from the difference between the offering price and the as adjusted net tangible book value after this offering. The following table illustrates the per-share dilution to new investors purchasing common stock in this offering at $17.00 per share, assuming the underwriters' over-allotment option is not exercised:



Offering price per share of common stock....................              $17.00

  Net tangible book value per share at June 30, 2001........   $4.78

  Increase in net tangible book value per share attributable
    to the issue of shares of common stock..................   $2.42

As adjusted net tangible book value per share after the
  offering..................................................              $ 7.20

Dilution per share to investors in this offering............              $ 9.80



    The following table sets forth, at June 30, 2001, the number of shares of common stock purchased from us, the total consideration and average price per share paid for existing shares and for new shares before deducting offering expenses and underwriting discounts, assuming an initial public offering price of $17.00 per share and assuming the underwriters over-allotment option is not exercised:



                                                                 TOTAL CASH
                                     SHARES PURCHASED          CONSIDERATION
                                   ---------------------   ----------------------   AVERAGE PRICE
                                     NUMBER     PERCENT      AMOUNT      PERCENT      PER SHARE
                                   ----------   --------   -----------   --------   -------------
Existing shares..................  12,419,169       78%    $36,092,015       37%       $ 2.91
New shares.......................   3,600,000       22%     61,200,000       63%       $17.00
                                   ----------     ----     -----------     ----        ------
Total............................  16,019,169      100%     97,292,015      100%       $ 6.07
                                   ==========     ====     ===========     ====        ======



    Each of the above tables excludes approximately 1.3 million shares of common stock issuable on exercise of options that were outstanding as of June 30, 2001. These options had a weighted average exercise price of $7.83 per share. Because the outstanding options have a weighted average exercise price greater than the as adjusted net tangible book value per share after the offering, the exercise of outstanding options will not be additionally dilutive to new investors. Please read Note 7 of the "Notes to Consolidated Financial Statements" included elsewhere in this prospectus.

                                 CAPITALIZATION

                     (IN THOUSANDS, EXCEPT PER SHARE DATA)


    The following table presents our capitalization as of June 30, 2001. Our capitalization is presented:


    - on an actual basis;


    - on an as adjusted basis to give effect to the sale by us of 3,600,000 shares of common stock in this offering at an assumed initial public offering price of $17.00 per share, after deducting underwriting discounts and estimated offering expenses, and our anticipated use of the estimated net proceeds of this offering to repay outstanding debt.


    You should read this table in conjunction with "Use of Proceeds," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the "Consolidated Financial Statements" and the "Notes to Consolidated Financial Statements" included elsewhere in this prospectus.


                                                                  JUNE 30, 2001
                                                              ----------------------
                                                               ACTUAL    AS ADJUSTED
                                                              --------   -----------
Debt:
  Revolving credit facility.................................  $ 58,900     $  2,900
  Industrial development authority promissory note..........     1,080        1,080
                                                              --------     --------
    Total debt..............................................    59,980        3,980

Shareholders' equity (1):
  Common stock, $0.10 par value, 100,000,000 shares
    authorized; 13,021,989 shares issued and 12,419,169
    outstanding, actual; and 16,621,989 shares issued and
    16,019,169 outstanding, as adjusted (2).................     1,302        1,662
  Additional paid-in capital................................    45,866      101,506
  Retained earnings.........................................    18,254       18,254
  Treasury stock at cost:...................................    (4,814)      (4,814)
  Deferred compensation expense.............................    (1,242)      (1,242)
                                                              --------     --------
    Total shareholders' equity..............................    59,366      115,366
                                                              --------     --------
    Total capitalization....................................  $119,346     $119,346
                                                              ========     ========


------------------------

(1) Capitalization table reflects the increase in our authorized shares from 10,000,000 to 100,000,000, as approved by our shareholders on May 8, 2001, and a three-for-one stock split effective July 1, 2001.

(2) Does not include shares reserved for issuance upon exercise of outstanding options.

                      SELECTED CONSOLIDATED FINANCIAL DATA
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)


    The following table presents selected consolidated financial data. The financial data for the five years ended December 31, 2000 are derived from our audited consolidated financial statements. The financial data for the six-month periods ended June 30, 2000 and 2001 are derived from our unaudited consolidated financial statements. The unaudited consolidated financial statements include all adjustments consisting of normal recurring accruals, which we consider necessary for a fair presentation of the financial position and the results of operations for these periods. The financial data are not necessarily indicative of our future performance. You should read the following data in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations," the "Consolidated Financial Statements" and the "Notes to Consolidated Financial Statements" included elsewhere in this prospectus.



                                                                                                    SIX MONTHS
                                                       YEARS ENDED DECEMBER 31,                   ENDED JUNE 30,
                                         ----------------------------------------------------   -------------------
                                           1996       1997       1998       1999       2000       2000       2001
                                         --------   --------   --------   --------   --------   --------   --------
                                                                                                    (UNAUDITED)
STATEMENT OF OPERATIONS DATA:
Revenues:
  Natural gas revenues.................  $ 4,407     $6,110    $ 9,140    $13,074    $32,097    $11,431    $28,319
  Oil revenues.........................    4,357      6,649      6,905     10,582     16,727      7,660     10,648
                                         -------     ------    -------    -------    -------    -------    -------
    Total revenues.....................    8,764     12,759     16,045     23,656     48,824     19,091     38,967
Operating costs and expenses:
  Lease operating expense (1)..........    1,470      2,291      3,555      4,034      5,019      2,323      4,248
  Production taxes.....................      716      1,120      1,437      1,987      3,869      1,537      2,943
  Depreciation, depletion and
    amortization.......................    2,788      3,978      7,526      7,758     10,179      4,871      7,661
  Oil and natural gas property
    impairment (2).....................       --         --      4,545         --         --         --         --
  General and administrative (3).......    1,937      2,317      3,049      3,233      3,875      1,676      3,453
                                         -------     ------    -------    -------    -------    -------    -------
    Total operating costs and
      expenses.........................    6,911      9,706     20,112     17,012     22,942     10,407     18,305
Operating income.......................    1,853      3,053     (4,067)     6,644     25,882      8,684     20,662
Other income (expense):
  Interest expense, net................   (1,187)    (1,414)    (1,966)    (2,646)    (3,675)    (1,629)    (1,887)
  Interest and other income............        4         22         22         28        101         54         57
                                         -------     ------    -------    -------    -------    -------    -------
Income (loss) before income taxes......      670      1,661     (6,011)     4,026     22,308      7,109     18,832
Income tax (provision) benefit:
  Current..............................       --         --         --         --       (213)        --       (807)
  Deferred.............................       --       (246)     1,813     (1,521)    (7,586)    (2,486)    (5,825)
                                         -------     ------    -------    -------    -------    -------    -------
Net income (loss)......................  $   670     $1,415    $(4,198)   $ 2,505    $14,509    $ 4,623    $12,200
Puttable common stock accretion and
  preferred stock dividends (4)........       39         78      5,056        107        773         84         --
Net income (loss) available to common
  shareholders.........................  $   631     $1,337    $(9,254)   $ 2,398    $13,736    $ 4,539    $12,200
                                         =======     ======    =======    =======    =======    =======    =======
Cash dividends paid on common stock....  $   163     $  166    $   271    $   327    $   410    $   196    $   269
Weighted average shares
  outstanding (5):
  Basic................................    4,884      4,982      8,917      9,892     10,728     10,685     12,414
  Diluted..............................    7,268      7,347      8,917     12,257     13,178     13,174     13,352
Net income (loss) per common share:
  Basic................................  $  0.13     $ 0.27    $ (1.04)   $  0.24    $  1.28    $  0.42    $  0.98
  Diluted..............................  $  0.09     $ 0.19    $ (1.04)   $  0.20    $  1.10    $  0.35    $  0.91
Pro forma net income per common
  share (6):
  Basic................................       --         --         --         --    $  1.20         --    $  0.83
  Diluted..............................       --         --         --         --    $  1.06         --    $  0.78

                                                        DECEMBER 31,                            JUNE 30,
                                    ----------------------------------------------------   -------------------
                                      1996       1997       1998       1999       2000       2000       2001
                                    --------   --------   --------   --------   --------   --------   --------
                                                                                               (UNAUDITED)
OTHER FINANCIAL DATA:
Adjusted EBITDA (7)...............  $ 4,645    $  7,053   $  8,026   $ 14,430   $ 36,162   $ 13,609   $28,380
Net cash provided by operating
  activities......................    2,932       6,406      7,316     11,189     30,650     10,555    26,856
Net cash used in investing
  activities......................   (8,777)    (13,272)   (24,126)   (15,504)   (44,762)   (24,900)  (28,908)
Net cash provided by financing
  activities......................    5,996       7,775     16,525      4,064     14,178     13,314     1,383
Capital expenditures..............    9,349      13,759     46,982     15,682     45,642     25,206    28,795
BALANCE SHEET DATA:
Working capital...................  $    85    $    394   $    463   $    864   $  2,427   $  1,153   $ 1,290
Total assets......................   31,342      41,457     77,129     87,220    127,798    107,850   152,266
Total debt........................   15,170      23,080     39,880     37,770     58,380     51,380    59,980
Preferred stock...................    6,616       6,616      6,616      6,616         --      6,616        --
Puttable common stock.............       --          --     22,000     22,000         --         --        --
Total shareholders' equity........    6,721       7,999        878      9,684     46,623     36,012    59,366
Total of preferred stock, puttable
  common stock and shareholders'
  equity..........................   13,337      14,615     29,494     38,300     46,623     42,628    59,366


------------------------


(1) Included in the six months ended June 30, 2001 was a remedial workover expense of approximately $681,000 associated with one dual-completion East Texas Cotton Valley producing gas well.


(2) According to the full cost method of accounting, the results of operations for the year ended December 31, 1998 include an impairment of oil and natural gas properties of approximately $4.5 million.


(3) Included in the six months ended June 30, 2001 was an approximate $761,000 non-cash expense for employee stock options granted during the period.


(4) Please see Notes 10 and 11 to the Consolidated Financial Statements included elsewhere in this prospectus.

(5) Includes for appropriate periods shares of common stock issuable upon conversion of our convertible preferred stock and stock options.


(6) Assumes that we repaid our debt outstanding as of December 31, 1999 on January 1, 2000 and our debt outstanding as of December 31, 2000 on January 1, 2001, with the proceeds of the offering. Pro forma weighted average shares have been adjusted to reflect the number of shares required to generate sufficient proceeds to repay all outstanding debts as of each date.



(7) Adjusted EBITDA, as used in this prospectus, is defined as net income (loss) before interest expense, income taxes, depreciation, depletion and amortization and oil and natural gas property impairment. While adjusted EBITDA should not be considered in isolation or as a substitute for net income (loss), operating income (loss), cash flow provided by operating activities or other income or cash flow data prepared in accordance with generally accepted accounting principles or as an indicator of a company's financial performance, we believe that it provides additional information with respect to our ability to meet our future debt service, capital expenditures and working capital requirements. When evaluating adjusted EBITDA, investors should consider, among other factors, (1) increasing or decreasing trends in adjusted EBITDA, (2) whether adjusted EBITDA has remained at positive levels historically and (3) how adjusted EBITDA compares to levels of interest expense. Because adjusted EBITDA excludes some, but not all, items that affect net income and may vary among companies, the adjusted EBITDA presented above may not be comparable to similarly titled measures of other companies. While we believe that adjusted EBITDA may provide additional information with respect to our ability to meet our future debt service, capital expenditures and working capital requirements, certain functional or legal requirements of our business may require us to utilize our available funds for other purposes.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

    You should read the following discussion and analysis in conjunction with the "Consolidated Financial Statements" and the "Notes to Consolidated Financial Statements" included elsewhere in this prospectus. This prospectus contains forward-looking statements regarding information that involves risks and uncertainties. See "Cautionary Statement About Forward-Looking Statements." Actual results may differ materially from those anticipated due to many factors, including, but not limited to, those set forth under "Risk Factors."

OVERVIEW

    Formed in 1987, we are a rapidly growing independent energy company engaged in the exploration, development, acquisition, production, and operation of oil and natural gas properties. All of our properties are located in the lower 48 states of the United States, primarily in producing regions within the East Texas Basin and the Permian Basin of West Texas and Southeastern New Mexico. Our main office is located in Dallas, Texas, and we have a field office located in Midland, Texas.


    In January 1998, we acquired from Unocal producing properties with proved reserves of 524 Mbbls of oil and 14,360 Mmcf of natural gas located in Southeastern New Mexico, plus related undeveloped acreage and seismic data, in exchange for 4,020,000 shares of our common stock plus the assumption of $4.4 million in deferred tax liabilities. The common stock issued in exchange for the Unocal assets was valued at approximately $17.0 million.



    On August 7, 1998, we acquired royalty interests representing proved reserves of 70 Mbbls of oil and 370 Mmcf of natural gas valued at $1.4 million in exchange for $1.4 million in cash.



    On September 30, 1998, we acquired properties with proved reserves of 44 Mbbls of oil and 13,200 Mmcf of natural gas valued at $6.3 million in exchange for $6.3 million in cash.



    On September 30, 1998, we acquired properties with proved reserves of 69 Mbbls and 2,470 Mmcf of natural gas valued at approximately $2.3 million in exchange for 404,166 shares of common stock valued at approximately
$2.4 million and the assumption of approximately $500,000 in deferred tax liabilities. As part of this purchase, we also received a cash price adjustment of $600,000 from the seller.



    On January 22, 2000, we acquired proved reserves of 189 Mbbls of oil and 12,600 Mmcf of natural gas for approximately $6.1 million in cash.



    The primary contributors to our revenues are oil and natural gas production and the prices for which we sell our production. Our average daily production has grown substantially since 1996, rising from an average daily production rate of 9.7 Mmcfe/d in 1996 to 42.1 Mmcfe/d in the six months ended June 30, 2001. This represents a cumulative annual growth rate of approximately 36%. In addition, since late 1998, the average sales prices for our oil and natural gas production have substantially increased. Our operating expenses depend primarily on the costs of the products and services used in our exploration and development activities. These costs began to significantly increase in 2000. However, the increases in our production and in the oil and natural gas prices received from the sale of our production have greatly exceeded the increase in those costs.



    We use the full cost method of accounting for our oil and natural gas properties. Under this method, all costs associated with the acquisition, exploration and development of oil and natural gas reserves are capitalized as incurred. If the net capitalized costs of our oil and natural gas properties exceed the estimated net present value of future net cash flows from our proved oil and natural gas reserves, the excess is charged to earnings as an impairment of oil and natural gas properties. An impairment of approximately $4.5 million, or $3.0 million net of related tax benefit, was recorded in 1998. No impairment was necessary in 1999, 2000 or in the first six months of 2001.


    The following table presents summary operating data for the periods presented:


                                                                                                      SIX MONTHS
                                                                                                         ENDED
                                                         YEARS ENDED DECEMBER 31,                      JUNE 30,
                                           ----------------------------------------------------   -------------------
                                             1996       1997       1998       1999       2000       2000       2001
                                           --------   --------   --------   --------   --------   --------   --------
OPERATING DATA:
Production:
  Natural gas (Mmcf)....................    2,316       2,729      5,083      6,097      8,373      3,935      5,251
  Oil (Mbbls)...........................      204         340        536        579        554        270        387
  Total (Mmcfe).........................    3,540       4,768      8,299      9,571     11,697      5,555      7,573
Average Daily Production:
  Natural gas (Mcf/d)...................    6,345       7,478     13,926     16,704     22,941     21,861     29,172
  Oil (Bbls/d)..........................      559         931      1,468      1,586      1,519      1,500      2,150
  Total (Mcfe/d)........................    9,699      13,064     22,734     26,220     32,055     30,861     42,072
Average Sales Price ($):
  Natural gas (per Mcf).................    $1.91      $ 2.24     $ 1.80     $ 2.14     $ 3.83     $ 2.90     $ 5.39
  Oil (per Bbl).........................    21.36       19.57      12.88      18.28      30.19      28.37      27.51
  Total (per Mcfe)......................     2.48        2.68       1.94       2.47       4.17       3.44       5.15
Average Costs ($ per Mcfe):
  Lease operating expense...............    $0.42      $ 0.48     $ 0.43     $ 0.42     $ 0.43     $ 0.42     $ 0.56
  Production taxes......................     0.20        0.23       0.17       0.21       0.33       0.28       0.39
  Depreciation, depletion and
    amortization........................     0.79        0.83       0.91       0.81       0.87       0.88       1.01
  General and administrative............     0.55        0.49       0.37       0.34       0.33       0.30       0.46


RESULTS OF OPERATIONS


SIX MONTHS ENDED JUNE 30, 2001 COMPARED TO SIX MONTHS ENDED JUNE 30, 2000



    REVENUES.  Oil and natural gas revenues increased by approximately
$19.9 million (104%) in the first six months of 2001 compared to the same period in 2000. This increase was the result of a $1.71 per Mcfe (50%) increase in our average sales price and a 11,211 Mcfe/d production increase (36%) from the first six months of 2000 to the first six months of 2001. Natural gas revenue accounted for 73% of total revenue during the first six months of 2001 compared to 60% of total revenue during the first six months of 2000. The increase in production volume may be attributed to reserves added through our exploration and development activities. We completed no acquisitions during the first six months of 2001 and had no commodity price hedges in place at any time during these comparative periods.



    LEASE OPERATING EXPENSE (LOE). LOE increased by approximately $1.9 million (83%) in the first six months of 2001 compared to the same period in 2000. This increase was attributed to a 36% increase in production volumes for the same period, a remedial workover expense of approximately $681,000 associated with one dual-completion East Texas Cotton Valley producing gas well, and generally higher levels of field expenses associated with greater oil and natural gas sector activity and increased price competition for field services. Excluding the $681,000 workover, LOE would have been $0.47 per Mcfe. As a percentage of revenue, LOE decreased from 12% in the first six months of 2000 to 11% in the first six months of 2001. The absolute increase in LOE is somewhat offset by the addition of newly-drilled natural gas wells that generally are less costly to operate on a per-unit basis than mature oil and natural gas wells.

    PRODUCTION TAXES. These taxes, which are based upon the revenues derived from the sale of oil and natural gas, increased by approximately $1.4 million (91%) in the first six months of 2001 compared to the first six months of 2000. New Mexico production taxes are generally tied to the value of the production sold. Texas production taxes are also tied to the value of the production sold, at lower rates than New Mexico, and also include a component based upon the value of oil and natural gas still in the ground. Much of our East Texas natural gas production qualifies for the tight sand production credit in Texas. As a greater proportion of our revenue was derived from Texas during the first six months of 2001 as compared to the first six months of 2000, production taxes remained approximately at the same percentage of revenue.



    DEPRECIATION, DEPLETION AND AMORTIZATION EXPENSE (DD&A). DD&A expense increased by approximately $2.8 million (57%) in the first six months of 2001 compared to the first six months of 2000. This percentage increase approximates the 36% increase in production volume for the same periods. On a per-Mcfe basis, DD&A increased from $0.88 per Mcfe in the first six months of 2000, to $1.01 per Mcfe in the first six months of 2001. These amounts include DD&A on non-oil and natural gas related assets such as office space and equipment. The DD&A of oil and natural gas production, excluding the impact of non-oil and natural gas depreciable assets, was $1.00 in the first six months of 2001 and $0.86 for the first six months of 2000. This increase in the DD&A rate per Mcfe resulted from the addition of newly-drilled natural gas wells with higher finding and development costs due to increased costs for drilling and other services used in our exploration and development activities.



    GENERAL AND ADMINISTRATIVE EXPENSE. General and administrative expense increased by approximately $1.8 million (106%) in the first six months of 2001 as compared to the first six months of 2000. In the first six months of 2001, we recorded a $761,000 non-cash expense for employee stock options granted during the first six months of 2001. Excluding this expense, our general and administrative expense would have been $0.36 per Mcfe. The remaining $1.0 million increase in general and administrative expense is attributed primarily to increases in employee salaries, bonuses and related employment expenses associated with additions to our staff to support our growth.



    INTEREST EXPENSE. Interest expense on our credit facility increased by approximately $259,000 (16%) in the first six months of 2001 compared to the first six months of 2000 due to increased borrowings to fund exploration and development activities. This increase was offset slightly by lower interest rates in 2001. Long-term debt outstanding was approximately $60.0 million at June 30, 2001 as compared to $51.4 million at June 30, 2000.


YEAR ENDED DECEMBER 31, 2000 COMPARED TO THE YEAR ENDED DECEMBER 31, 1999

    REVENUES.  Oil and natural gas revenues increased by approximately
$25.2 million (106%) in the year ended December 31, 2000 compared to the year ended December 31, 1999. This increase was the result of a $1.70 per-Mcfe (69%) increase in our average sales price and a 5,835 Mcfe/d production increase (22%) from 1999 to 2000. Natural gas revenue accounted for 66% of our total revenue during 2000 as opposed to 55% in 1999. There were no producing property acquisitions of significance during 2000 other than the acquisition of
13.7 Bcfe of proved reserves on January 22, 2000 with an effective date as of November 1, 1999. Substantially all of the production volume increase in 2000 resulted from our exploration and development drilling activities along with various workover and recompletion activities. There were no commodity price hedges in place at any time during 2000 and 1999.

    LEASE OPERATING EXPENSE. LOE increased by approximately $985,000 (24%) in the year ended December 31, 2000 compared to the year ended December 31, 1999. This increase resulted from the 22% increase in production volume for the same period and higher field expenses brought about by increased levels of oil and natural gas activity. As a percentage of revenue, LOE declined from 17% in 1999 to 10% in 2000 due primarily to higher oil and natural gas prices. On a per-Mcfe basis, LOE expense increased slightly from $0.42 per Mcfe in 1999 to $0.43 per Mcfe in 2000. As LOE generally increases as well production volume declines, the increased production volume associated with our new wells drilled during 2000 helped mitigate the natural tendency of LOE to increase year-to-year.

    PRODUCTION TAXES. Production taxes increased by approximately $1.9 million (95%) from the year ended December 31, 1999 to the year ended December 31, 2000. The production tax increase parallels the 106% increase in revenue from fiscal 1999 to fiscal 2000 as production related taxes are closely tied to the value of the oil and natural gas produced. As a percentage of revenue, production taxes declined from 8.4% of revenue to 7.9% of revenue from 1999 to 2000. Because Texas has a lower statutory production-related tax rate than New Mexico, this decline in production taxes as a percentage of revenue was partially attributed to a greater proportion of our 2000 production volume originating in Texas compared to the 1999 production volume.

    DEPRECIATION, DEPLETION, AND AMORTIZATION EXPENSE. DD&A increased by approximately $2.4 million (31%) from the year ended December 31, 1999 to the year ended December 31, 2000. On a per-Mcfe basis, DD&A increased from $0.81 per Mcfe in 1999 to $0.87 per Mcfe in 2000. These DD&A per-Mcfe figures include DD&A on non-oil and natural gas related assets such as office space and equipment. The DD&A rates per Mcfe of oil and natural gas production were $0.79 in 1999 and $0.85 for 2000. This increase in the DD&A rate per Mcfe was attributed to higher finding and development costs, including capitalized geological and geophysical costs and higher industry drilling and service costs.

    GENERAL AND ADMINISTRATIVE EXPENSE. General and administrative expense increased by approximately $641,000 (20%) from the year ended December 31, 1999 to the year ended December 31, 2000. Generally, growth through acquisitions requires higher general and administrative expense following absorption of the acquired properties, while growth through exploratory and developmental drilling requires higher general and administrative expense prior to commencement of drilling activity. The increase in 2000 was attributed to higher employment expense associated with additions to our staff made during 2000. These additions to our staff were required as a result of our continued growth in assets and revenue and our continued expansion into East Texas as a core operating area. General and administrative expense as a percentage of revenue declined from 14% in 1999 to 8% in 2000. This favorable reduction in general and administrative expense was caused primarily by higher oil and natural gas prices received and higher volumes produced in 2000. On a per-Mcfe basis, general and administrative expense declined from $0.34 per Mcfe in 1999 to $0.33 per Mcfe in 2000.

    INTEREST EXPENSE. Interest expense increased by approximately $1.0 million (39%) in the year ended December 31, 2000 from the year ended December 31, 1999. The increase was attributed primarily to higher levels of debt outstanding during 2000, as compared to 1999. We increased our debt levels to fund our exploration and development drilling activities during the year 2000.

YEAR ENDED DECEMBER 31, 1999 COMPARED TO THE YEAR ENDED DECEMBER 31, 1998


    REVENUES.  Oil and natural gas revenues increased by approximately
$7.6 million (47%) in the year ended December 31, 1999 from the year ended December 31, 1998. This increase was the result of a $0.53 per-Mcfe (27%) increase in our average sales price and a 3,486 Mcfe/d production increase (15%) from 1998 to 1999. Natural gas accounted for 55% of our revenue in 1999 as compared to 57% in 1998. In September 1998 we purchased 13.5 Bcfe of East Texas natural gas reserves and associated assets from an independent oil and natural gas company for approximately $6.3 million. In September of 1998, we exchanged common stock valued at approximately $2.4 million for the common stock and assets of NZX Corporation, a wholly owned subsidiary of Case-Pomeroy Corporation. Also in 1998, we purchased 0.8 Bcfe of proven reserves consisting of overriding royalty interests in the Permian Basin for approximately
$1.4 million in cash. As these three 1998 acquisitions occurred late in the year, the full impact of the incremental revenue increase was not realized until 1999. Additional 1999 revenues were obtained through our exploration and development drilling program in addition to various successful workover and recompletion activities undertaken to enhance production volume. There were no commodity price hedges in place at any time during 1998 or 1999.


    LEASE OPERATING EXPENSE. LOE increased by approximately $479,000 (13%) in the year ended December 31, 1999 from the year ended December 31, 1998, slightly below the 15% increase in production volume for the same period. LOE decreased on a per-Mcfe basis from $0.43 per Mcfe in 1998 to $0.42 per Mcfe in 1999. The absolute increase in LOE was attributed to the increase in production volume while the decrease in LOE on an Mcfe basis was attributed to the 20% increase in natural gas production during 1999 as compared to the 8% increase in oil production. Natural gas production is generally less expensive to operate than oil production and the natural gas properties acquired in 1998 carried a lower relative LOE than our then existing properties. Field service costs were flat to declining during most of 1998 and early 1999, further contributing to the favorable LOE variance between the two years.


    PRODUCTION TAXES. Production taxes increased by approximately $551,000 (38%) from the year ended December 31, 1998 to the year ended December 31, 1999 due to higher oil and natural gas prices during 1999. As a percentage of revenue, production related taxes declined slightly from 9% of revenue in 1998 to 8% of revenue in 1999, which was partially attributable to the growth in our Texas oil and natural gas production relative to New Mexico and the lower relative production related tax structure in Texas.


    DEPRECIATION, DEPLETION AND AMORTIZATION EXPENSE. DD&A expense increased by approximately $232,000 (3%) from the year ending December 31, 1998 to the year ending December 31, 1999. The total DD&A rate per Mcfe decreased from $0.91 per Mcfe in 1998 to $0.81 per Mcfe in 1999. DD&A rates per actual Mcfe of production, excluding the impact of non-oil and natural gas depreciable assets, declined from $0.89 per Mcfe in 1998 to $0.79 per Mcfe in 1999. These declines in relative DD&A rates resulted primarily from the approximately $4.5 million full-cost ceiling test asset impairment charge taken against earnings in 1998.

    GENERAL AND ADMINISTRATIVE EXPENSE. General and administrative expense increased by approximately $185,000 (6%) from the year ended December 31, 1998 to the year ended December 31, 1999. The increase was attributable to increases in salaries and related expenses associated with additions to our staff during late 1999 as we began to increase our exploration and development drilling activity level. General and administrative expense on a per-Mcfe basis declined significantly from $0.37 per Mcfe in 1998 to $0.34 per Mcfe in 1999 due to increased production volumes from acquired properties and certain reductions in personnel made in February 1999 in response to a protracted period of low oil and natural gas prices beginning in 1998.

    OIL AND NATURAL GAS PROPERTY IMPAIRMENT. We follow the full-cost method of accounting for oil and natural gas properties. Accordingly, all costs associated with the acquisition, exploration and development of oil and natural gas reserves are capitalized as incurred. The acquisition costs associated with the Unocal transaction included deferred taxes that we assumed as part of the acquisition, and which, in accordance with GAAP, were booked into our full-cost pool along with an offsetting deferred tax liability. The price of oil used in the December 31, 1998 evaluation was $12.15 per Bbl and the price of natural gas was $2.35 per Mcf. At December 31, 1998, the net capitalized costs of our evaluated oil and natural gas properties exceeded the estimated value of our oil and natural gas reserves as determined by the independent engineering evaluation, and the excess was charged to earnings as a full-cost ceiling test impairment. At December 31, 1998 an impairment charge of approximately
$4.5 million, or $3.0 million net of related tax benefits, was required.

    INTEREST EXPENSE. Interest expense for the year ended December 31, 1999 was $680,000 (35%) higher than interest expense for the year ended December 31, 1998. During 1999 we had a higher average outstanding principal balance and paid higher interest rates under our credit facility than in 1998. In August 1999, we raised approximately
$6.4 million in cash from the sale of common stock and used the proceeds to reduce our outstanding debt.

LIQUIDITY AND CAPITAL RESOURCES

    Our primary sources of liquidity are cash flows from operating activities and our borrowing capacity under our credit facility. In addition, we have used, and may continue to use, other sources of liquidity such as issuances of additional debt securities, issuances of additional equity securities and asset sales. Incremental capital and liquidity from these sources may be used to fund exploration, development and acquisition activities. We believe that this offering will improve our access to the capital markets and improve our financial flexibility.


    CREDIT FACILITY. Our credit facility is a two-year, secured revolving credit facility that converts upon termination of the revolving period on February 28, 2003 to a three-year term loan, based on a five-year amortization, maturing on February 28, 2006. The credit facility is provided collectively by Comerica Bank, Union Bank of California, Bank of Texas, and Bank of Scotland. Borrowing availability is limited to the lesser of $100.0 million or the borrowing base amount, which is determined semiannually by the banks. The borrowing base is currently $75.0 million and is presently being redetermined in accordance with the schedule set forth in the credit facility. We expect the borrowing base to be increased due to year-to-date increases in our proved reserves. Interest on the credit facility is due quarterly and bears a rate of interest based upon the prevailing LIBOR interest rate, plus an additional percentage that increases as the funded portion of the borrowing base increases, or the agent bank prime rate. The LIBOR interest rate ranges from LIBOR plus 1.25% to LIBOR plus 1.875%, based upon the funded portion of the borrowing base. Fixed rate LIBOR borrowings are available for terms of one month, three months, six months and one year.



    As of June 30, 2001, the terms of the credit facility require us to continuously be in compliance with a number of quantitative covenants, subject to adjustments described in the credit facility, including:



    - limitations on our ability to incur additional debt in excess of $250,000;



    - maintaining a minimum ratio of current assets to current liabilities of
      1.0 to 1.0;



    - maintaining a minimum tangible net book equity level of approximately $49.5 million;



    - maintaining a minimum ratio of adjusted EBITDA to interest expense of 2.75 to 1.0;



    - limitations on our ability to repurchase greater than $350,000 of our common stock; and



    - limitations on our ability to pay cash dividends on our common stock in excess of $650,000 in any fiscal year.



    As of June 30, 2001, we were in full compliance with all of these covenants.



    As of June 30, 2001, the outstanding principal balance on our credit facility was approximately $60.0 million. This balance includes an irrevocable standby letter of credit furnished by Comerica Bank that secures payment under an approximately $1.1 million unsecured term loan payable to an industrial development authority. The letter of credit is deducted from the available borrowing base under the credit facility as long as the term loan is outstanding. The term loan matures in June 2026 and bears interest at a floating tax-exempt rate that averaged 4.6% in 2000. Monthly payments of interest are required on the term loan with principal due at the June 2026 maturity date.



    CASH FLOWS FROM OPERATING ACTIVITIES. Net cash provided by operating activities totaled approximately $26.9 million for the first six months of 2001 compared to approximately $10.6 million for the first six months of 2000. The increase was attributed to higher prices for oil and natural gas and a 36% increase in production volumes in the first six months of 2001 compared to the first six months of 2000.



    CASH FLOWS FROM INVESTING ACTIVITIES. Capital expenditures for oil and natural gas properties totaled approximately $28.8 million for the first six months of 2001 compared with approximately $24.9 million for the first six months of 2000. Capital expenditures for non-oil and natural gas assets totaled approximately $163,000 for the first six months of 2001 compared with approximately $487,000 for the first six months of 2000. Higher levels of oil and natural gas capital spending reflected higher levels of drilling activity at higher market prices for goods and services. The higher expenditures for non-oil and natural gas assets in the first six months of 2000 includes an approximate $300,000 one-time expense for additional office space purchased.



    CASH FLOWS FROM FINANCING ACTIVITIES. Dividends paid to holders of our common stock totaled approximately $269,000 for the first six months of 2001. The difference between net cash provided by operating activities and net cash used in investing activities during the first six months of 2001 was funded by a combination of an approximately $669,000 decrease in cash and an approximately $1.6 million increase in bank debt.



    Unused credit availability under the credit facility as of June 30, 2001, after deducting the letter of credit and a $25,743 letter of credit interest reserve, is approximately $15.0 million. Capital expenditures for oil and natural gas properties, excluding acquisitions, in the year 2001 are anticipated to total approximately $48.5 million and for 2002 are preliminarily estimated to total approximately $65.8 million. Our 2001 capital spending program is expected to be funded primarily from discretionary cash flow from operating activities, supplemented as needed with advances from the credit facility. Our 2002 capital expenditure program is expected to be funded from discretionary cash flow from operating activities and borrowings under the credit facility. Following the completion of this offering and the application of the net proceeds from this offering to repay outstanding borrowings under our credit facility, we expect to have all or substantially all of our credit facility available for capital expenditures.



    Because we have no significant future capital expenditure commitments, such as drilling contracts, we believe that our cash flow from operating activities, and available credit facility capacity, together with our ability to control the timing of future capital expenditures, will provide us with adequate liquidity. However, our ability to fund our entire 2002 capital expenditure budget is, to a large extent, dependent on the proceeds of this offering. Cash flow from operating activities and credit availability are both highly dependent upon prices received from the sale of oil and natural gas production and prices predicted to be received in the future. Declines in oil and natural gas prices may adversely impact future liquidity.


QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISKS

INTEREST RATE RISK

    Changes in interest rates affect the amounts we pay for interest under our credit facility. Under our current policies, we do not use interest rate derivative instruments to manage or reduce this risk. We have the option under our credit facility to fix the rate of interest for up to one year. We have used this option to manage interest rates historically and may do so again in the future.

COMMODITY PRICE RISK

    The prices we receive for our oil and natural gas production are based on NYMEX prices, and as such we are exposed to market risks associated with changes in these prices. Our results of operations and our cash flow available for capital expenditures and other purposes are substantially dependent on the commodity prices we receive. We currently sell our oil and natural gas production under price sensitive market based contracts.

    We do not presently employ any commodity hedges, derivatives or embedded derivatives, although we may do so in the future. We have not, from 1997 to date, employed any of these derivative instruments. We believe that oil and natural gas price hedging is an appropriate activity for us provided there is a strategic operating reason to hedge. These reasons may include, but are not limited to:

    - our concern over available liquidity and capital resources to fund contractual capital spending should oil and natural gas prices substantially decline;

    - an acquisition that may result in high levels of debt and an increase in our debt service costs; and

    - our concern over our ability to access debt and equity capital should we not utilize hedges.

    Because we have no derivative instruments or hedging activities, we have no required disclosures under the Financial Accounting Standards Board, Statement of Financial Accounting Standards No. 133 or No. 137.

INFLATION AND CHANGES IN PRICES

    The general level of inflation affects our costs. Salaries and other general and administrative expenses are impacted by inflationary trends and the supply and demand of qualified professionals and professional services. Inflation and price fluctuations affect the costs associated with exploring for and producing oil and natural gas, which have a material impact on our financial performance.

INCOME TAXES

    We follow the provisions of SFAS No. 109, "Accounting for Income Taxes," which provides for recognition of a deferred tax liability or asset for deductible temporary timing differences, operating loss carryforwards, statutory depletion carryforwards and tax credit carryforwards net of a valuation allowance. The temporary differences consist primarily of depreciation, depletion, and amortization of intangible drilling costs.

    As of December 31, 2000, we had a net operating loss carryforward of approximately $5.8 million and alternative minimum tax credit carryforward of approximately $96,100. The alternative minimum tax carryforward can be carried forward indefinitely, but can only be used to reduce regular tax liability in excess of alternative minimum tax liability. Our net operating loss carryforwards expire in 2007 and subsequent years.

    Our net operating loss carryforwards are limited to their use in any one year under the provisions of Section 382 of the Internal Revenue Code to an amount of approximately $2.2 million. We do not expect our net operating loss carryforwards to expire without use and no valuation reserve has been made against deferred tax assets for carryforward expiration.

                            BUSINESS AND PROPERTIES

GENERAL


    Formed in 1987, Matador is a rapidly growing independent energy company engaged in oil and natural gas exploration, production, development and acquisition activities. We have grown proved reserves through both drilling and acquisition activities from 8.1 Bcfe at December 31, 1989 to 167.2 Bcfe at
April 30, 2001, for an average annual growth rate of 31%. Of this growth, approximately 53% is attributable to our drilling activities and 47% is attributable to our acquisitions. For the five years ended December 31, 2000, our reserve replacement cost averaged $0.80 per Mcfe and our lease operating expenses, excluding production taxes, averaged $0.43 per Mcfe. Our history demonstrates our ability to find new reserves while, at the same time, expanding our inventory of properties and maintaining our low cost structure. For the year ended December 31, 2000, our average daily production was 32.1 Mmcfe/d, our revenues were approximately $48.8 million, our net income was approximately $14.5 million and our adjusted EBITDA was approximately $36.2 million. For the six months ended June 30, 2001, our average daily production was 42.1 Mmcfe/d, our revenues were approximately $39.0 million, our net income was approximately $12.2 million and our adjusted EBITDA was approximately $28.4 million. Adjusted EBITDA, as used in this prospectus, includes net income (loss) before interest expense, income taxes, depreciation, depletion and amortization and oil and natural gas property impairment. Our operations are located primarily in the East Texas Basin and the Permian Basin of West Texas and Southeastern New Mexico.


UNOCAL TRANSACTION


    In January 1998, we successfully completed the acquisition from Unocal, of substantially all of Unocal's oil and natural gas properties and related assets in Southeastern New Mexico in exchange for approximately 35% of our then outstanding stock. This transaction, when combined with our own existing production and acreage base in Southeastern New Mexico, allowed us to aggressively increase the pace of our development of new reserves in this historically productive area of the Permian Basin. In addition to reserves and acreage, we also obtained Unocal's extensive seismic database in the area, as well as access to Unocal's substantial seismic database in East Texas in a subsequent transaction, adding to our own growing database of 2-D and 3-D seismic data.


EXPANSION INTO THE EAST TEXAS BASIN

    In 1997, we began the addition of a new core area in the East Texas Basin. This mature, multi-pay area provided an ideal complement to our successful growth in the Permian Basin, allowing us the opportunity to replicate our success. We entered into East Texas with acquisitions of long-lived, stable reserves with significant development upside.

    After these acquisitions, we began to expand our existing holdings to include a considerable acreage position in the Bossier trend in East Texas. During 1999 and continuing to the present, our acreage acquisition activity has steadily accelerated along with our belief that the East Texas Bossier trend could prove to be one of the most promising new onshore gas discoveries in recent years in the continental United States. Production in this trend has increased by more than 352.0 Mmcfe/d since January 1, 1997.

PRINCIPAL AREAS OF INTEREST


    As is customary in the oil and gas industry, our operations are conducted on properties subject to the terms of leases, farmouts, term assignments and other industry contracts and agreements of various types. The loss of any single such lease, farmout, term assignment or other industry contract or agreement would not constitute a material impairment to us or our operations.

    The following table summarizes our total proved reserves, acreage position and production rate by principal areas of interest at April 30, 2001:

                                                                  AS OF APRIL 30, 2001
                            ------------------------------------------------------------------------------------------------
                             PROVED                                            GROSS        NET         NET
                            RESERVES                  PV-10         % OF     DEVELOPED   DEVELOPED   PRODUCTION      % OF
AREA                         (BCFE)     % GAS     (IN MILLIONS)    PV-10      ACREAGE     ACREAGE    (MMCFE/D)    PRODUCTION
----                        --------   --------   -------------   --------   ---------   ---------   ----------   ----------
East Texas Basin..........    68.2       97.0%        $107.0        38.4%     20,873      13,099        17.4          37.5%
Permian Basin.............    91.6       63.0%         156.5        56.1%     61,717      31,440        27.8          59.7%
Other.....................     7.4       82.0%          15.3         5.5%     11,895       4,094         1.3           2.8%
                             -----                    ------       -----      ------      ------        ----         -----
  Total...................   167.2       78.0%        $278.8       100.0%     94,485      48,633        46.5         100.0%
                             =====                    ======       =====      ======      ======        ====         =====

EAST TEXAS BASIN


    The East Texas Basin offers the potential for large reserves from multiple producing horizons. We currently have properties in 11 counties in the East Texas Basin. Productive formations include Sub-Clarksville, Rodessa, Pettit, Travis Peak, Cotton Valley Sand, Bossier, Cotton Valley Lime and Smackover. We have performed extensive mapping and reservoir analysis of our acreage position integrating both 2-D and 3-D seismic data.



    As of June 30, 2001, we had acquired leasehold positions in over 82,000 gross (37,500 net) acres in the Bossier trend, primarily located in Freestone, Leon and Robertson Counties. We believe this position places us among the larger acreage holders in the Bossier trend. The Bossier Sand was deposited as a series of stacked blanket sandstone reservoirs covering a large areal extent along the edge of the East Texas Basin. The Bossier Sand typically occurs at depths between 10,000 and 13,000 feet with net pay from 20 to 100 feet. Recent advances in fracture stimulation technology have led to enhanced production and greater total recoverable reserves from the low permeability Bossier Sand. Based on our drilling results and on our analysis of over 250 wells drilled to the Bossier Sand since 1997, we believe that the Bossier Sand can support wells drilled on 80-acre spacing and in some areas 40-acre and 20-acre spacing. Depending on the thickness and quality of the reservoir encountered, we estimate that the initial production rate for a typical Bossier well is between 1.0 and 2.0 Mmcfe/d before exhibiting a hyperbolic decline for a period of approximately three years, followed by relatively steady production for another 20 to 30 years.



    Through April 30, 2001, we had drilled 11 wells in the Bossier Sand, all of which have been successfully completed. In addition to the Bossier Sand, each well has other potentially producing formations in one or more of the Cotton Valley Lime, Cotton Valley Sand, Travis Peak, Pettit or Rodessa reservoirs. In some areas, we believe completing these additional zones and commingling them with the Bossier Sand will significantly add to production.


    The 11 wells completed as of April 30, 2001 have contributed reserves, on average, of 1.9 Bcfe per well, and have experienced an average initial production rate of 1.5 Mmcfe/d. We plan to drill approximately 30 gross Bossier wells in the remainder of 2001 and 63 gross wells in 2002. With our substantial acreage position, we believe we are well positioned for extensive growth of our reserve base and production in East Texas.

    Our joint working interest owners in the area include Anadarko Petroleum, Apache Corporation, XTO Energy, Texaco Exploration and Production, Inc. and Unocal, along with several small, independent producers.

PERMIAN BASIN

    Although we own acreage throughout much of this area, the following are our current areas of focus:

    AMACKER TIPPETT AREA. The Amacker Tippett Area is located in Upton County, Texas. This area has been a prolific producing area since the 1950s. Our drilling efforts in the Amacker Tippett Area have resulted in 12 successful wells, yielding a 75% economic success rate. These 12 wells have contributed reserves, on average, of 2.6 Bcfe per well.


    Geologically, our exploration effort in the Amacker Tippett Area is primarily based upon subsurface analysis combined with 3-D seismic surveys. In February of this year, we acquired 42 square miles of 3-D seismic data adjoining our existing Amacker Tippett 3-D survey and we have recently entered into an agreement with EOG Resources to purchase an additional adjoining 18 square miles of 3-D seismic data. Through April 30, 2001, we had a total of 11,803 gross (6,209 net) acres under lease, with an additional 2,400 gross acres under option to lease within our 3-D area. Interpretation of the new 3-D data, combined with subsurface mapping, has yielded 30 potential drilling locations, four of which we intend to drill during the remainder of 2001.


    Our joint working interest owners in this area include EOG Resources, Inc. and Ocean Energy, Inc.


    EUMONT AREA. The Eunice-Monument (Eumont) Area is located in Eastern Lea County, New Mexico. Our activities in the Eumont Area are focused on the Blinebry, Tubb, Drinkard and Abo formations. This area has been continuously developed since the 1950s. Other targets include the underlying Strawn carbonate and McKee sandstone.



    Through April 30, 2001, we had drilled six wells in the Eumont Area, all of which were successfully completed. These six wells contributed reserves, on average, of 1.2 Bcfe per well. We plan to drill another eight wells in the area through the remainder of this year, where we have an average working interest of 75% and serve as operator. Through April 30, 2001, we had accumulated 4,296 gross (2,776 net) acres in the Eumont Area and continue to work with Texaco Exploration and Production, Inc., Chevron USA, Inc., OXY USA, Inc. and ExxonMobil to establish additional leasehold in the region for future drillsites.


    RED HILLS AREA. The Red Hills Area is situated in Southern Lea County, New Mexico. Oil and natural gas are produced from the Wolfcamp, Strawn, Atoka and Siluro-Devonian reservoirs. Our activity at Red Hills is primarily focused on the Lower Wolfcamp reservoir.


    Through April 30, 2001, we had drilled four wells in the Red Hills Area, all of which were successfully completed. Three of these wells were completed in the Lower Wolfcamp reservoir and one was completed in the Siluro-Devonian reservoir. These four wells contributed reserves, on average, of 2.9 Bcfe per well. We currently have acreage sufficient to drill five Lower Wolfcamp development wells, which, if successful, could add an additional six drilling locations. We plan to drill three wells in the area through the remainder of the year.



    As of April 30, 2001, we owned approximately 8,600 gross (4,552 net) acres in the Red Hills Area. Our joint working interest owners in the area include Phillips Petroleum, EOG Resources, Inc., OXY USA, Inc. and Bass Enterprises.


    MORROW FORMATION. The Morrow formation is a sand reservoir productive in many regions of Southeastern New Mexico. Our Morrow activities and prospects are located in Lea, Eddy and Chaves Counties. While primarily focusing on the Morrow sandstone, we target locations with multiple reservoir objectives, including the Delaware, Cisco, Bone Spring, Wolfcamp, Strawn and Atoka reservoirs.

    Our activity includes drilling, completion, recompletion and workover operations. From December 1998 through April 30, 2001, we drilled 13 wells on our leasehold that target the Morrow. Eleven of these 13 wells were successfully completed in the Morrow and six have proved reserves behind-the-pipe. These 11 wells contributed reserves, on average, of 2.2 Bcfe per well. As of April 30, 2001, we had an additional 18 Morrow drilling locations.



    As of April 30, 2001, we owned approximately 115,000 gross (55,000 net) acres throughout the Morrow trend. Our joint working interest owners include EOG Resources, Inc., Devon Energy, Yates Petroleum, OXY USA, Inc. and others.


OIL AND NATURAL GAS RESERVES

    The following table presents our estimated net proved oil and natural gas reserves and the net present value of our reserves for the periods indicated, based on reserve reports prepared by DeGolyer and MacNaughton. Appendix A to this prospectus contains a letter prepared by DeGolyer and MacNaughton summarizing the reserve report as of April 30, 2001. The present values, discounted at 10% per year, of estimated future net cash flows before income taxes shown in the table are not intended to represent the current market value of the estimated oil and natural gas reserves we own. For further information concerning the present value of future net cash flows from these proved reserves, please read Note 16 of the "Notes to Consolidated Financial Statements" included elsewhere in this prospectus.


                                                                    PROVED RESERVES
                                                    ------------------------------------------------
                                                          AS OF DECEMBER 31,
                                                    ------------------------------   AS OF APRIL 30,
                                                      1998       1999       2000          2001
                                                    --------   --------   --------   ---------------
PROVED RESERVES:
  Oil (Mbbls).....................................    5,034       5,698      5,713          6,225
  Natural gas (Mmcf)..............................   64,671      69,049    111,898        129,805
  Total (Mmcfe)...................................   94,876     103,239    146,182        167,154

PROVED DEVELOPED RESERVES:
  Oil (Mbbls).....................................    4,587       5,434      5,145          5,625
  Natural gas (Mmcf)..............................   50,517      57,235     89,446         89,198
  Total (Mmcfe)...................................   78,039      89,840    120,316        122,950

PV-10 (IN THOUSANDS)..............................  $66,315    $108,916   $496,713       $278,750

STANDARDIZED MEASURE (IN THOUSANDS)...............  $58,691    $ 89,301   $344,500       $200,708

PRICES UTILIZED:
  Natural gas (per Mcf)...........................  $  2.07    $   2.15   $   9.53       $   4.71
  Oil (per Bbl)...................................  $ 10.34    $  24.93   $  25.92       $  27.71



    The process of estimating oil and natural gas reserves is complex. It requires various assumptions, including assumptions relating to oil and natural gas prices, drilling and operating expenses, capital expenditures, taxes and availability of funds. We must project production rates and timing of development expenditures. We analyze available geological, geophysical, production and engineering data, and the extent, quality and reliability of this data can vary. As a result, estimates of oil and natural gas reserves are inherently imprecise.


    Actual future production, oil and natural gas prices, revenues, taxes, development expenditures, operating expenses and quantities of recoverable oil and natural gas reserves most likely will vary from our estimates. Any significant variance could materially affect the estimated quantities and net present value of reserves shown in this prospectus. In addition, we may adjust estimates of proved reserves to reflect production history, results of exploration and development, prevailing oil and natural gas prices and other factors, many of which are beyond our control. At April 30, 2001, approximately 74% of our proved reserves were classified as proved developed.

    At April 30, 2001, approximately 26% of our proved reserves were classified as proved undeveloped. Recovery of undeveloped reserves generally requires significant capital expenditures and successful drilling operations. The reserve data assumes that we will make these expenditures. Although we estimate our reserves and the costs associated with developing them according to industry standards, the estimated costs may be inaccurate, development may not occur as scheduled and results may not be as estimated.

    You should not assume that the present value of future net cash flows referred to in this prospectus is the current market value of our estimated oil and natural gas reserves. In particular, prices for natural gas at December 31, 2000 were at historical high levels. According to SEC requirements, we base the estimated discounted future net cash flows from proved reserves on prices and costs on the date of the estimate. Actual future prices and costs may differ materially from those used in the present value estimate.

    We annually file estimates of our total gross operated proved reserves with the Energy Information Agency of the United States Department of Energy. The estimate filed with the EIA for the year ended December 31, 2000 was 174 Bcfe and was based upon our gross operated reserves according to their instructions. The estimate contained elsewhere in this prospectus, 146 Bcfe, was determined according to SFAS No. 69 and is based upon the net proved reserves owned and operated by us and the net proved reserves that we own but that are operated by other parties. Because of this difference in reporting criteria, the difference between the total reserve estimate included in this prospectus and the total reserve estimate filed with the United States Department of Energy exceeds five percent.

DRILLING ACTIVITY

    The following tables set forth our drilling activity. In the tables, "gross" refers to the total wells in which we have a working interest and "net" refers to gross wells multiplied by our working interest in those wells.

EXPLORATORY WELLS

                                                                               YEARS ENDED DECEMBER 31,
                                                            ---------------------------------------------------------------
                                                                   1998                  1999                  2000
                                                            -------------------   -------------------   -------------------
                                                             GROSS       NET       GROSS       NET       GROSS       NET
                                                            --------   --------   --------   --------   --------   --------
PRODUCTIVE WELLS:
  East Texas Basin........................................      -          -        1.0        0.4         6.0       3.3
  Permian Basin...........................................    5.0        2.9        3.0        0.5         5.0       2.5
  Other...................................................    1.0        0.2        3.0        1.0         1.0       0.8
                                                              ---        ---        ---        ---        ----       ---
    Total.................................................    6.0        3.1        7.0        1.9        12.0       6.6
NONPRODUCTIVE WELLS:
  East Texas Basin........................................      -          -          -          -         1.0       0.5
  Permian Basin...........................................    1.0        0.9          -          -           -         -
  Other...................................................    1.0        1.0          -          -         2.0       0.6
                                                              ---        ---        ---        ---        ----       ---
    Total.................................................    2.0        1.9          -          -         3.0       1.1

    Total Exploratory Wells...............................    8.0        5.0        7.0        1.9        15.0       7.7
                                                              ===        ===        ===        ===        ====       ===

DEVELOPMENT WELLS

                                                                              YEARS ENDED DECEMBER 31,
                                                           ---------------------------------------------------------------
                                                                  1998                  1999                  2000
                                                           -------------------   -------------------   -------------------
                                                            GROSS       NET       GROSS       NET       GROSS       NET
                                                           --------   --------   --------   --------   --------   --------
PRODUCTIVE WELLS:
  East Texas Basin.......................................      --        --         2.0       1.8        12.0        7.6
  Permian Basin..........................................    28.0       8.6        19.0       6.5        20.0        9.0
  Other..................................................     1.0       0.3         1.0       0.5         3.0        1.5
                                                             ----       ---        ----       ---        ----       ----
    Total................................................    29.0       8.9        22.0       8.8        35.0       18.1
NONPRODUCTIVE WELLS:
  East Texas Basin.......................................      --        --          --        --          --         --
  Permian Basin..........................................     1.0       0.7          --        --         1.0        0.5
  Other..................................................      --        --          --        --          --         --
                                                             ----       ---        ----       ---        ----       ----
    Total................................................     1.0       0.7          --        --         1.0        0.5

    Total Development Wells..............................    30.0       9.6        22.0       8.8        36.0       18.6
                                                             ====       ===        ====       ===        ====       ====

PRODUCTIVE WELLS

    The following table sets forth the number of productive oil and natural gas wells in which we owned an interest as of April 30, 2001.

                                                         TOTAL PRODUCTIVE WELLS
                                                         -----------------------
                                                           GROSS         NET
                                                         ----------   ----------
Natural gas............................................      419          125
Oil....................................................      293           61
                                                             ---          ---
    Total..............................................      712          186
                                                             ===          ===

DEVELOPED AND UNDEVELOPED ACREAGE

    The following table sets forth the approximate developed and undeveloped acreage in which we held a leasehold mineral or other interest as of April 30, 2001:

                                                DEVELOPED            UNDEVELOPED              TOTAL
                                           -------------------   -------------------   -------------------
REGION                                      GROSS       NET       GROSS       NET       GROSS       NET
------                                     --------   --------   --------   --------   --------   --------
East Texas Basin.........................   20,873     13,099     74,333     34,419     95,206     47,518
Permian Basin............................   61,717     31,440     72,317     30,536    134,034     61,976
Other (OK, LA & KS)......................   11,895      4,094      1,878        497     13,773      4,591
                                            ------     ------    -------     ------    -------    -------
    Total................................   94,485     48,633    148,528     65,452    243,013    114,085
                                            ======     ======    =======     ======    =======    =======

MARKETING

    The prices we receive for our oil and natural gas production depend on numerous factors beyond our control, including seasonality, the condition of the United States economy, foreign imports, political conditions in other oil producing and natural gas producing countries, the actions of OPEC and domestic government regulation, legislation and policies. Decreases in the price of oil and natural gas could have an adverse effect on the carrying value of our proved reserves and our revenues, profitability and cash flow.

    Our crude oil is generally sold on a month-to-month basis under contracts with unaffiliated purchasers that are based upon an established field posting price plus a bonus amount. As a consequence, the price we receive for the crude oil we produce and sell moves up and down in direct correlation with the oil market as the market reacts to the various dictates of supply and demand. We believe that we receive, and will continue to receive, a competitive price for our crude oil production.

    Our natural gas is sold under both long-term gathering contracts with natural gas processors as well as under short-term contracts on the spot market. Much of our New Mexico natural gas production is sold to gas processors that gather the natural gas from the wellhead and pay us based upon a percentage of the proceeds the processor receives for the natural gas and natural gas liquids that it gathers and resells into the market. Other natural gas produced by us is sold through unaffiliated independent marketing companies that take the natural gas at various delivery points at or near producing wells and sell the natural gas through a natural gas transportation line into the market. We receive a predetermined index price, less a fee, for sales of this natural gas production. As with crude oil sales, our practices with respect to natural gas sales reflect the usual and customary practices in our industry by independent energy companies of our size and we believe that we receive, and will continue to receive, a competitive price for our natural gas production.

    The prices we receive for our oil and natural gas production fluctuate widely. For example, oil and natural gas prices declined significantly in 1998 and, for an extended period of time, remained substantially below prices obtained in previous years. Among the factors that can cause this fluctuation are:

    - the level of demand for oil and natural gas;

    - weather conditions;

    - domestic and foreign governmental regulations;

    - the price and availability of alternative fuels;

    - political conditions in oil and natural gas producing regions;

    - the domestic and foreign supply of oil and natural gas;

    - the price of foreign imports; and

    - overall economic conditions.

    Decreases in the prices of oil and natural gas could adversely affect the carrying value of our proved reserves and our revenues, profitability and cash flow. Although we are not currently experiencing any significant involuntary curtailment of our oil or natural gas production, market, economic and regulatory factors may materially affect our ability to sell our oil or natural gas production in the future.


    The following table lists our customers accounting for more than 10% of our total revenues for the year indicated.



                                                                  PERCENTAGE OF TOTAL
                                                                 REVENUES FOR THE YEARS
                                                                   ENDED DECEMBER 31,
                                                          ------------------------------------
CUSTOMER                                                    1998          1999          2000
--------                                                  --------      --------      --------
Highland Energy.........................................      *            17%           21%
Conoco Inc..............................................     11%            *             *
Navajo Refining.........................................     12%            *             *


------------------------


* Indicates that revenues from that customer account for less than 10% of our total revenues for that year.

    Due to the nature of the markets for oil and natural gas, we do not believe that the loss of any one of these customers would have a material adverse effect on our financial condition or results of operations. However, short-term disruptions could occur while we seek alternative customers or while lines are connected to other pipelines. Historically, demand for natural gas has been seasonal in nature, with peak demand and typically higher prices during the colder winter months.


COMPETITION

    The oil and natural gas industry is highly competitive. We compete with major and independent oil and natural gas companies for property acquisitions. We also compete for the equipment and labor required to operate and develop these properties. Most of our competitors have substantially greater financial resources, staffs, facilities and other resources. In addition, larger competitors may be able to absorb the burden of any changes in federal, state and local laws and regulations more easily than we can, which would adversely affect our competitive position. These competitors may be able to pay more for exploratory prospects and productive oil and natural gas properties and may be able to define, evaluate, bid for and purchase a greater number of properties and prospects than we can. When possible, we try to avoid open competitive bidding for acquisition opportunities. Our ability to explore for oil and natural gas prospects and to acquire additional properties in the future will depend upon our ability to conduct operations, to evaluate and select suitable properties and to consummate transactions in this highly competitive environment. In addition, most of our competitors have been operating for a much longer time than we have and have also demonstrated the ability to operate through industry cycles. While it is not possible for us to state accurately our competitive position in the oil and natural gas industry, we do not believe that we represent a major competitive factor.

    The oil and natural gas industry also competes with other industries in supplying the energy and fuel requirements of industrial, commercial and individual consumers.

TITLE TO PROPERTIES

    We believe that we have satisfactory rights, title and interest in and to all of our producing properties according to standards generally accepted in the oil and natural gas industry. Some of our leasehold acreage was obtained through farmout agreements, term assignments and other contractual arrangements with third parties, the terms of which often require the drilling of wells or the undertaking of other exploratory or development activities in order to retain our interests in the acreage. Our title to these contractual interests is contingent upon our satisfactory fulfillment of these obligations. Our properties are also subject to customary royalty interests, liens incident to existing financing arrangements, operating agreements, taxes and other burdens that we believe do not materially interfere with the use and operations of or affect the value of these properties. Our credit facility is secured by substantially all of our oil and natural gas properties. We maintain our leaseholds by making lease rental payments or by maintaining production in paying quantities prior to expiration of various time periods to avoid lease termination.

REGULATION

OIL AND NATURAL GAS REGULATION

    Our oil and natural gas exploration, production and related operations are subject to extensive federal and state laws, rules and regulations. Failure to comply with these laws, rules and regulations can result in substantial penalties. The regulatory burden on the oil and natural gas industry increases our cost of doing business and affects our profitability. Because these rules and regulations are frequently amended or reinterpreted, we are unable to predict the future cost or impact of complying with these laws.

    Texas, New Mexico and many other states require permits for drilling operations, drilling bonds and reports concerning operations and impose other requirements relating to the exploration and production of oil and natural gas. Many states also have statutes or regulations addressing conservation matters, including provisions for the unitization or pooling of oil and natural gas properties, the establishment of maximum rates of production from wells, the regulation of well spacing and plugging and the abandonment of these wells. Many states restrict production to the market demand for oil and natural gas. Some states have enacted statutes prescribing ceiling prices for natural gas sold within their boundaries. Additionally, some regulatory agencies have, from time to time, imposed price controls and limitations on production by restricting the rate of flow of oil and natural gas wells below natural production capacity in order to conserve supplies of oil and natural gas. We also hold a substantial number of oil and natural gas leases issued by agencies of the federal government, as well as agencies of the states in which we operate. These leases contain various restrictions on access and development and other requirements that may impede our ability to conduct operations on the acreage represented by these leases.

    The Federal Energy Regulatory Commission, or FERC, regulates interstate natural gas transportation rates and service conditions, which affect the revenues we receive for sales of our production. Since the mid-1980s, FERC has issued a series of orders, including Order No. 636 and Order No. 637, among others, that have significantly altered the marketing and transportation of natural gas. Order No. 636 and related orders mandate a fundamental restructuring of interstate pipeline sales and transportation service, including the unbundling by interstate pipelines of the sale, transportation, storage and other components of the city-gate sales services the pipelines previously performed. Generally, Order No. 636 and related orders have eliminated or substantially reduced the traditional role of interstate pipelines as wholesalers of natural gas, and has substantially increased competition and price volatility in natural gas markets. Order No. 637 and related orders revised FERC's pricing policies in the short-term transportation market and added regulations designed to improve the competitiveness and efficiency of the interstate pipeline grid by making changes related to scheduling procedures, capacity segmentation and pipeline penalties. One of FERC's fundamental goals in issuing these orders is to increase competition within all phases of the natural gas industry. Order No. 637 and other similar orders have been appealed and are pending judicial review before the United States Court of Appeals for the District of Columbia Circuit. Because these orders may be modified as a result of the appeals, it is difficult to predict the ultimate impact of the orders on us.

    The price we receive from the sale of oil and natural gas liquids is affected by the cost of transporting products to market. Effective January 1, 1995, FERC implemented regulations establishing an indexing system for transportation rates for oil pipelines, which generally would index these rates to inflation, subject to some conditions and limitations. We are not able to predict with certainty the effects, if any, of these regulations on our operations. However, the regulations may increase transportation costs or reduce wellhead prices for oil and natural gas liquids.

ENVIRONMENTAL REGULATION

    The exploration, development and production of oil and natural gas, including the operation of saltwater injection and disposal wells, are subject to various federal, state and local environmental laws and regulations. These laws and regulations can increase the costs of planning, designing, installing and operating oil and natural gas wells. Our activities are subject to a variety of environmental laws and regulations, including but not limited to: the Oil Pollution Act of 1990, or OPA, the Clean Water Act, or CWA, the Comprehensive Environmental Response, Compensation and Liability Act, or CERCLA, the Resource Conservation and Recovery Act, or RCRA, the Clean Air Act, or CAA, and the Safe Drinking Water Act, or SDWA, as well as comparable state statutes and regulations. We are also subject to regulations governing the handling, transportation, storage and disposal of wastes generated by our activities and naturally occurring radioactive materials, or NORM, that may result from our oil and natural gas operations. Civil and criminal fines and penalties may be imposed for noncompliance with these environmental laws and regulations. Additionally, these laws and regulations require the acquisition of permits or other governmental authorizations before undertaking some activities, limit or prohibit other activities because of protected areas or species and require investigation and cleanup of pollution. We believe that we are in compliance with currently applicable environmental laws and regulations and that these laws and regulations will not have a material adverse impact on us.


    The OPA and its regulations impose requirements on "responsible parties" related to the prevention of crude oil spills and liability for damages resulting from spills into or upon navigable waters, adjoining shorelines or in the exclusive economic zone of the United States. A "responsible party" under the OPA may include the owner or operator of an onshore facility. The OPA subjects responsible parties to strict, joint and several and potentially unlimited liability for removal costs and other damages, including natural resource damages, caused by an oil spill that is covered by the statute. It also imposes other requirements on responsible parties, such as the preparation of an oil spill contingency plan. Failure to comply with the OPA may subject a responsible party to civil or criminal enforcement action. We conduct operations on acreage located near the Trinity River in Texas and the Pecos River in New Mexico, both of which may constitute navigable waters under the OPA. Also, because the applicability of the OPA to releases occurring at an inland oilfield remains unclear, it is possible that the OPA may apply to some of our oil and natural gas operations that are located in inland areas where an oil spill would not directly affect navigable waters of the United States. We are not aware of any prior actions or events that would subject us to liability under the OPA, and we believe that compliance with applicable requirements under the OPA will not have a material and adverse effect on us.


    The CWA imposes restrictions and strict controls regarding the discharge of produced waters and other oil and natural gas wastes into navigable waters. These controls have become more stringent over the years, and it is possible that additional restrictions will be imposed in the future. Permits must be obtained to discharge pollutants into state and federal waters. The CWA provides for civil, criminal and administrative penalties for any unauthorized discharges of oil and other hazardous substances in reportable quantities and imposes liability for the costs of removal or remediation of contamination resulting from such discharges. Comparable state laws also provide civil, criminal and administrative penalties and impose liability in the case of a discharge of petroleum or its derivatives, or other hazardous substances, into state waters.

    CERCLA, also known as the "Superfund" law, and comparable state statutes impose liability, without regard to fault or the legality of the original conduct, on various classes of persons that are considered to have contributed to the release of a "hazardous substance" into the environment. These persons include the owner or operator of the disposal site where the release occurred and companies that disposed of, or arranged for the disposal of, the hazardous substances found at the site. Persons who are responsible for releases of hazardous substances under CERCLA may be subject to joint and several liability for the costs of cleaning up the hazardous substances and for damages to natural resources. In addition, it is not uncommon for neighboring landowners and other third parties to file claims for personal injury and property damage allegedly caused by the hazardous substances released into the environment. Although CERCLA currently exempts petroleum, including but not limited to, oil, natural gas and natural gas liquids, from the definition of a hazardous substance, our operations may involve the use or handling of other materials that may be classified as hazardous substances under CERCLA. Furthermore, we cannot assure you that the exemption for petroleum will be preserved in future amendments of CERCLA.


    RCRA and comparable state and local statutes govern the management, including treatment, storage and disposal of both hazardous and nonhazardous solid wastes. We generate hazardous and nonhazardous solid waste in connection with our routine operations. At present, RCRA includes a statutory exemption that allows many wastes associated with crude oil and natural gas exploration and production to be classified as nonhazardous. A similar exemption is contained in many of the state counterparts to RCRA. At various times in the past, proposals have been made to amend RCRA to eliminate the exemption applicable to crude oil and natural gas exploration and production wastes. Repeal or modifications of this exemption by administrative, legislative or judicial process, or through changes in applicable state statutes, would increase the volume of hazardous waste we are required to manage and dispose of. Hazardous wastes are subject to more stringent and costly disposal requirements than are nonhazardous wastes. Any change in the applicable statutes could cause us to make additional capital expenditures or incur increased operating expense.


    Oil and natural gas exploration and production, operations, and possibly other activities, have been conducted at some of our properties by previous owners and operators. Materials from these operations remain on some of the properties and in some instances require remediation. In addition, we have agreed to indemnify sellers of producing properties from whom we have acquired reserves against some of the liability for environmental claims associated with these properties. While we do not believe that costs we incur for compliance with environmental regulations and remediating previously or currently owned or operated properties will be material, we cannot guarantee that these costs will not result in material expenditures.

    Additionally, in the course of our routine oil and natural gas operations, surface spills and leaks, including casing leaks, of oil or other materials occur, and we incur costs for waste handling and environmental compliance. It is also possible that our oil and natural gas operations may require us to manage NORM. NORM is present in varying concentrations in sub-surface formations, including hydrocarbon reservoirs, and may become concentrated in scale, film and sludge in equipment that comes in contact with crude oil and natural gas production and processing streams. Some states, including Texas, have enacted regulations governing the handling, treatment, storage and disposal of NORM. Moreover, we are able to control directly the operations of only those wells for which we act as the operator. Despite our lack of control over wells owned by us but operated by others, the failure of the operator to comply with the applicable environmental regulations may, in certain circumstances, be attributable to us.


    Historically, we have not experienced any material environmental remediation costs. To our knowledge, there are currently no material adverse environmental conditions that exist on any of our properties and there are no current or threatened actions or claims by any local state or federal agency or by any private landowner against us pertaining to such a condition. Further, we are not aware of any currently existing condition or circumstance that may give rise to such actions or claims in the future.


    We do not anticipate that we will be required in the near future to expend amounts that are material in relation to our total capital expenditures as a result of environmental laws and regulations, but since these laws and regulations are periodically amended, we are unable to predict the ultimate cost of compliance. We cannot assure you that more stringent laws and regulations protecting the environment will not be adopted or that we will not otherwise incur material expenses in connection with environmental laws and regulations in the future. See "Risk Factors."

    We maintain insurance against some, but not all, potential risks and losses associated with our industry and operations. We do not carry business interruption insurance. For some risks, we may not obtain insurance if we believe the cost of available insurance is excessive relative to the risks presented. In addition, pollution and environmental risks generally are not fully insurable. If a significant accident or other event occurs and is not fully covered by insurance, it could adversely affect us.

EMPLOYEES


    At August 31, 2001, we had 68 full-time employees. We believe that our relationships with our employees are satisfactory. None of our employees is covered by a collective bargaining agreement. From time to time, we use the services of independent consultants and contractors to perform various professional services, particularly in the areas of construction, design, well site surveillance, permitting and environmental assessment. Independent contractors drill all of our wells and usually perform field and on-site production operation services for us, including pumping, maintenance, dispatching, inspection and testing.


LEGAL PROCEEDINGS

    We currently are not subject to any material pending litigation. From time to time, we may be a party to various legal proceedings arising in the ordinary course of business.

                            MANAGEMENT AND DIRECTORS

    The following table sets forth the names, ages and positions of our executive officers and directors.


NAME                          AGE             POSITIONS HELD WITH THE COMPANY
----                        --------   ----------------------------------------------
Joseph Wm. Foran.........      49      Chairman of the Board, President and Chief
                                       Executive Officer

Jeffrey L. Ventura.......      44      Vice President of Exploration and Development

Roger S. Manny...........      43      Vice President, Treasurer and Chief Financial
                                       Officer

R. F. "Frank" Burke......      47      Vice President of Business Development

C. Barry Osborne.........      40      Vice President, Secretary and General Counsel

Beverly Gordon...........      48      Controller and Assistant Secretary

Michael B. Decker........      52      Director

Marlan W. Downey.........      69      Director

Eugene C. Fiedorek.......      69      Director

Michael C. Forrest.......      67      Director

Jack L. Gregory..........      69      Director

R. Clarke Heidrick,            51      Director
Jr.......................

Dennis Justus............      50      Director

Douglas B. Keith.........      45      Director

Randolph P. Mundt........      51      Director

C. Wayne Nance...........      69      Director

W. J. "Jack" Sleeper,          72      Director
Jr.......................

David E. Thompson........      54      Director



    The following biographies describe the business experience of our executive officers and directors. Each officer serves at the discretion of our board of directors. There are no family relationships among any of our officers or directors.



    MR. JOSEPH WM. FORAN. Mr. Foran is Matador's founder and has served as our Chairman of the Board, Chief Executive Officer and President since our inception in 1987. Mr. Foran and his wife, Nancy, founded Foran Oil Company (later Matador Operating Company) in 1983, which merged into Matador Petroleum Corporation as part of Matador's founding. He has also been a director since our inception, and serves on the law, financial, planning and compensation and executive committees. Mr. Foran is originally from Amarillo, Texas, where his family owned a pipeline construction business. From 1980 to 1983, he was Vice President and General Counsel of J. Cleo Thompson and James Cleo Thompson, Jr., Oil Producers. Prior to that time, he served as an attorney at the law firm of Vinson & Elkins, LLP and was a briefing attorney to Chief Justice Joe R. Greenhill of the Supreme Court of Texas. Mr. Foran graduated with a Bachelor of Science in Accounting from the University of Kentucky with highest honors and a law degree from the Southern Methodist University School of Law, where he was a Hatton W. Sumners scholar and a Leading Articles Editor of the Southwestern Law Review. He is currently active as a member of industry and civic organizations, including the Wildcatters and the Y.M.C.A.



    MR. JEFFREY L. VENTURA. Mr. Ventura has been with Matador since 1997 and is currently Vice President of Exploration and Development. Prior to joining Matador, Mr. Ventura worked for Maxus Energy Corporation from 1989 to 1997 where he held various positions including Engineering Manager for the Southern Division, Director of Communications for Maxus, Project Manager for Venezuela and, immediately before joining Matador, Division Engineering and Development Manager for New Ventures and Technology. He was also a member of the Exploration Steering Committee and Benefits Committee for Maxus and was responsible for coordinating engineering technology for the corporation. Prior to working for Maxus, Mr. Ventura worked for Tenneco Oil Exploration and Production Company for ten years in various domestic, international and corporate assignments. He is a registered Professional Engineer in the State of Texas and a member of the Society of Petroleum Engineers, the American Association of Petroleum Geologists and the Completion Engineering Association. He is currently serving a two-year term on the Advisory Board of the Completion Engineering Association and recently completed a three-year term serving on the Society of Petroleum Engineers Committee on Emerging and Peripheral Technology. Mr. Ventura graduated from the Pennsylvania State University with a Bachelor of Science degree in Petroleum and Natural Gas Engineering in 1979.



    MR. ROGER S. MANNY. Mr. Manny has been with Matador since 1998 and is currently Vice President and Chief Financial Officer. Prior to joining Matador, he held the position of Senior Vice President--Client Manager, NationsBank Energy Finance Division. Mr. Manny joined the NationsBank Energy Finance Division in 1980 as relationship manager in the Houston Energy Finance office until 1989. In 1989, he moved to Dallas and assumed responsibility for the West Coast and Mid-Continent regions as a Division Manager. He was promoted to Department Manager in 1994 when he assumed responsibility for the London Energy office and joined the Energy Derivatives Management Committee. Following a restructuring in 1996, Mr. Manny was named one of six NationsBank Client Managers charged with originating and coordinating the delivery of commercial and investment banking products and services to the worldwide energy industry, before leaving NationsBank in 1998 to join Matador. Mr. Manny holds a B. B. A. Finance cum laude, from the University of Houston and a Masters in Business Administration from Houston Baptist University.


    MR. R. F. "FRANK" BURKE. Mr. Burke has been with Matador since 1991 and is currently Vice President of Business Development. Prior to joining Matador,
Mr. Burke was the owner of a petroleum consulting firm in Liberal, Kansas, providing engineering and supervision of drilling, completion and production operations in the Mid-Continent area. With Burke and Associates, he supervised ten field foremen in addition to handling the operations of over 400 wells. From 1981 to 1985, Mr. Burke was employed by Lowry's Lease Management, Inc., in Liberal, Kansas, where he was Drilling Manager and Assistant General Manager. He has also held various engineering positions with Dowell Division of Dow Chemical Company in New Mexico, Texas and Oklahoma. He is a member of the American Petroleum Institute, the Society of Petroleum Engineers, the American Association of Drilling Engineers, and serves on the executive board of the New Mexico Oil and Gas Association. Mr. Burke graduated from the University of Wyoming in 1977 with a Bachelor of Science in Geology/Geophysics. Mr. Burke also attended the United States Air Force Academy and the University of Kentucky with emphasis in engineering, finance and economics.

    MR. C. BARRY OSBORNE. Mr. Osborne has been with Matador since 1994 and is currently Vice President, Secretary and General Counsel. Prior to joining Matador, Mr. Osborne was a partner with the law firm of Hall, Goldsmith, Black, Sproull & Osborne, L.L.P., in Austin, Texas. He also practiced with the firm of Lynch, Chappell & Alsup in Austin from 1986 to 1991. Mr. Osborne's practice primarily involved oil and natural gas law and commercial transactions. He is a member of the State Bar of Texas, Oil, Gas and Mineral Law Section, and is Board Certified in Oil, Gas and Mineral Law by the Texas Board of Legal Specialization. He is a former speaker and author for the State Bar of Texas Professional Development Program. Mr. Osborne's duties at Matador, in addition to responsibilities for legal undertakings, include supervision of the land and marketing departments. Mr. Osborne received his Bachelor of Science in Communications with honors in 1983 and his law degree in 1986 from the University of Texas at Austin.

    MS. BEVERLY GORDON. Ms. Gordon has been with Matador since 1988 and is currently the Controller. She has worked for three oil and natural gas companies in the joint interest accounting department since 1980. She began her career with NRM Petroleum in Midland, Texas. In 1983, she went to work for Parker & Parsley Petroleum in Midland, Texas as Joint Interest Supervisor. With a move to Dallas in 1984, she took another joint interest supervisory position with Regency Exploration Inc., working there until it was sold in 1988, at which time she joined Matador. Her duties include supervision of accounts payable, joint interest accounting, various corporate tax filings, year end audit and preparation of internal financial reports. She is an active member of COPAS of Dallas, and serves on the local society's Joint Interest Committee and on the national society's board of examiners. Ms. Gordon was the first person in Dallas County to pass all eight parts of the "Accredited Petroleum Accountant Certification" program. Ms. Gordon has a Bachelor of Science degree in Psychology from the University of Texas at Arlington.


    MR. MICHAEL B. DECKER. Mr. Decker has been a director of Matador since 1996. He is a former Executive Vice President, Chief Financial Officer and Chief Operating Officer of the Trammell Crow Company, and is currently a Principal with Wingate Partners in Dallas, which he joined in 1996. Mr. Decker is Chairman of ENSR International, is on the Board of Directors of NSG Corporation, and is a member of the Dallas Committee on Foreign Relations. He serves as a member of the Leadership Development Council at Princeton University, as well as on the committee for the Daniel Sachs Scholarship Trust for Princeton University.
Mr. Decker is a graduate of Princeton University, with a Masters Degree from Oxford University and a Masters in Business Administration from the Harvard Business School.



    MR. MARLAN W. DOWNEY. Mr. Downey has been a director of Matador since 2000. Mr. Downey worked for Shell Oil Company from 1957 to 1987. In 1977, he moved to Shell Oil's International Exploration & Production business and became Vice President of Shell, and then President of Shell Oil's newly-formed International subsidiary, Pecten International. Mr. Downey joined ARCO International in 1990 as Senior Vice President of Exploration for ARCO International, becoming President of ARCO International and then Senior Vice President and Executive Exploration Advisor to ARCO International. Mr. Downey retired from Arco in 1996. He is a fellow of the American Association for the Advancement of Science.
Mr. Downey will serve as President of the AAPG and is Chief Scientist--Sarkeys Energy Center at Oklahoma University. He is also active in several international scientific organizations and serves on boards of the Institute for the Study of Earth and Man, and the Reves Institute for International Studies at William and Mary. Mr. Downey obtained a Bachelor of Arts degree in Chemistry in 1952 at Peru State. He served in the Army in Korea and the Philippines, then entered graduate school at the University of Nebraska, and received a Bachelor of Science degree in 1956 and a Masters degree in Geology in 1957.



    MR. EUGENE C. FIEDOREK. Mr. Fiedorek has been a director of Matador since 1993. He has recently retired after 11 years as Managing Director and co-founder of EnCap Investments L.C. after its sale to El Paso Energy Corporation. Prior to the formation of EnCap, he was Managing Director of the Energy Banking Group of First RepublicBank Corporation (predecessor of NCNB-Texas) in Dallas, Texas, in charge of all energy-related commercial lending and corporate finance activities. He also held the title of Executive Vice President and Manager of RepublicBank's (predecessor of First RepublicBank) Petroleum & Minerals Department. He currently serves on the board of directors of Apache Corporation, and previously served as Director of the International Energy Bank, a London-based consortium of major international banks that specialized in energy and project finance. Mr. Fiedorek is a graduate of Pennsylvania State University with a Bachelor of Science degree in Petroleum & Natural Gas Engineering.



    MR. MICHAEL C. FORREST. Mr. Forrest has been a director of Matador since 1999. He retired from Maxus Energy Corporation in 1997 and is currently an Exploration Consultant. Joining Maxus in 1992, Mr. Forrest served as Vice Chairman and Chief Operating Officer for Maxus and as Senior Vice President of Business Development and Technology. Prior to that he was President of Pecten International Company, a Shell U.S.A. subsidiary. Mr. Forrest worked with Shell for 37 years and held a number of exploration management positions including Exploration Manager for Alaska and California, Exploration Manager for the U.S.A. mid-continent region, and General Manager of Exploration for Shell Offshore. He is a member of the Society of Exploration Geophysicists, the American Association of Petroleum Geologists, the Association of International Petroleum Negotiators, and the Society of Petroleum Engineers. He serves on the Board of Trustees for the Institute for the Study of Earth and Man. Mr. Forrest received a Bachelor of Science degree in Geophysical Engineering from St. Louis University.



    MR. JACK L. GREGORY. Mr. Gregory has been a director of Matador since 1992. He has extensive experience domestically and was Vice President and General Manager of Tenneco International Division at the time of its sale to British Gas. He was retained by British Gas in the capacity of Director and General Manager for the United Kingdom, Europe, Mid-East and Far-East where he expanded British Gas' operations into 22 different countries. Although he returned to Houston in July 1992, Mr. Gregory was asked by British Gas to retain responsibility for a Russian Joint Venture (KomiArticOil) and to serve as Ambassador at Large Worldwide for British Gas Company. Mr. Gregory retired from British Gas in 1993. Mr. Gregory is a graduate from the University of Oklahoma with a Bachelor of Science degree in Geology.



    MR. R. CLARKE HEIDRICK, JR. Mr. Heidrick has been a director of Matador since 1988. He is a shareholder and former managing partner in the law firm of Graves, Dougherty, Hearon and Moody located in Austin, Texas, joining the firm in 1977. Mr. Heidrick specializes in general business and real estate law.
Mr. Heidrick also serves as Chairman of the Shivers Cancer Foundation and as Chair Elect of the Capital Area United Way. He is a graduate of Vanderbilt University and of Southern Methodist University School of Law.


    MR. DENNIS E. JUSTUS. Mr. Justus has been a director of Matador since 1998. He is Director of Evaluations and Economics for Unocal Corporation. Mr. Justus is also a Certified Public Accountant in the State of Texas. Prior to joining Unocal in 1996, Mr. Justus served as Vice President--Project Development with BHP Power, Inc. and Vice President--Finance with BHP Petroleum (Americas), Inc. He is a member of the Texas Society of CPA's and the American Institute of CPA's. He is a graduate of the University of Missouri in Columbia with a Bachelor of Science degree in Business Administration.


    MR. DOUGLAS B. KEITH. Mr. Keith has been a director of Matador since 1999. He has been the President of Case-Pomeroy Oil Corporation of New York since 1985 and serves on the Board of Directors of Case, Pomeroy & Company, a diversified business enterprise engaged in the natural resources, real estate and venture capital industries, and the parent company of Case-Pomeroy Oil Corporation.
Mr. Keith currently directs all of Case-Pomeroy's oil and natural gas functions and continues to serve as Executive Vice President of the parent company's real estate subsidiary, Connterre Corporation. He earned a Bachelor of Science degree from Louisiana State University, Baton Rouge, Louisiana in 1977. He is a Member of the Independent Petroleum Association of America, American Association of Petroleum Landmen and Urban Land Institute.



    MR. RANDOLPH P. MUNDT. Mr. Mundt has been a director of Matador since 1999. He is the President of Mission Production Company. Prior to joining Mission,
Mr. Mundt served as an Executive

Vice President of Burlington Resources in its Houston office until 1998. He was engaged in private legal practice in Dallas for three years and joined Texas Pacific Oil Company as in-house counsel in 1978. In 1980 he began employment with Southland Royalty Company as its Associate General Counsel, and remained with the company when Burlington Resources acquired it in 1985, where he served at various times as Vice President, Land, Senior Vice President of Asset Management and Senior Vice President, Operations. He is a member of the Texas Bar Association and the Houston Bar Association. He currently serves as Chairman of the Board of the Star of Hope Mission in Houston, one of the largest homeless missions in the United States. Mr. Mundt graduated from the University of Tulsa with a Bachelor of Arts degree in Business Administration in 1972 and with a law degree from Southern Methodist University School of Law in 1975.


    MR. C. WAYNE NANCE. Mr. Nance has been a director of Matador since 1990. He retired from Tenneco Oil Company in 1989 after 31 years of service and was President at the time of his retirement. Presently, Mr. Nance is the principal in C. Wayne Nance and Associates, a petroleum-consulting firm located in Bullard, Texas, and is a Senior Vice President of the Mitchell Group, which is a group of financial advisors located in Houston, Texas. He currently serves as senior active member of the Engineering Foundation Advisory Council, College of Engineering, the University of Texas and on the board of directors of Cabot Oil and Gas Corporation. Mr. Nance is a member of the Society of Petroleum Engineers. In 1991, he was named as a "Distinguished Graduate" of the University of Texas College of Engineering. Mr. Nance graduated from the University of Texas in 1952 with a degree in Petroleum Engineering and attended the Harvard University Managing Organizational Effectiveness Program in 1981-1982.

    MR. W. J. "JACK" SLEEPER, JR. Mr. Sleeper has been a director of Matador since 1995. Mr. Sleeper has over 40 years of experience in the engineering field. He was employed by Shell Oil Company upon graduation as an exploitation engineer, project engineer, senior production geologist and senior exploitation engineer. During his ten years at Shell, Mr. Sleeper conducted numerous research projects and also completed advanced courses in geology, reservoir engineering, math and computing. Mr. Sleeper left Shell in 1965 and joined DeGolyer and MacNaughton as a petroleum engineer. He performed various field studies in North and South America, the North Sea and the Middle East. Mr. Sleeper retired as President of DeGolyer and MacNaughton on January 1, 1995. He served on DeGolyer and MacNaughton's board from 1978 until his retirement. Mr. Sleeper has served on the Mewborne Petroleum and Geological Board of Advisors at the University of Oklahoma since 1995. Mr. Sleeper is a Registered Professional Engineer in the states of Oklahoma and Texas. He is a 1955 graduate of the University of Oklahoma with a Bachelor of Science degree in petroleum engineering.

    MR. DAVID E. THOMPSON. Mr. Thompson has been a director of Matador since 1998. He is currently the Vice President of Drilling and Production Optimization for Unocal Corporation. Mr. Thompson has over 29 years with Unocal. He has extensive experience in the United States, Thailand and the Netherlands working with exploration groups to achieve growth. He received his Bachelor of Science in petroleum engineering from the University of Southwestern Louisiana.

BOARD OF DIRECTORS

    Our board of directors has historically consisted of individuals with significant oil and natural gas experience, and has played an important role for us since inception. In our early years, as a small private company, our board of directors assisted us with gaining credibility, improving our performance, aiding in the professional growth of our staff, and enhancing and supporting our business plans and activities. As we have grown, the board of directors has shifted its focus and role to larger strategic issues. The board of directors' principal function is now to provide strategic oversight and to provide advice about our new initiatives. Also, the directors continue to be available to use their significant experience in the oil and natural gas industry to provide advice and counsel to our staff.

    CLASSIFIED BOARD. Our board of directors currently consists of 13 directors and is divided into three classes of directors: Class I, whose term will expire at the annual meeting of shareholders to be held in 2004; Class II, whose term will expire at the annual meeting of shareholders to be held in 2002; and Class III, whose term will expire at the annual meeting of shareholders to be held in 2003. The Class I directors are Messrs. Keith, Nance, Sleeper and Justus, the Class II directors are Messrs. Downey, Fiedorek, Foran, Forrest and Gregory and the Class III directors are Messrs. Decker, Heidrick, Mundt and Thompson. Each class is elected for three-year terms following its initial term. At each annual meeting of shareholders, directors will be elected by the holders of common stock to succeed those directors whose terms are expiring. The classification of our board of directors will have the effect of making it more difficult to change the composition of the board of directors, because at least two annual meetings of the shareholders would be required to change the control of the board of directors rather than one. In addition, our bylaws provide that directors may be removed by the shareholders only for cause and that vacancies on the board of directors may be filled by the remaining directors. This classification of our board of directors may have the effect of delaying or preventing changes in control of our company or in our management.

    BOARD DESIGNATIONS. As part of our shareholders agreement executed in connection with the Unocal transaction, Unocal may nominate four directors to serve on our board of directors. Currently, Messrs. Justus and Thompson serve on our board of directors in this capacity.

    BOARD COMMITTEES. Our board of directors has established an acquisition committee, audit committee, law committee, engineering committee, financial committee, planning and compensation committee, nominating committee, prospect committee and an executive committee.

    AUDIT COMMITTEE. The audit committee currently consists of Messrs. Decker, Mundt and Justus. The audit committee is responsible for:

    - recommending the selection of our independent public accountants;

    - reviewing and approving the scope of our independent public accountants' audit activity and the extent of non-audit services;

    - reviewing with management and the independent public accountants the adequacy of our basic accounting systems and the effectiveness of our internal audit plan and activities;

    - reviewing our consolidated financial statements with management and the independent public accountants and exercising general oversight of our financial reporting process; and

    - reviewing our litigation and other legal matters that may affect our financial condition and monitoring compliance with our business ethics and other policies.

    COMPENSATION COMMITTEE. The compensation committee currently consists of Messrs. Foran, Fiedorek, Nance, Heidrick and Thompson. This committee's responsibilities include:

    - administering and granting awards under our 1998 Incentive Stock Option Plan, Share Price Appreciation Plan and Non-Employee Director Stock Option Plan;

    - reviewing the compensation of our Chief Executive Officer and recommendations of the Chief Executive Officer as to appropriate compensation for our other executive officers and key personnel;

    - examining periodically our general compensation structure; and

    - supervising our welfare and pension plans and compensation plans.

    COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION. The compensation committee of our board of directors includes Messrs. Fiedorek, Foran, Heidrick, Nance and Thompson. Mr. Foran, our chief executive officer and president serves on the compensation committee. None of our other executive officers serves as a member of the board of directors or compensation committee of any entity that has one or more of its executive officers serving as a member of our board of directors or compensation committee. We have engaged in a variety of transactions with members of our board of directors and our shareholders. Please see "Certain Relationships and Related Transactions" for information regarding these transactions.

COMPENSATION OF DIRECTORS


    The board of directors has adopted a policy by which each non-employee director is paid fees of $500 for each board of directors meeting and $500 for each committee meeting attended by the director, other than telephonic meetings. If a committee meeting is held on the same day as a board meeting, no additional fee is paid for committee meetings. Committee chairmen, however, are paid annual retainer fees of $2,000. We also reimburse our directors for travel, lodging and related expenses incurred in attending board and committee meetings. In addition, we currently grant each non-employee director fully vested options to purchase 3,000 shares of common stock each year for service on our board of directors. Neither Messrs. Justus or Thompson, as directors nominated by Unocal, nor Unocal receive any compensation whatsoever for Messrs. Justus and Thompson serving on our board of directors. As of July 31, 2001, there were options held by non-employee directors to purchase 76,950 shares of our common stock with a weighted average exercise price of $8.53 per share. The price of shares that may be purchased upon exercise of an option is set at the fair market value of the common stock on the date of grant. In addition, we intend to enter into indemnification agreements with our non-employee directors and our executive officers. See "Description of Capital Stock--Limitation of Liability and Indemnification of Officers and Directors."

EXECUTIVE COMPENSATION

    The following table sets forth information regarding the compensation of our Chief Executive Officer and each of our four other most highly compensated executive officers for fiscal year 2000 who earned in excess of $100,000 in salary and bonus.

                           SUMMARY COMPENSATION TABLE

                                ANNUAL COMPENSATION                    LONG TERM COMPENSATION AWARDS
                         ----------------------------------   ------------------------------------------------
                                                              LONG-TERM
                                                              INCENTIVE      SECURITIES
NAME AND                                       OTHER ANNUAL     PLAN         UNDERLYING       ALL OTHER ANNUAL
PRINCIPAL POSITION        SALARY     BONUS     COMPENSATION    PAYOUTS       OPTIONS (#)      COMPENSATION (1)
-----------------------  --------   --------   ------------   ---------   -----------------   ----------------
Joseph Wm. Foran ......  $287,000   $154,385     $1,474 (2)    $64,812         128,880             10,500
  President, Chairman
  of the Board and
  Chief Executive
  Officer

Jeffrey L. Ventura ....   171,998     86,740            --      38,000          72,300             10,500
  Vice President of
  Exploration and
  Development

Roger S. Manny ........   160,275     71,237      1,525 (3)     37,083          61,245             10,500
  Vice President, Chief
  Financial Officer and
  Treasurer

R.F. "Frank" Burke ....   145,370     27,415      1,813 (4)     30,937          48,555             10,500
  Vice President of
  Business Development

C. Barry Osborne ......   114,000     21,700            --      24,375          29,625             10,500
  Vice President,
  Secretary and General
  Counsel

------------------------

(1) Each of the above executive officers received matching contributions of $10,500 to their 401(k) accounts.

(2) We paid $1,474 of Mr. Foran's membership dues.

(3) We paid $1,525 of Mr. Manny's membership dues.

(4) We paid $1,813 of Mr. Burke's membership dues.

STOCK OPTION GRANTS IN FISCAL 2000

    The following table provides certain information related to options we granted to the named executive officers during fiscal 2000. There were no other option grants to the named executive officers during 2000 and no SARs were granted.

                       OPTION GRANTS IN FISCAL YEAR 2000

                                                                    INDIVIDUAL GRANTS
                                  -------------------------------------------------------------------------------------
                                                                                            POTENTIAL REALIZABLE VALUE
                                                    PERCENTAGE OF                             AT ASSUMED ANNUAL RATES
                                     NUMBER OF          TOTAL                                     OF STOCK PRICE
                                    SECURITIES         OPTIONS                                APPRECIATION FOR OPTION
                                    UNDERLYING       GRANTED TO     EXERCISE                       TERM ($) (2)
                                      OPTIONS       EMPLOYEES IN     PRICE     EXPIRATION   ---------------------------
NAME                              GRANTED (#) (1)    FISCAL YEAR     (S/SH)       DATE           5%            10%
----                              ---------------   -------------   --------   ----------   ------------   ------------
Joseph Wm. Foran................          --              --         $                --       $    --        $    --

Jeffrey L. Ventura..............       6,000             5.0%         6.00        4/8/10        22,640         57,375
                                       3,000             2.5%         6.00       4/27/10        11,320         28,687

Roger S. Manny..................       6,000             5.0%         6.00        3/9/10        22,640         57,375
                                       3,000             2.5%         6.00       4/27/10        11,320         28,687

R.F. "Frank" Burke..............       3,000             2.5%         6.00       4/27/10        11,320         28,687

C. Barry Osborne................       3,000             2.5%         6.00       4/27/10        11,320         28,687

------------------------

(1) These options were granted under the 1998 Omnibus Stock and Incentive Plan and have a ten-year term. The options were granted with four-year vesting schedules, vesting 20% on the date of grant and 20% each year after that. The optionee may exercise any options, in whole or in part, following vesting.

(2) According to the rules of the SEC, the amounts shown on this table represent hypothetical gains that could be achieved for the respective options if exercised at the end of the option term. These gains are based on the assumed rates of stock appreciation of 5% and 10% compounded annually from the date the respective options were granted to their expiration date and do not reflect our estimates or projections of the future price of our common stock. The gains shown are net of the option exercise price, but do not include deductions for taxes or other expenses associated with the exercise. Actual gains, if any, on stock option exercises will depend on the future performance of our common stock, the option holder's continued employment through the option period, and the date on which the options are exercised.

AGGREGATED OPTION EXERCISES IN FISCAL YEAR 2000 AND FISCAL YEAR-END OPTION
  VALUES

    The following table provides information related to options exercised by our named executive officers during fiscal year 2000 and the number and value of options held at fiscal year end.

                                                      AGGREGATED OPTION EXERCISES IN FISCAL YEAR 2000
                                                         AND VALUE OF OPTIONS AT DECEMBER 31, 2000
                                    -----------------------------------------------------------------------------------
                                                                 NUMBER OF SECURITIES          VALUE OF UNEXERCISED
                                                                UNDERLYING UNEXERCISED             IN-THE-MONEY
                                                                      OPTIONS AT                    OPTIONS AT
                                       SHARES                    DECEMBER 31, 2000 (#)         DECEMBER 31, 2000 (1)
                                    ACQUIRED ON     VALUE     ---------------------------   ---------------------------
NAME                                EXERCISE (#)   REALIZED   EXERCISABLE   UNEXERCISABLE   EXERCISABLE   UNEXERCISABLE
----                                ------------   --------   -----------   -------------   -----------   -------------
Joseph Wm. Foran..................          --     $    --       87,552         41,328       $249,984       $117,576
Jeffrey L. Ventura................          --          --       39,720         32,580        135,136         93,124
Roger S. Manny....................      12,000      22,740       28,698         32,547         77,099         86,409
R.F. "Frank" Burke................       9,000      54,000       33,822         14,733        161,229         42,344
C. Barry Osborne..................       1,200       5,200       15,450         14,175         42,767         38,411

------------------------

(1) Represents the product of (a) the number of shares underlying options granted multiplied by (b) the difference between (x) the fair market value of common stock on December 31, 2000 ($8.33), and (y) the exercise price of the options.

OPTION PLANS


    EMPLOYEE STOCK OPTION PLAN. We have an incentive stock option plan for our key employees that our board of directors and shareholders approved in 1998. We assumed the obligations under our predecessor's 1987 Incentive Stock Option Plan at the time Matador was formed in 1988. Although the 1987 stock option plan expired in 1997, options remain outstanding under it. The current 1998 Omnibus Stock and Incentive Plan provides that options may be granted to purchase no more than 1.8 million shares in the aggregate to employees of Matador that the compensation committee determines are eligible to receive option grants. As of July 31, 2001, approximately 1.2 million employee stock options were outstanding and approximately 692,000 options were available for future issuance. To date, most options have been granted with a four-year vesting schedule and a ten-year term. The stock option plan also authorizes the granting of stock appreciation rights in tandem with the options and independent of the options. This right allows the optionee to tender any vested options and receive, either in cash or stock equivalents, the difference between the option price and the price of our common stock at the time of exercise, as determined by the compensation committee. As of July 31, 2001, no stock appreciation rights were outstanding.


    Our compensation committee determines the price at which a share of our common stock may be purchased upon exercise of an option granted under our stock option plan. However, in the case of an incentive stock option, the purchase price will not be less than the fair market value of a share of our common stock on the date the stock option is granted. In addition, in the case of a stock option that does not constitute an incentive stock option, the purchase price will not be less than the par value of a share of our common stock on the date the stock option is granted.

    No awards under the stock option plan may be granted after ten years from the date the stock option plan was adopted by our board of directors. The stock option plan will remain in effect until all awards granted under it have been satisfied or expired. Our board of directors or the compensation committee, in each of their discretion may terminate the stock option plan at any time with respect to any shares of our common stock for which awards have not been granted. The stock option plan may be amended, other than to increase the maximum aggregate number of shares that may be issued under the stock option plan or to change the class of individuals eligible to receive awards under the stock option plan, by the board of directors without the consent of the shareholders of Matador.

    NON-EMPLOYEE DIRECTOR STOCK OPTION PLAN. In 1992 we instituted the Non-Statutory Director Stock Option Plan, which we amended and restated in 1998. The director stock option plan is designed to encourage non-employee directors to participate in the ownership of Matador and to provide additional incentive for those directors to promote the success of Matador by sharing in our future growth. Through 1998, each non-employee director received an option each year to purchase 1,200 shares of common stock that expires five years from the date of grant. As amended and restated, the director stock option plan currently authorizes the granting of options each year to purchase 3,000 shares of common stock that expire ten years from the date of grant. The total number of shares reserved for issuance under the amended and restated director stock option plan is 600,000. As of July 31, 2001, approximately 102,000 director stock options were outstanding and approximately 442,000 were available for future issuance.


    The director stock option plan is administered by the board of directors, which determines the terms and conditions of each option. Options granted under the plan vest immediately. The exercise price of the options may not be less than 100% of the fair market value of the common stock on the date of grant. Any director that ceases to serve on the board of directors, other than in the event of death, may exercise the option within 30 days following the director's cessation of service. The amended and restated director stock option plan expires on January 15, 2008.

    All options under the employee stock option plan and the director stock option plan will become immediately exercisable and nonforfeitable if we:

    - dissolve or liquidate;

    - enter into an agreement of merger or consolidation where Matador is not the surviving entity and our shareholders beneficially own less than 50% of the voting stock of the surviving company; or

    - sell substantially all of our assets.

MILLENNIUM PLAN


    In April 1997, we instituted a long-term incentive plan designed to compensate employees of Matador that were employed by us prior to 1997. Disbursements under the 1997 incentive plan were to begin in 2001, and were to be based on achieving publicly traded stock price thresholds of $8.33, $12.50 and $16.67 per share of common stock. During 1999, the employees participating in the 1997 incentive plan were given the option to either continue participating in the 1997 incentive plan or to convert their participation to a new compensation plan. All of the participating employees converted to this new plan in 1999, which we called the Millennium Plan.


    The Millennium Plan provided for a cash bonus equal to 25% of the employees' salaries upon our common stock reaching a per share value of $8.33 per share. During August 2000, our board of directors determined that the Millennium Plan's valuation criteria had been met and the cash bonus was paid to participating employees. In addition, employees received options to purchase 1,500 shares of common stock for each $10,000 in salary. The options vest at the rate of 20% on the date of grant and 20% per year for the following four years. The options will also vest immediately upon a change in control of Matador. The options expire ten years after the date of grant.

2001 SHARE PRICE APPRECIATION PLAN


    In March 2001, we adopted a share price appreciation plan to provide key employees with added incentives to maximize our share price and to attract and retain qualified personnel. Disbursements, if any, from the share price appreciation plan may begin in 2001 and may be made in either shares of Matador common stock or in cash, at the sole discretion of the board of directors. The amount of the disbursements will be based on whether we achieve a trading threshold of $16.67 per share of our common stock before January 1, 2004. The board of directors determines the terms and conditions of each grant, but vesting of awards under the share price appreciation plan is subject to the conditions that we complete an initial public offering and be listed and traded on a national or regional stock exchange or on the Nasdaq Stock Market, Inc.'s National Market System, prior to January 1, 2004, or Matador is sold or merged prior to January 1, 2004. The total award amounts payable under the share price appreciation plan cannot exceed 5.0% of the total increase in value of Matador to the shareholders from the effective date of March 1, 2001. We have determined that this 5.0% limitation will be based upon an assumed starting per share price of $8.33 as of March 1, 2001. The board of directors may accelerate vesting of, or make cash payments in exchange for, awards upon the occurrence of a change of control of Matador.


EMPLOYEE INCENTIVE LOAN PROGRAM

    In 1999, we adopted an employee incentive loan program to provide key employees with additional incentives to advance the interests of Matador and to assist these employees with purchasing shares of our common stock. Under the loan program, we made available a maximum of $250,000 for loans to eligible employees to enable these employees to purchase shares in Matador or to otherwise exercise outstanding vested options. These loans are interest free, non-recourse and are payable through payroll deduction over two years. Participating employees are required to fund at least 25% of the purchase price of the shares of common stock being purchased with funds other than from the loan program. The loan program is administered by the compensation committee which exercises all of the administrative powers of the loan program.

RETIREMENT PLAN

    Effective January 1, 1992, we began a defined contribution retirement plan. Any employee that is at least 21 years old and has a minimum of six months of service with Matador is eligible to participate in the plan. Each employee may contribute between 1.0% and 7.0% of that employee's annual compensation, up to the maximum allowable amount of $10,500 under the Internal Revenue Code in 2000. Employee contributions may only be made through salary deductions and vest immediately. Our board of directors may elect to make matching contributions, either in cash or our common stock. Our matching contributions vest for each employee based on the employee's length of service with us, but in no event longer than seven years. Nonvested contributions are forfeited upon termination of employment. In 1999, our contributions to the plan totaled $118,916 and in 2000, they totaled $245,810. We may also make discretionary contributions to the plan. In February 1999, we reduced the matching percentage by half, from a maximum of 7.0% to a maximum of 3.5%. The reduction was enacted due to difficult industry conditions and our desire to further reduce costs in the face of a period of poor oil and natural gas prices. Effective January 1, 2000, we reinstated the matching percentage to 7.0%. We may terminate the plan at any time, in which case all accrued benefits become 100% vested.

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

SHAREHOLDERS AGREEMENT

    On January 20, 1998, as a part of the transaction in which Unocal acquired its ownership interest in us, we, along with a number of our shareholders, entered into a shareholders agreement setting forth various rights and obligations regarding the election of directors and the disposition of shares of common stock owned or controlled by the parties. The shareholders agreement requires the non-Unocal shareholders who are parties to the agreement to vote in favor of up to four directors nominated by Unocal, based upon Unocal's proportionate ownership in Matador. At our most recent shareholders meeting, two members of our board of directors were nominated by Unocal. In addition, Unocal must vote for all directors nominated by the directors who are not affiliated with Unocal. The shareholders also agreed to vote their stock and to take any action necessary to prevent the removal, with or without cause, of the directors designated by the respective parties.

    If a party to the shareholders agreement proposes to sell any of its shares of common stock, that shareholder must first offer those shares to us, and then, to the extent that we do not purchase the shares, to each of our shareholders that is a party to the shareholders agreement. Further, each shareholder agrees not to sell or dispose of any shares of stock without our prior written consent for a period of 180 days after the first to occur of an initial underwritten public offering of our stock, the listing of our common stock on a national exchange or the Nasdaq Stock Market Inc.'s National Market System or our merger into a publicly traded company where we are the surviving entity. The shareholders also agree to support and vote for implementation of customary takeover protection provisions for Matador, including the recently approved shareholder rights plan. These provisions are generally designed to encourage potential parties wishing to gain control of a company to negotiate with a company's board of directors as opposed to pursuing a takeover through hostile means.

    Upon the occurrence of any "change of control event," Unocal must offer in writing to purchase all of our capital stock owned by each shareholder who is a party to the agreement and who did not vote, as a director or shareholder, in favor of the change of control event. The offer must be made at the fair market value of the shares, which is the higher of the highest price for which a share of stock has been sold during the previous 30 days or the fair market value of our assets as a going concern less our debt, as determined by agreement or, if no agreement can be reached, by a qualified independent appraiser that we select with the approval of the other parties. Unocal may pay for the shares in cash or publicly traded stock of Unocal, at the shareholder's option. In addition, Unocal must ensure that we provide, for a period of at least one year after the change of control event, for reasonable severance for any employees not retained at their same compensation levels. Our chief executive officer must receive severance of not less than 2.99 times his annual compensation if he is not re-elected as chairman and chief executive officer of Matador or any of our subsidiaries or if his responsibilities are otherwise decreased. The term "change in control event" includes:

    - an increase in Unocal's ownership to greater than 50% of our outstanding common stock or to an amount enabling Unocal to elect a majority of our directors;

    - Unocal and other shareholders acting in concert to attempt to change control of Matador from the then-existing board of directors and without the consent of the existing board of directors, or the then-existing executive management without the consent of the then-existing chief executive officer; or

    - Unocal or its designee directors, without the consent of Joseph Wm. Foran, voting to terminate or refusing to vote to re-elect Joseph Wm. Foran as chairman and chief executive officer of Matador or any of its subsidiaries or otherwise voting to decrease his capacity and responsibilities.

CO-SALE AGREEMENT

    On January 20, 1998, as part of the Unocal transaction, we, along with some of the holders of our common stock and all of our then holders of preferred stock, entered into a co-sale agreement that allows the former holders of preferred stock to participate in subsequent sales of our common stock by those shareholders executing the co-sale agreement. All of the shares of preferred stock were converted into shares of common stock in December 2000. Under the terms of the co-sale agreement, the former holders of preferred stock are entitled to sell a portion of their current holdings, determined by dividing their individual holdings by the holdings of all parties to the co-sale agreement. Should any former holder of preferred stock elect not to participate in the sale, all other former holders of preferred stock are then entitled to sell their proportionate interest of the non-seller's interest. The right to participate in one or more sales of common stock is not affected by previous decisions to forego opportunities to participate and was not affected by the conversion of preferred stock into common stock. The co-sale agreement shall remain effective until:

    - Joseph Wm. Foran has not been a director or an officer, employee, advisor or consultant of Matador for a period of 365 days;

    - Matador liquidates, dissolves and winds up its business operations;

    - Matador executes a general assignment for the benefit of its creditors or has a receiver or trustee appointed to take possession of its property and assets;

    - An initial public offering of Matador's common stock is completed yielding net proceeds of at least $15.0 million; or

    - We have more than 300 shareholders and our share price is reported by the National Association of Securities Dealers, Inc.'s automated quotation system or a comparable system.

    The co-sale agreement also has provisions requiring the former holders of preferred stock to sell their shares in the event the holders of common stock receive an offer to sell at least 90% of their shares of common stock, subject to receipt of a fairness opinion by a nationally recognized investment banking firm and receiving at least $18 per share, as adjusted for stock dividends, stock splits and reverse stock splits.

RIGHTS AGREEMENT

    We have instituted a shareholder rights plan. See "Description of Capital Stock--Common Stock Purchase Rights." A.G. Edwards & Sons, Inc., the lead underwriter of this offering, is the rights agent under the rights plan and received an initial fee of $25,000 for its services as financial advisor. As rights agent, A.G. Edwards is to be paid a customary fee for its services, and is reimbursed by Matador for the reasonable expenses and fees of legal counsel incurred in connection with the performance of its duties as rights agent.

OTHER AGREEMENTS


    In January 1998, as described previously, Unocal acquired approximately 35% of our then outstanding common stock. Since that time, we have entered into two additional agreements with Unocal. Effective October 1, 1998, we entered into an agreement with Unocal in which Unocal agreed to provide us access to some of its East Texas proprietary 2-D seismic database in exchange for the right to either participate or to accept an overriding royalty interest in prospects that we develop utilizing the Unocal geophysical data.



    Effective September 5, 2000, we entered into an agreement with Unocal in which we conveyed to Unocal an undivided 25% working interest in some of our leasehold positions in the East Texas Bossier trend discussed above under "Business and Properties--Principal Areas of Interest--East Texas Basin," in exchange for Unocal's reimbursement of land, geophysical, geological and other related costs totaling approximately $3.6 million. The agreement provides for Unocal's participation with us in the area, under the terms of several existing joint operating agreements that name Matador as operator. It also provides for an area of mutual interest covering approximately 250 square miles in Anderson, Freestone and Leon Counties, Texas. If either party acquires or proposes to acquire a mineral or producing interest in lands within the area of mutual interest, the acquiring party must notify the other party, who may indicate that it wishes to participate in the acquisition. The participation rates are 75% for us and 25% for Unocal. In addition, the parties have agreed to share data concerning projects proposed under any of the joint operating agreements. It is the opinion of our management that both agreements are fair to Matador and contain terms substantially similar to what would be negotiated in an arms length transaction with an unrelated third party.


    Since inception, several of our directors have invested as working interest owners in some of the wells that we have drilled. The wells in which these directors participated were generally the result of our management's decision, on a well-by-well basis, to sell or farm-out a portion of our working interest in the well to reduce our overall drilling risk level. These directors have participated on terms that we consider to be standard for the industry, are billed monthly for expenses, and receive distributions of revenue on the same terms as other, non-affiliated working interest owners. Since January 1, 1998, we have drilled and currently operate 14 producing wells that include participations by directors. Except for wells that may be drilled within the existing contract areas of joint operating agreements of prospects in which directors currently hold working interests, we expect that no further working interest participations will be offered by us to directors. The sum of all revenues received by all directors for wells operated by Matador during the year 2000 totaled $855,356. Of that sum, $137,641 was paid to Mr. Joseph Wm. Foran, or his affiliates.

        SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN BENEFICIAL HOLDERS

    The following table presents information regarding beneficial ownership of our common stock as of June 30, 2001 and as adjusted to reflect the sale of common stock in this offering by:

    - each person who we know owns beneficially more than 5% of our common stock;

    - each of our directors;


    - our chief executive officer and each of our four other most highly compensated executive officers; and



    - all our executive officers and directors as a group.


    Unless otherwise indicated, each person listed has sole voting and dispositive power over the shares indicated as owned by that person, and the address of each shareholder is the same as our address. Furthermore, under the regulations of the SEC, shares are deemed to be "beneficially owned" by a person if the person directly or indirectly has or shares the power to vote or dispose of these shares, whether or not the person has any pecuniary interest in these shares, or if the person has the right to acquire the power to vote or dispose of these shares within 60 days, including any right to acquire through the exercise of any option, warrant or right. The table below has been prepared assuming the underwriters do not elect to exercise their over-allotment option.


                                                                BENEFICIAL OWNERSHIP
                                                               PRIOR TO THE OFFERING
                                                              ------------------------
                                                                NUMBER     PERCENT (1)
                                                              ----------   -----------
BENEFICIAL OWNER

Union Oil Company of California (Unocal) ...................  4,401,000        33.8
 14141 Southwest Freeway
 Sugarland, Texas 77478
Travelers (2) ..............................................  1,000,002         7.7
 One Town Square,
 Hartford, Connecticut 06183-2030
The Lincoln National Life Insurance Company ................    666,669         5.1
 200 East Berry Street, Renaissance Square
 Fort Wayne, Indiana 46802
Joseph Wm. Foran (3)(4) ....................................  1,187,073         9.1
 8340 Meadow Road, Suite 150
 Dallas, Texas 75231
Douglas B. Keith (5)........................................    455,616         3.5
C. Wayne Nance (6)..........................................    144,600         1.1
Eugene Fiedorek (7).........................................    135,870         1.0
Jack Gregory (8)............................................     94,260           *
Roger Manny (9).............................................     78,522           *
Jeff Ventura (10)...........................................     70,755           *
W.J. "Jack" Sleeper, Jr. (11)...............................     68,100           *
R. Clarke Heidrick, Jr. (12)................................     67,866           *
R.F. "Frank" Burke (13).....................................     56,445           *
Michael Decker (14).........................................     46,890           *
C. Barry Osborne (15).......................................     30,969           *
Michael Forrest (16)........................................     29,400           *
Randolph P. Mundt (17)......................................     25,200           *
Marlan W. Downey (18).......................................     24,450           *
Dennis Justus (19)..........................................         --          --
David E. Thompson (20)......................................         --          --



ALL DIRECTORS AND EXECUTIVE OFFICERS
AS A GROUP (4)(21)(22)......................................  2,501,415     19.2

------------------------------


*   Less than 1%



(1) Percentages based on a total of 12,424,119 shares of common stock issued and outstanding and 598,491 shares reserved for issuance upon exercise of outstanding vested options.



(2) Includes the Travelers Insurance Company, The Travelers Indemnity Company, The Phoenix Insurance Company and The Travelers Life and Annuity Company.



(3) Includes 107,352 vested options and 146,304 shares owned by various members of the Foran family and held in a voting trust for which Mr. Foran is the trustee.



(4) Includes 97,605 shares beneficially owned by employees of Matador under its 401(k) plan, which are voted by Mr. Foran as trustee.



(5) Represents common stock voted by Mr. Keith, which is owned by Case-Pomeroy Oil Corporation, a corporation that Mr. Keith serves as President of, and 6,000 vested options owned directly by Mr. Keith.



(6) Includes 10,200 vested options.



(7) Includes 10,200 vested options.



(8) Includes 10,200 vested options.



(9) Includes 47,298 vested options and 1,224 shares that are held in the 401(k) plan.



(10) Includes 56,670 vested options and 2,235 shares that are held in the 401(k) plan.



(11) Includes 3,000 vested options.



(12) Includes 11,400 vested options.



(13) Includes 36,822 vested options and 5,823 shares that are held in the 401(k) plan.



(14) Includes 10,200 vested options.



(15) Includes 18,450 vested options and 5,319 shares that are held in the 401(k) plan.



(16) Includes 4,800 vested options.



(17) Includes 6,000 vested options.



(18) Includes 3,750 vested options.



(19) Mr. Justus has disclaimed beneficial ownership of all Unocal shares.



(20) Mr. Thompson has disclaimed beneficial ownership of all Unocal shares.



(21) Excludes 4,401,000 shares owned by Unocal.



(22) Includes 342,342 shares reserved for issuance upon exercise of outstanding vested options.

                              SELLING SHAREHOLDERS



    In May 1996, we issued 222,223 shares of our class A preferred stock to The Lincoln National Life Insurance Company and 166,667 shares to the Travelers Insurance Company, The Travelers Indemnity Company, The Phoenix Insurance Company and The Travelers Life and Annuity Company, who together represent the selling shareholders. In connection with other rights, the holders of our preferred shares were, and still are, entitled to registration rights. See "Description of Capital Stock--Registration Rights" for a description of these rights. In December 2000, these shareholders exchanged all of their shares of class A preferred stock for shares of our common stock, on a one-to-one exchange basis. In connection with this conversion, we repurchased 666,669 shares of common stock from The Lincoln National Life Insurance Company for $5,333,352.



    The following table shows:



    - the name and address of the selling shareholders; and



    - the number of shares beneficially owned by the selling shareholders and the percentage of outstanding common shares each owns, as of June 30, 2001, and as adjusted to reflect the offering.



    Unless otherwise indicated, each shareholder listed below has sole voting and dispositive power over the shares indicated as owned by that shareholder. The table below has been prepared assuming the underwriters do not elect to exercise their over-allotment option.



                                                                                            BENEFICIAL
                                                 BENEFICIAL OWNERSHIP                        OWNERSHIP
                                                PRIOR TO THE OFFERING    SHARES TO BE   AFTER THE OFFERING
                                                ----------------------   SOLD IN THE    -------------------
NAME AND ADDRESS OF BENEFICIAL OWNER              NUMBER      PERCENT      OFFERING      NUMBER    PERCENT
------------------------------------            ----------   ---------   ------------   --------   --------
Travelers (1) ................................  1,000,002       7.7        366,665      633,337      3.8%
  One Town Square
  Hartford, Connecticut 06183-2030
The Lincoln National Life Insurance               666,669       5.1        333,335      333,334      2.0%
  Company ....................................
  200 East Berry Street
  Renaissance Square
  Fort Wayne, Indiana 46802


------------------------


(1) Includes the Travelers Insurance Company, The Travelers Indemnity Company, The Phoenix Insurance Company and The Travelers Life and Annuity Company.

                          DESCRIPTION OF CAPITAL STOCK


    Our authorized capital stock consists of 100,000,000 shares of common stock, par value $.10 per share, and 2,000,000 shares of preferred stock, par value $.10 per share. As of June 30, 2001, we had outstanding 12,419,169 shares of common stock and no shares of preferred stock. On completion of this offering, we will have outstanding 16,019,169 shares of common stock and the associated stock purchase rights described below and no shares of preferred stock. As of July 31, 2001, we had 386 holders of record of our common stock and no holders of preferred stock.


COMMON STOCK

    Subject to any special voting rights of any series of preferred stock that we may issue in the future, each share of common stock has one vote on all matters voted on by our shareholders, including the election of directors. No share of common stock has any cumulative voting or preemptive rights or is convertible, redeemable, assessable or entitled to the benefits of any sinking or repurchase fund. Holders of common stock will be entitled to dividends in the amounts and at the times declared by our board of directors in its discretion out of funds legally available for the payment of dividends.

    Holders of common stock will share equally in our assets on liquidation after payment or provision for all liabilities and any preferential liquidation rights of any preferred stock then outstanding. All outstanding shares of common stock are fully paid and non-assessable.

COMMON STOCK PURCHASE RIGHTS

    Our board of directors has adopted a shareholder rights plan under which it has declared a dividend of one common share purchase right for each outstanding share of common stock of Matador held by shareholders of record as of May 17, 2001. All shares sold in this offering will have the same common share purchase rights.

    Under the shareholder rights plan, the rights granted will initially trade along with our common stock, and will entitle shareholders to purchase one share of our common stock for an exercise price of $91.67. However, the rights are not immediately exercisable and will generally become exercisable only if a person or group acquires beneficial ownership of 15% or more of our common stock or commences a tender or exchange offer upon completion of which that person or group would beneficially own 15% or more of our common stock. This ownership restriction does not apply to Unocal's ownership of 4,401,000 shares of common stock. The rights will become exercisable by holders, other than the unsolicited third party acquirer, for shares of Matador or of the third party acquirer having a value of two times the right's then-current exercise price. Our board of directors may redeem the rights within ten days of the date on which a person or group acquires more than 15% of our stock, at a redemption price of $0.01 per right. The rights will expire on May 16, 2011. The shareholder rights plan may have the effect of making a tender offer or acquisition by a third party less attractive by making the acquisition more costly and difficult.

PREFERRED STOCK

    At the direction of our board of directors, we may issue shares of preferred stock from time to time. Our board of directors may, without any action by holders of the common stock:

    - adopt resolutions to issue preferred stock in one or more classes or series;

    - fix or change the number of shares constituting any class or series of preferred stock; and

    - establish or change the rights of the holders of any class or series of preferred stock.

    The rights of any class or series of preferred stock may include, among others:

    - general or special voting rights;

    - preferential liquidation or preemptive rights;

    - preferential cumulative or noncumulative dividend rights;

    - redemption or put rights; and

    - conversion or exchange rights.

    We may issue shares of, or rights to purchase shares of, preferred stock the terms of which might:

    - adversely affect voting or other rights evidenced by, or amounts otherwise payable with respect to, the common stock;

    - discourage an unsolicited proposal to acquire us; or

    - facilitate a particular business combination involving us.

    Any of these actions could discourage a transaction that some or a majority of our shareholders might believe to be in their best interests or in which our shareholders might receive a premium for their stock over its then market price.

REGISTRATION RIGHTS

    The former holders of our preferred stock were granted registration rights for the common stock into which their shares of preferred stock were converted. These holders continue to possess these registration rights and may require us to register the shares of our common stock they received upon conversion of their preferred stock if the holders of at least one-third of the shares covered by these registration rights request us to do so. In addition, these holders also have "piggy-back" registration rights that provide them the right to include all or a portion of their unregistered shares of common stock in any of our public offerings following this offering.

    Unocal possesses demand registration rights for its shares of common stock, which it may exercise by demanding registration of at least one-third of its shares, after completion of this offering. Unocal also has "piggy-back" registration rights that provide it the right to include all or a portion of any of its unregistered common stock in any of our public offerings following this offering. No subsequent agreement by the Company may grant registration rights to any third party that conflict with Unocal's rights.

    Similar "piggy-back" registration rights were also granted to Mr. Charles Sweeney and the Estate of Stephen Johnes in a transaction in which we obtained all of the outstanding shares of Serenity Petroleum, Inc. for 93,000 shares of our common stock. Each of Mr. Sweeney and the Estate of Stephen Johnes have the right to include all or a portion of any of their unregistered shares of common stock in any of our public offerings following this offering.

BUSINESS COMBINATIONS UNDER TEXAS LAW

    A number of provisions of Texas law, our articles of incorporation and bylaws could make more difficult the acquisition of Matador by means of a tender offer, a proxy contest or otherwise and the removal of incumbent officers and directors. These provisions are intended to discourage coercive takeover practices and inadequate takeover bids and to encourage persons seeking to acquire control of Matador to negotiate first with us.

    We are subject to the provisions of the Texas Business Combination Law (Articles 13.01 through 13.08 of the TBCA). That law provides that a Texas corporation may not engage in specified types of business combinations, including mergers, consolidations and asset sales, with a person, or an affiliate or associate of that person, who is an "affiliated shareholder." That person is generally defined as the holder of 20% or more of the corporation's voting shares, for a period of three years from the date that person became an affiliated shareholder. The law's prohibitions do not apply if:

    - the business combination or the acquisition of shares by the affiliated shareholder was approved by the board of directors of the corporation before the affiliated shareholder became an affiliated shareholder; or

    - the business combination was approved by the affirmative vote of the holders of at least two-thirds of the outstanding voting shares of the corporation not beneficially owned by the affiliated shareholder, at a meeting of shareholders called for that purpose, not less than six months after the affiliated shareholder became an affiliated shareholder.

    The Texas Business Combination Law does not apply to the following:

    - the business combination of a corporation:

       - where the corporation's original charter or bylaws contain a provision expressly electing not to be governed by the Texas Business Combination Law;

       - that adopts an amendment to its charter or bylaws, by the affirmative vote of the holders, other than affiliated shareholders, of at least two-thirds of the outstanding voting shares of the corporation, expressly electing not to be governed by the Texas Business Combination Law; so long as the amendment does not take effect for 18 months following the date of the vote and does not apply to a business combination with an affiliated shareholder who became affiliated on or before the effective date of the amendment.

    - a business combination of a corporation with an affiliated shareholder that became an affiliated shareholder inadvertently, if the affiliated shareholder:

       - divests itself, as soon as possible, of enough shares to no longer be an affiliated shareholder; and

       - would not at any time within the three-year period preceding the announcement of the business combination have been an affiliated shareholder but for the inadvertent acquisition.

    - a business combination with an affiliated shareholder who became an affiliated shareholder through a transfer of shares by will or intestacy and continuously was an affiliated shareholder until the announcement date of the business combination; and

    - a business combination of a corporation with its wholly owned Texas subsidiary if the subsidiary is not an affiliate or associate of the affiliated shareholder other than by reason of the affiliated shareholder's beneficial ownership of voting shares of the corporation.

    Neither our articles of incorporation nor our bylaws contain any provision expressly providing that we will not be subject to the Texas Business Combination Law. The Texas Business Combination Law may have the effect of inhibiting a non-negotiated merger or other business combination involving our company, even if that event would be beneficial to our shareholders.

SHAREHOLDER PROPOSALS

    To include a shareholder proposal or nomination at our annual meeting, our bylaws require that we receive the notice in writing between 19 and 120 days before the first anniversary of the prior year's annual meeting. In the event that the date of the annual meeting is advanced more than 30 days prior to or delayed by more than 30 days after the anniversary of the prior year's annual meeting, a shareholder's notice must be delivered not earlier than 120 days prior to that year's annual meeting and not later than the close of business on the later of the 19th day before the annual meeting or the 10th day following the day on which the public announcement of the meeting's date is first made public.

    The notice must set forth:

    - the name and address of the shareholder and beneficial owner making the proposal;

    - the class and number of shares of Matador stock that are owned beneficially and of record by the shareholder;

    - whether the shareholder or beneficial owner intends to deliver a proxy statement and form of proxy to other shareholders;

    - a brief description of the business desired to be brought before the meeting, the reasons for conducting this business at the meeting and any material interest in the business of the shareholder and the beneficial owner, if any, on whose behalf the proposal is made; and

    - in the case of nominations for director, all information relating to any nominee for director that is required to be disclosed in solicitations of proxies for election of directors in an election contest, or is otherwise required, in each case pursuant to Regulation 14A under the Securities Exchange Act of 1934.

ACTION BY CONSENT

    Our bylaws and Texas law provide that any action that can be taken at any special or annual meeting of shareholders may be taken by unanimous written consent of all shareholders entitled to vote.

LIMITATION OF LIABILITY AND INDEMNIFICATION OF OFFICERS AND DIRECTORS

    Our articles of incorporation provide that we will indemnify to the fullest extent permitted by applicable Texas law our officers and directors from any expenses, liabilities or other matters. Insofar as indemnification for liabilities arising under the Securities Act may be permitted for directors, officers and controlling persons of Matador under our articles of incorporation, it is the position of the SEC that such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

INDEMNIFICATION AGREEMENTS

    We intend to enter into indemnification agreements with some of our executive officers and all of our directors before the closing of this offering. Under these agreements, we will agree to indemnify the director or executive officer who acts on behalf of Matador and is made or threatened to be made a party to any action or proceeding for expenses, judgments, fines and amounts paid in settlement that are actually and reasonably incurred in connection with the action or proceeding. The indemnity provisions apply whether the action was instituted by a third party or arose by or in our name. Generally, the principle limitation on our obligation to indemnify the director or executive officer will be if his act or failure to act is determined by a court of law, not subject to further appeal, to have constituted an active and deliberate dishonesty or whenever indemnification is prohibited by applicable law. In addition, the agreements require us to obtain and maintain directors' and officers' insurance unless we determine that this insurance is not reasonably obtainable.

TRANSFER AGENT AND REGISTRAR

    The transfer agent and registrar for the common stock is Mellon Investor Services.

                        SHARES ELIGIBLE FOR FUTURE SALE

GENERAL

    There is currently no public market for our common stock. Future sales of substantial amounts of our common stock in the public market, or the perception that those sales could occur, could adversely affect the market price of our common stock. These factors also could make it more difficult for us to raise capital through future offerings of our common stock.


    Upon completion of this offering, we will have outstanding approximately
16.0 million shares of common stock, assuming no exercise of the underwriters' over-allotment option. Of these shares, the shares sold in the offering will be freely transferable without restriction or further registration under the Securities Act, except that any shares purchased by our "affiliates," as that term is defined in Rule 144 under the Securities Act, generally may be sold only in compliance with the limitations of Rule 144 described below. The remaining outstanding shares of common stock will be "restricted" securities as that term is defined in Rule 144. The "restricted" securities may not be resold unless they are registered under the Securities Act or are sold pursuant to an available exemption from registration, including Rule 144 under the Securities Act. Restricted securities may be sold in the public market only if they qualify for an exemption from registration under Rule 144, including Rule 144(k) or Rule 701 under the Securities Act. Unocal, Charles Sweeney and the Estate of Stephen Johnes also have registration rights. See "Description of Capital Stock--Registration Rights" for a description of these registration rights.



    In connection with this offering, we, our officers and directors, Unocal, The Lincoln National Life Insurance Company and The Travelers Insurance Company and a number of additional shareholders, who in the aggregate own 10,245,023 shares of common stock, have agreed that, subject to exceptions relating to transfers that will not occur in market transactions and other exceptions, we will not sell, offer or contract to sell any common shares without the prior written consent of A.G. Edwards & Sons, Inc. for a period of 180 days after the date of this prospectus. A.G. Edwards & Sons, Inc. has indicated that it has no present intention of waiving this 180 day lock-up period for any of these shareholders. See "Underwriting" for a discussion of the exceptions to this restriction.


    We intend to file one or more registration statements under the Securities Act to register all shares of common stock issued, issuable or reserved for issuance under our stock option plan. These registration statements are expected to be filed as soon as practicable after the date of this prospectus and will automatically become effective upon filing. Following this filing, shares registered under these registration statements will, subject to the 180-day lock-up agreements described above and Rule 144 volume limitations applicable to affiliates, be available for sale in the open market.

    The following table shows the numbers of shares of our common stock that will be available for sale at various times following this offering:


    - 1,474,146 shares immediately;



    - 10,245,023 shares following 180 days; and



    - 1,271,040 shares of common stock issuable on exercise of options that were outstanding as of June 30, 2001 at the time our registration statement on Form S-8 becomes effective.



Of the shares available for resale following 180 days, 3,668,393 shares will become immediately available for resale in the public market under the safe harbor provided by Rule 144(k) of the Securities Act and 6,576,630 shares will be available for sale subject to the volume and manner of sale restrictions under Rule 144 of the Securities Act.

RULE 144

    In general, under Rule 144 as currently in effect, commencing 90 days after the date of this prospectus, a person who has beneficially owned shares of our common stock for at least one year is entitled to sell within any three-month period a number of shares that does not exceed the greater of:


    - 1.0% of the number of shares of common stock then outstanding, which is expected to be approximately 160,000 shares upon completion of this offering, assuming no exercise of the underwriters' over-allotment option; or


    - the average weekly trading volume of the common stock on the Nasdaq Stock Market, Inc.'s National Market System during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale, subject to the restrictions specified in Rule 144.

    Sales under Rule 144 are also subject to manner of sale provisions and notice requirements and to the availability of current public information about us.

RULE 144(K)

    Under Rule 144(k), a person who is not one of our affiliates at any time during the three months preceding a sale and who has beneficially owned the shares proposed to be sold for at least two years is entitled to sell the shares under Rule 144(k) without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144. Therefore, unless otherwise restricted, Rule 144(k) shares may be sold immediately upon completion of this offering.

RULE 701

    Subject to limitations on the aggregate offering price of a transaction and other conditions, Rule 701 may be relied upon regarding the resale of securities originally purchased from us by our employees, directors, officers, consultants, or advisors before the date we become subject to the reporting requirements of the Exchange Act, under written compensatory benefit plans or written contracts relating to compensation of those persons. In addition, the SEC has indicated that Rule 701 will apply to typical stock options, granted by an issuer before it becomes subject to the reporting requirements of the Exchange Act, along with the shares acquired upon exercise of those options, including exercises after the date of this prospectus. Securities issued in reliance on Rule 701 are restricted securities and, subject to the 180-day contractual restrictions described above, beginning 90 days after the date of this prospectus, may be sold (1) by persons other than affiliates, subject only to the manner of sale provisions of Rule 144, and (2) by affiliates under Rule 144 without compliance with its one-year holding period requirement.

                                  UNDERWRITING

    Subject to the terms and conditions of the underwriting agreement among us, the selling shareholders, and the representatives on behalf of the underwriters, the underwriters have agreed severally to purchase from us and the selling shareholders the following number of shares of common stock at the offering price less the underwriting discounts set forth on the cover page of this prospectus.

                                                              NUMBER OF
UNDERWRITER                                                    SHARES
-----------                                                   ---------
A.G. Edwards & Sons, Inc....................................
Dain Rauscher Incorporated..................................
Howard Weil, a division of Legg Mason Wood Walker, Inc......
Raymond James & Associates..................................
                                                                -----
Total.......................................................
                                                                =====

    The underwriting agreement provides that the obligations of the several underwriters to purchase the shares included in this offering are subject to a number of conditions, and that the underwriters are obligated to take and pay for all of the shares of common stock offered by this prospectus (other than those covered by the over-allotment option described below) if any are taken.

    The representatives of the underwriters have advised us and the selling shareholders that they propose to offer shares of common stock to the public at the offering price set forth on the cover page of this prospectus and to some
dealers at the offering price less a concession not in excess of $    per share.
The underwriters may allow, and the dealers may re-allow, a concession not in
excess of $    per share to other dealers. After the offering, the offering price and other selling terms may be changed by the underwriters.


    We have granted to the underwriters an option, exercisable for 30 days after the date of this prospectus, to purchase up to 645,000 additional shares of common stock at the offering price, less the underwriting discounts set forth on the cover page of this prospectus, solely to cover over-allotments. To the extent that the underwriters exercise their over-allotment option, the underwriters will become obligated, subject to certain conditions, to purchase approximately the same percentage of additional shares as the number set forth next to such underwriter's name in the preceding table bears to the total number of shares in the table, and we will be obligated, pursuant to the option, to sell these shares to the underwriters.


    We and our directors, executive officers and some of our shareholders have agreed not to sell or otherwise dispose of any shares of common stock for a period of 180 days after the date of this prospectus without the prior written consent of A.G. Edwards & Sons, Inc. A.G. Edwards & Sons, Inc. may, in its sole discretion, allow any of these parties to dispose of common stock or other securities prior to the expiration of the 180 day period. Except as discussed above, there are no agreements between A.G. Edwards & Sons, Inc. and these parties that would allow them to do so as of the date of this prospectus.

    Prior to the offering, there has been no public market for the shares of our common stock. The initial public offering price will be determined by negotiations among us, the selling shareholders and the representatives on behalf of the underwriters. Among the factors considered in determining the initial public offering price will be the prevailing market and economic conditions, our historical performance and capital structure, estimates of our business potential and earning prospects, an overall assessment of our management and the consideration of the above factors in relation to market valuation of companies in related businesses.

    We have applied for a listing of our common stock on the Nasdaq Stock Market, Inc.'s National Market System under the symbol "MATA."


    At our request, the underwriters have reserved 215,000 shares of the common stock offered by this prospectus for sale to our officers, directors, employees, consultants and their family members and to our business associates at the initial public offering price set forth on the cover page of this prospectus. These persons must commit to purchase no later than the close of business on the day following the date of this prospectus and following effectiveness of the registration statement. The number of shares available for sale to the general public will be reduced to the extent these persons purchase the reserved shares. To the extent that reserved shares are purchased by our executive officers and directors, those reserved shares will also be subject to the lock up agreements signed by these persons.


    The following table summarizes the discounts and commissions that we and the selling shareholders will pay to the underwriters in the offering. The amounts are shown assuming both no exercise and full exercise of the underwriters' over-allotment option to purchase additional shares of common stock.


                                                                   PAID BY THE SELLING
                                                PAID BY US            SHAREHOLDERS
                                          ----------------------   -------------------
                                                          FULL        NO        FULL
                                          NO EXERCISE   EXERCISE   EXERCISE   EXERCISE
                                          -----------   --------   --------   --------
Per share...............................      $           $          $          $
    TOTAL...............................      $           $          $          $



    We and the selling shareholders expect to incur expenses of approximately $916,000 in connection with this offering, excluding underwriting discounts. We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act.


    Until the distribution of the common stock is completed, rules of the SEC may limit the ability of the underwriters and some selling group members to bid for and purchase the common stock. As an exception to these rules, the underwriters are permitted to engage in transactions that stabilize, maintain or otherwise affect the price of the common stock.

    If the underwriters create a short position in the common stock in connection with the offering, i.e., if they sell a greater aggregate number of shares of common stock than is set forth on the cover page of this prospectus, the underwriters may reduce the short position by purchasing shares of common stock in the open market. This transaction is known as a "syndicate covering transaction." The underwriters may also elect to reduce any short position by exercising all or part of the over-allotment option described above.

    The underwriters may also impose a penalty bid on certain selling group members. This means that if the underwriters purchase common stock in the open market to reduce the selling group members' short position or to stabilize the price of the common stock, they may reclaim the amount of the selling concession from the selling group members who sold those shares of common stock as part of the offering.

    In general, purchases of a security for the purpose of stabilization or to reduce a short position could cause the price of the security to be higher than it might be in the absence of these purchases. The imposition of a penalty bid might also have an effect on the price of a security to the extent that it were to discourage resales of the security.

    Neither we, the selling shareholders nor the representatives make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the common stock. In addition, neither we, the selling shareholders nor the representatives make any representation that the underwriters will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

    A.G. Edwards & Sons, Inc., Dain Rauscher Incorporated, Howard Weil, a division of Legg Mason Wood Walker, Inc. and Raymond James & Associates may in the future provide financial advisory and investment banking services to us from time to time.

    Other than the prospectus in electronic format, the information contained on any underwriter's web site and any information contained on any other web site maintained by an underwriter is not part of this prospectus or the registration statement of which this prospectus forms a part and should not be relied upon by investors.

                                 LEGAL MATTERS

    The validity of the issuance of the shares of common stock offered by this prospectus will be passed on for us by Fulbright & Jaworski L.L.P. Certain legal matters relating to the common stock offered by this prospectus will be passed on for the underwriters by Jenkens & Gilchrist, a Professional Corporation. Five individuals with Fulbright & Jaworski L.L.P. own 70,134 shares, or 0.6% of our outstanding common stock, and four individual shareholders of Jenkens & Gilchrist and their affiliates own 245,448 shares, or 2.0% of our outstanding common stock. Additionally, Jenkens & Gilchrist has previously provided legal services to us and may in the future provide additional services.

                                    EXPERTS

    The audited consolidated financial statements included in this prospectus and elsewhere in the registration statement have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto, and are included herein in reliance upon the authority of said firm as experts in accounting and auditing in giving said report.

    The estimated reserve evaluations and related calculations of DeGolyer and MacNaughton, independent petroleum engineering consultants, included in this prospectus have been included in reliance on the authority of said firm as experts in petroleum engineering.

                      WHERE YOU CAN FIND MORE INFORMATION

    This prospectus is part of a registration statement we have filed with the SEC relating to our common stock. As permitted by SEC rules, this prospectus does not contain all of the information we have included in the registration statement and the accompanying exhibits and schedules we filed with the SEC. You may refer to the registration statement, exhibits and schedules for more information about us and our common stock. You can read and copy the registration statement, exhibits and schedules at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549 and at the SEC's regional offices located at Seven World Trade Center, New York, New York 10048, and at 500 West Madison Street, Chicago, Illinois 60661. You can obtain information about the operation of the SEC's Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. The address of that site is http://www.sec.gov.

    Following this offering, we will be required to file current reports, quarterly reports, annual reports, proxy statements and other information with the SEC. You may read and copy those reports, proxy statement and other information at the SEC's Public Reference Room and regional offices or through its Internet site. We intend to furnish our shareholders with annual reports that will include a description of our operations and audited consolidated financial statements certified by an independent public accounting firm.

                                    GLOSSARY

    The following is a description of the meanings of some of the oil and natural gas industry terms used in this prospectus.

    BBL. One stock tank barrel, or 42 U.S. gallons liquid volume, used in this prospectus in reference to crude oil or other liquid hydrocarbons.

    BCF.  One billion cubic feet.

    BCFE. One billion cubic feet of natural gas equivalents, determined using the ratio of six Mcf of natural gas to one Bbl of crude oil, condensate or natural gas liquids.

    BEHIND-THE-PIPE (PROVED DEVELOPED NON-PRODUCING). Hydrocarbons in a potentially producing horizon penetrated by a wellbore the production of which has been postponed pending the production of hydrocarbons from another formation penetrated by the wellbore. The hydrocarbons are classified as proved developed but non-producing reserves.


    BTU OR BRITISH THERMAL UNIT. The quantity of heat required to raise the temperature of one pound of water by one degree Fahrenheit.


    COMPLETION. The installation of permanent equipment for the production of oil or natural gas, or in the case of a dry hole, the reporting of abandonment to the appropriate agency.

    CONDENSATE. Liquid hydrocarbons associated with the production of a primarily natural gas reserve.

    DEVELOPED ACREAGE. The number of acres that are allocated or assignable to productive wells.

    DEVELOPMENT WELL. A well drilled into a proved oil or natural gas reservoir to the depth of a stratigraphic horizon known to be productive.

    DRY HOLE. A well found to be incapable of producing hydrocarbons in sufficient quantities such that proceeds from the sale of such production exceed production expenses and taxes.

    EXPLORATORY WELL. A well drilled to find and produce oil or natural gas reserves not classified as proved, to find a new reservoir in a field previously found to be productive of oil or natural gas in another reservoir or to extend a known reservoir.

    FARM-IN OR FARM-OUT. An agreement under which the owner of a working interest in an oil or natural gas lease assigns the working interest or a portion of the working interest to another party who desires to drill on the leased acreage. Generally, the assignee is required to drill one or more wells in order to earn its interest in the acreage. The assignor usually retains a royalty or reversionary interest in the lease. The interest received by an assignee is a "farm-in" while the interest transferred by the assignor is a "farm-out."

    FEET OF PAY. The true vertical thickness of reservoir rock estimated to both contain hydrocarbons and be capable of contributing to producing rates.

    FIELD. An area consisting of a single reservoir or multiple reservoirs all grouped on or related to the same individual geological structural feature and/or stratigraphic condition.


    FRACTURE STIMULATION TECHNOLOGY. The technique of improving a well's production or injection rates by pumping a mixture of fluids into the formation and rupturing the rock, creating an artificial channel. As part of this technique, sand or other material may also be injected into the formation to prop the channel open, so that fluids or gases may more easily flow through the formation.


    GROSS ACRES OR GROSS WELLS. The total acres or wells, as the case may be, in which a working interest is owned.

    HYPERBOLIC DECLINE. The decline demonstrated by plotting production against time on a semi-log scale, in which the decline is steep over its early life and gradually flattens out over time.


    LOW PERMEABILITY. Permeability is a reference to the ability of oil and/or gas to flow through a reservoir.


    MBBLS.  One thousand barrels of crude oil or other liquid hydrocarbons.

    MCF.  One thousand cubic feet of natural gas.

    MCFE. One thousand cubic feet equivalent, determined using the ratio of six Mcf of natural gas to one Bbl of crude oil, condensate or natural gas liquids.

    MMBTU.  One million British Thermal Units.

    MMCF.  One million cubic feet of natural gas.

    MMCF/D.  Mmcf per day.

    MMCFE. One million cubic feet equivalent, determined using the ratio of six Mcf of natural gas to one Bbl of crude oil, condensate or natural gas liquids.

    MMCFE/D.  Mmcfe per day.


    MULTIPLE PRODUCING HORIZONS. A circumstance in which more than one geological horizon is either productive or potentially productive of oil and/or gas within the same wellbore.


    NET ACRES OR NET WELLS. The sum of the fractional working interest owned in gross acres or wells, as the case may be.

    NYMEX.  New York Mercantile Exchange.

    OVERRIDING ROYALTY INTEREST. An overriding royalty is a fractional interest in the gross production of oil and gas under a lease, in addition to the usual royalties paid to the lessor, free of any expense for exploration, drilling, development, operating, marketing and other costs incident to the production and sale of oil and gas produced from the lease. It is an interest carved out of the lessee's working interest, as distinguished from the owner's reserved royalty interest.


    PRIMARY OR SECONDARY RESERVE OPPORTUNITIES. Estimated recoverable oil and/or gas reserves in all potentially productive geological horizons within a prospect.


    PRODUCING WELL, PRODUCTION WELL OR PRODUCTIVE WELL. A well that is found to be capable of producing hydrocarbons in sufficient quantities such that proceeds from the sale of the well's production exceed production related expenses and taxes.

    PROPERTIES. All natural gas and oil wells, production and related equipment and facilities and all natural gas, oil or other mineral fee, leasehold and related interests owned or controlled, either directly or indirectly, by Matador.

    PROSPECT. A specific geographic area which, based on supporting geological, geophysical or other data and also preliminary economic analysis using reasonably anticipated prices and costs, is considered to have potential for the discovery of commercial hydrocarbons.

    PROVED DEVELOPED NON-PRODUCING (BEHIND-THE-PIPE). Hydrocarbons in a potentially producing horizon penetrated by a wellbore, the production of which has been postponed pending the production of hydrocarbons from another formation penetrated by the wellbore. The hydrocarbons are classified as proved but non-producing reserves.

    PROVED DEVELOPED PRODUCING. Proved developed producing reserves are proved developed reserves that are currently capable of producing in commercial quantities.

    PROVED DEVELOPED RESERVES. The meaning of the term "proved developed reserves" is defined as "proved developed oil and gas reserves" in the reserve report included as Appendix A to this prospectus.

    PROVED RESERVES. The meaning of the term "proved reserves" is defined as "proved oil and gas reserves" in the reserve report included as Appendix A to this prospectus.

    PROVED UNDEVELOPED RESERVES (OR PUD). The meaning of the term "proved undeveloped reserves" or "PUD" is defined in the reserve report included as Appendix A to this prospectus.

    PV-10. The PV-10, or present value of proved reserves, is an estimate of the discounted future net cash flows from each of the properties at a specified date. Net cash flow is defined as net revenues less, after deducting production and ad valorem taxes, future capital costs and operating expenses, but before deducting federal income taxes. As required by rules of the SEC, the future net cash flows have been discounted at an annual rate of 10% to determine their "present value." The present value is shown to indicate the effect of time on the value of the revenue stream and should not be construed as being the fair market value of the properties. According to SEC rules, estimates have been made using constant oil and natural gas prices and operating costs, based on prices and costs as of the same specified date.


    RECOMPLETION. Completing in the same wellbore to reach a new reservoir after production from the original reservoir has been abandoned.



    REMEDIAL WORKOVER EXPENSE. Expenses related to the repair, reconditioning, stimulation or other measures necessary to restore or enhance production from an existing producing zone.



    REPEATABILITY. The potential ability to drill multiple wells within a prospect or trend.



    RESERVE LIFE INDEX. The estimated productive life of a proved reservoir based upon the economic limit of the reservoir producing hydrocarbons in paying quantities assuming certain price and cost parameters. For purposes of this prospectus, reserve life is calculated by dividing the total proved reserves for the reservoir by production volumes from the reservoir for the previous
12 months.


    RESERVOIR. A porous and permeable underground formation containing a natural accumulation of producible oil and/or natural gas that is confined by impermeable rock or water barriers and is individual and separate from other reservoirs.


    RESERVE REPLACEMENT COST. With respect to proved reserves, an average calculated by dividing total incurred acquisition, exploration and development costs (exclusive of future development costs and deferred taxes) by net reserves added from all sources during the period.


    ROYALTY INTEREST. An interest in an oil and natural gas lease that gives the owner of the interest the right to receive a portion of the production from the leased acreage (or of the proceeds of the sale thereof), but generally does not require the owner to pay any portion of the costs of drilling or operating the wells on the leased acreage. Royalties may be either landowner's royalties, which are reserved by the owner of the leased acreage at the time the lease is granted, or overriding royalties, which are usually reserved by an owner of the leasehold in connection with a transfer to a subsequent owner.


    SECONDARY PRODUCING ZONE. A geological horizon that is believed to be productive of oil and/or gas which was not the primary geological target of a particular well and that is either completed concurrently with the primary productive zone, or is or may be completed into at a later date.


    SINGLE WELLBORE.  The hole made by a well.

    STACKED, BLANKET SANDSTONES. A geological phenomenon in which multiple layers of sandstone are deposited in a relatively uniform fashion over a large geographical area.



    STACKED RESERVOIR. A geological phenomenon in which multiple layers of distinct and potentially productive horizons occur in the subsurface.



    STANDARDIZED MEASURE. Under the Standardized Measure, future cash flows are estimated by applying year-end prices, adjusted for fixed and determinable escalations, to the estimated future production of year-end proved reserves. Future cash inflows are reduced by estimated future production and development costs based on period-end costs to determine pre-tax cash inflows. Future income taxes are computed by applying the statutory tax rate to the excess of pre-tax cash inflows over our tax basis in the associated properties. Tax credits, net operating loss carryforwards, and permanent differences are also considered in the future tax calculation. Future net cash inflows after income taxes are discounted using a 10% annual discount rate to arrive at the Standardized Measure.



    2-D SEISMIC. The method by which a cross-section of the earth's subsurface is created through the interpretation of reflecting seismic data collected along a single source profile.



    3-D SEISMIC. The method by which a three dimensional image of the earth's subsurface is created through the interpretation of reflection seismic data collected over a surface grid. 3-D seismic surveys allow for a more detailed understanding of the subsurface than do 2-D seismic surveys and contribute significantly to field appraisal, exploitation and production.


    TREND. A region of oil and/or natural gas production, the geographic limits of which have not been fully defined, containing geological characteristics that have been ascertained through supporting geological, geophysical or other data to contain the potential for oil and/or natural gas reserves in a particular formation or series of formations.

    UNDEVELOPED ACREAGE. Lease acreage on which wells have not been drilled or completed to a point that would permit the production of commercial quantities of oil and natural gas, regardless of whether such acreage contains proved reserves. Undeveloped acreage is usually considered to be all acreage that is not allocated or assignable to productive wells.


    VISUALIZATION. An exploration technique in which the size and shape of subsurface features are mapped and analyzed based upon information derived from well logs, seismic data and other well information.



    VOLUMETRIC RESERVE ANALYSIS. A technique used to estimate the amount of recoverable oil and gas. It involves calculating the volume of reservoir rock and adjusting that volume for the rock porosity, hydrocarbon saturation, formation volume factor, and recovery factor.


    WORKING INTEREST. The operating interest that gives the owner the right to drill, produce and conduct operating activities on the property and receive a share of production.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS


                                                                PAGE
                                                              --------
Report of Independent Public Accountants....................    F-2

Consolidated Financial Statements

  Consolidated Balance Sheets as of December 31, 1999 and
  2000, and June 30, 2001 (unaudited).......................    F-3

  Consolidated Statements of Operations for the Years Ended
  December 31, 1998, 1999 and 2000, and the six months ended
  June 30, 2000 (unaudited) and 2001 (unaudited)............    F-4

  Consolidated Statements of Changes in Shareholders' Equity
  for the Years Ended December 31, 1998, 1999 and 2000, and
  the six months ended June 30, 2001 (unaudited)............    F-5

  Consolidated Statements of Cash Flows for the Years Ended
  December 31, 1998, 1999 and 2000, and the six months ended
  June 30, 2000 (unaudited) and 2001 (unaudited)............    F-6

  Notes to Consolidated Financial Statements (unaudited with
  respect to the six months ended June 30, 2000 and 2001)...    F-7

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Shareholders and Board of Directors of Matador Petroleum Corporation and Subsidiaries:

We have audited the accompanying consolidated balance sheets of Matador Petroleum Corporation (a Texas corporation) and subsidiaries as of December 31, 2000 and 1999, and the related consolidated statements of operations, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Matador Petroleum Corporation and subsidiaries as of December 31, 2000 and 1999, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2000, in conformity with accounting principles generally accepted in the United States.

                                                     ARTHUR ANDERSEN LLP

Dallas, Texas
January 31, 2001 (except
with respect to the
matter discussed in
Note 11, as to which the
date is May 8, 2001).

                 MATADOR PETROLEUM CORPORATION AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS


                                                                  AS OF DECEMBER 31,        AS OF JUNE 30,
                                                              ---------------------------   --------------
                                                                  1999           2000            2001
                                                              ------------   ------------   --------------
                                                                                             (UNAUDITED)
                                                  ASSETS
CURRENT ASSETS:
  Cash and cash equivalents.................................  $  1,259,104   $  1,325,754    $    656,551
  Accounts receivable:
    Oil and natural gas revenues............................     3,420,524      8,938,444       8,303,206
    Joint interest billings.................................     1,513,534      1,895,582       6,143,894
    Other...................................................       150,634        161,048          19,305
  Prepaid expenses and other................................       199,829        226,681         587,260
                                                              ------------   ------------    ------------
      Total current assets..................................     6,543,625     12,547,509      15,710,216
                                                              ------------   ------------    ------------
PROPERTY AND EQUIPMENT:
  Oil and natural gas properties, at cost, using the full
    cost method of accounting...............................   109,093,284    146,055,641     173,375,345
  Unevaluated property costs................................     7,678,880     14,760,462      16,184,852
  Other property and equipment..............................     1,713,865      2,381,344       2,544,779
    Less accumulated depreciation, depletion and
      amortization..........................................   (38,056,452)   (48,217,400)    (55,878,800)
                                                              ------------   ------------    ------------
      Total property and equipment, net.....................    80,429,577    114,980,047     136,226,176
                                                              ------------   ------------    ------------
OTHER ASSETS, NET...........................................       247,066        270,455         329,905
                                                              ------------   ------------    ------------
      Total assets..........................................  $ 87,220,268   $127,798,011    $152,266,297
                                                              ============   ============    ============

                                   LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
  Accounts payable..........................................  $  3,974,771   $  7,304,520    $ 10,461,114
  Revenues payable..........................................       947,948      1,543,625       3,366,476
  Drilling advances.........................................       658,482      1,007,074         350,500
  Accrued interest..........................................        91,132        254,929         148,595
  Joint interest billing credits payable....................         7,701         10,377          93,668
                                                              ------------   ------------    ------------
      Total current liabilities.............................     5,680,034     10,120,525      14,420,353
                                                              ------------   ------------    ------------
NONCURRENT LIABILITIES:
  Notes payable.............................................    37,770,000     58,380,000      59,980,000
  Deferred income taxes.....................................     4,960,543     12,674,704      18,499,479
  Other long-term liabilities...............................       509,782             --              --
                                                              ------------   ------------    ------------
      Total noncurrent liabilities..........................    43,240,325     71,054,704      78,479,479
                                                              ------------   ------------    ------------
      Total liabilities.....................................    48,920,359     81,175,229      92,899,832
                                                              ------------   ------------    ------------
COMMITMENTS AND CONTINGENCIES (NOTE 12)
PREFERRED STOCK (NOTE 10)
  Convertible, Series A $.10 par value, liquidation
    preference and redemption amount of $7,000,020;
    2,000,000 shares authorized; 388,890, 0 and 0 shares,
    issued and outstanding at December 31, 1999 and 2000 and
    June 30, 2001...........................................     6,616,327             --              --
PUTTABLE COMMON STOCK (NOTE 11).............................
  Put amount of $22,000,000.................................    22,000,000             --              --
                                                              ------------   ------------    ------------
      Total preferred and puttable common stock.............    28,616,327             --              --
                                                              ------------   ------------    ------------
SHAREHOLDERS' EQUITY:
  Common stock, $.10 par value; 100,000,000 shares
    authorized; 10,684,449, 13,021,989 and 13,021,989 shares
    issued, at December 31, 1999 and 2000 and June 30,
    2001....................................................     1,068,445      1,302,199       1,302,199
  Additional paid-in capital................................    15,597,852     43,911,249      45,866,487
  Retained earnings (deficit)...............................    (6,982,715)     6,323,382      18,254,450
  Treasury stock at cost, 0, 614,256 and 602,820 shares at
    December 31, 1999 and 2000 and June 30, 2001............            --     (4,914,048)     (4,814,320)
  Deferred compensation (Note 7)............................            --             --      (1,242,351)
                                                              ------------   ------------    ------------
      Total shareholders' equity............................     9,683,582     46,622,782      59,366,465
                                                              ------------   ------------    ------------
      Total liabilities and shareholders' equity............  $ 87,220,268   $127,798,011    $152,266,297
                                                              ============   ============    ============


  The accompanying notes are an integral part of these consolidated financial statements.

                 MATADOR PETROLEUM CORPORATION AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF OPERATIONS


                                                                                      FOR THE SIX MONTHS
                                             FOR THE YEAR ENDED DECEMBER 31,            ENDED JUNE 30,
                                         ---------------------------------------   -------------------------
                                            1998          1999          2000          2000          2001
                                         -----------   -----------   -----------   -----------   -----------
                                                                                          (UNAUDITED)
REVENUES:
  Natural gas revenues.................  $ 9,140,118   $13,074,181   $32,097,165   $11,430,823   $28,319,041
  Oil revenues.........................    6,904,539    10,581,576    16,727,148     7,659,516    10,647,747
                                         -----------   -----------   -----------   -----------   -----------
    Total revenues.....................   16,044,657    23,655,757    48,824,313    19,090,339    38,966,788
                                         -----------   -----------   -----------   -----------   -----------
OPERATING COSTS AND EXPENSES:
  Lease operating expense..............    3,555,020     4,034,438     5,019,205     2,322,712     4,247,903
  Production taxes.....................    1,436,626     1,987,222     3,868,685     1,536,754     2,942,875
  Depreciation, depletion and
    amortization.......................    7,525,051     7,756,700    10,179,365     4,871,200     7,661,400
  Oil and natural gas property
    impairment.........................    4,545,455            --            --            --            --
  General and administrative...........    3,048,840     3,233,361     3,874,839     1,675,854     3,452,926
                                         -----------   -----------   -----------   -----------   -----------
    Total operating costs and
      expenses.........................   20,110,992    17,011,721    22,942,094    10,406,520    18,305,104
                                         -----------   -----------   -----------   -----------   -----------
OPERATING INCOME (LOSS)................   (4,066,335)    6,644,036    25,882,219     8,683,819    20,661,684

OTHER INCOME (EXPENSE):
  Interest expense, net................   (1,966,379)   (2,646,145)   (3,675,432)   (1,628,621)   (1,887,491)
  Interest and other income............       21,974        27,958       100,952        54,409        57,666
                                         -----------   -----------   -----------   -----------   -----------
    Total other income (expense).......   (1,944,405)   (2,618,187)   (3,574,480)   (1,574,212)   (1,829,825)
                                         -----------   -----------   -----------   -----------   -----------
    Income (loss) before income
      taxes............................   (6,010,740)    4,025,849    22,307,739     7,109,607    18,831,859

INCOME TAX (PROVISION) BENEFIT:
  Current..............................           --            --      (212,715)           --      (807,125)
  Deferred.............................    1,813,155    (1,520,800)   (7,586,436)   (2,486,000)   (5,824,775)
                                         -----------   -----------   -----------   -----------   -----------
    Net income (loss)..................  $(4,197,585)  $ 2,505,049   $14,508,588   $ 4,623,607   $12,199,959
                                         -----------   -----------   -----------   -----------   -----------
    Accretion of puttable common stock
      (Note 11) and preferred stock
      dividends (Note 10)..............    5,056,237       106,711       773,409        83,611            --
                                         -----------   -----------   -----------   -----------   -----------
    Net income (loss) available to
      common shareholders..............  $(9,253,822)  $ 2,398,338   $13,735,179   $ 4,539,996   $12,199,959
                                         ===========   ===========   ===========   ===========   ===========
INCOME (LOSS) PER COMMON SHARE
  (NOTE 6):
Basic..................................  $     (1.04)  $      0.24   $      1.28   $      0.42   $      0.98
Diluted................................  $     (1.04)  $      0.20   $      1.10   $      0.35   $      0.91

WEIGHTED AVERAGE NUMBER OF COMMON
  SHARES USED IN COMPUTATION:
Basic..................................    8,917,254     9,891,972    10,727,622    10,685,112    12,414,285
Diluted................................    8,917,254    12,257,465    13,177,917    13,173,906    13,351,944
Cash dividends per share of common
  stock................................  $     0.033   $     0.033   $     0.040   $     0.020   $     0.024


  The accompanying notes are an integral part of these consolidated financial statements.

                 MATADOR PETROLEUM CORPORATION AND SUBSIDIARIES
           CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY


                                          COMMON STOCK         ADDITIONAL                     RETAINED         TREASURY STOCK
                                     -----------------------     PAID-IN       DEFERRED       EARNINGS     ----------------------
                                       SHARES       AMOUNT       CAPITAL     COMPENSATION     (DEFICIT)     SHARES      AMOUNT
                                     ----------   ----------   -----------   -------------   -----------   --------   -----------
Balance, December 31, 1997.........     833,894   $   83,389   $ 7,420,660    $        --    $   470,757         --   $        --
Adjustments to reflect:
  100% stock dividend declared
    October 1, 1999 (Note 11)......     833,894       83,389       (83,389)            --             --         --            --
  Three-for-one stock split to be
    effective July 1, 2001
    (Note 11)......................   3,335,576      333,558      (333,558)            --             --         --            --
                                     ----------   ----------   -----------    -----------    -----------   --------   -----------
Adjusted Balance, December 31,
  1997.............................   5,003,364      500,336     7,003,713             --        470,757         --            --
                                     ----------   ----------   -----------    -----------    -----------   --------   -----------
Comprehensive income (loss):
  Net loss.........................          --           --            --             --     (4,197,585)        --            --
  Changes in unrealized gain (loss)
    on marketable securities.......          --           --            --             --             --         --            --
Total comprehensive income
  (loss)...........................
Issuance of puttable common stock
  for oil and natural gas
  properties (Note 3 & 11).........   4,020,000      402,000      (402,000)            --             --         --            --
Issuances of common stock for oil
  and gas properties (Note 3)......     404,166       40,417     2,345,510             --             --         --            --
Issuance of common stock under
  employee benefit plans...........      18,600        1,860        61,390             --             --         --            --
Accretion of puttable common stock
  (Note 11)........................          --           --            --             --     (4,991,066)        --            --
Common stock dividends.............          --           --            --             --       (271,019)        --            --
Preferred stock dividends..........          --           --            --             --        (65,171)        --            --
                                     ----------   ----------   -----------    -----------    -----------   --------   -----------
Balance, December 31, 1998.........   9,446,130      944,613     9,008,613             --     (9,054,084)        --            --
                                     ----------   ----------   -----------    -----------    -----------   --------   -----------
Comprehensive income (loss):
  Net income.......................          --           --            --             --      2,505,049         --            --
  Changes in unrealized gain (loss)
    on marketable securities.......          --           --            --             --             --         --            --
Total comprehensive income
  (loss)...........................
Issuance of common stock for oil
  and natural gas properties.......       2,784          278        15,034             --             --         --            --
Issuance of common stock under
  employee benefit plans...........      37,275        3,728       170,584             --             --         --            --
Issuance of common stock in private
  offerings........................   1,183,260      118,326     6,322,621             --             --         --            --
Other issuances of common stock....      15,000        1,500        81,000             --             --         --            --
Accretion of puttable common stock
  (Note 11)........................          --           --            --             --        (28,934)        --            --
Common stock dividends.............          --           --            --             --       (326,969)        --            --
Preferred stock dividends..........          --           --            --             --        (77,777)        --            --
                                     ----------   ----------   -----------    -----------    -----------   --------   -----------
Balance, December 31, 1999.........  10,684,449    1,068,445    15,597,852             --     (6,982,715)        --            --
                                     ----------   ----------   -----------    -----------    -----------   --------   -----------
Comprehensive income (loss):
  Net income.......................          --           --            --             --     14,508,588         --            --
Total comprehensive income
  (loss)...........................
Expiration of put on common stock
  (Note 11)........................          --           --    22,000,000             --             --         --            --
Issuance of common stock under
  employee benefit plans...........       4,200          420        19,273             --             --         --            --
Conversion of preferred stock
  (Note 10)........................   2,333,340      233,334     6,382,993             --             --         --            --
Purchase of treasury stock
  (Note 11)........................          --           --            --             --             --   (666,669)   (5,333,352)
Issuance of treasury stock
  (Note 11)........................          --           --       (88,869)            --             --     52,413       419,304
Common stock dividends.............          --           --            --             --       (409,638)        --            --
Preferred stock dividends..........          --           --            --             --       (792,853)        --            --
                                     ----------   ----------   -----------    -----------    -----------   --------   -----------
Balance, December 31, 2000.........  13,021,989    1,302,199    43,911,249             --      6,323,382   (614,256)   (4,914,048)
                                     ----------   ----------   -----------    -----------    -----------   --------   -----------
Comprehensive income (loss)
  (unaudited):
Net income (unaudited).............          --           --            --             --     12,199,959         --            --
Total comprehensive income (loss)
  (unaudited)......................
Paid-in capital stock options
  (unaudited) (Note 7).............          --           --     2,003,360     (2,003,360)            --         --            --
Amortization of deferred
  compensation (unaudited)
  (Note 7).........................          --           --            --        761,009             --         --            --
Issuance of treasury stock
  (unaudited)......................          --           --       (48,122)            --             --     15,786       126,288
Purchase of treasury stock
  (unaudited)......................          --           --            --             --             --     (4,350)      (26,560)
Common stock dividends
  (unaudited)......................          --           --            --             --       (268,891)        --            --
                                     ----------   ----------   -----------    -----------    -----------   --------   -----------
Balance, June 30, 2001
  (unaudited)......................  13,021,989   $1,302,199   $45,866,487    $(1,242,351)   $18,254,450   (602,820)  $(4,814,320)
                                     ==========   ==========   ===========    ===========    ===========   ========   ===========

                                      ACCUMULATED
                                         OTHER            TOTAL
                                     COMPREHENSIVE    SHAREHOLDERS'
                                     INCOME (LOSS)       EQUITY
                                     --------------   -------------
Balance, December 31, 1997.........     $23,979        $ 7,998,785
Adjustments to reflect:
  100% stock dividend declared
    October 1, 1999 (Note 11)......          --                 --
  Three-for-one stock split to be
    effective July 1, 2001
    (Note 11)......................          --                 --
                                        -------        -----------
Adjusted Balance, December 31,
  1997.............................      23,979          7,998,785
                                        -------        -----------
Comprehensive income (loss):
  Net loss.........................          --         (4,197,585)
  Changes in unrealized gain (loss)
    on marketable securities.......     (16,348)           (16,348)
                                        -------        -----------
Total comprehensive income
  (loss)...........................                     (4,213,933)
Issuance of puttable common stock
  for oil and natural gas
  properties (Note 3 & 11).........          --                 --
Issuances of common stock for oil
  and gas properties (Note 3)......          --          2,385,927
Issuance of common stock under
  employee benefit plans...........          --             63,250
Accretion of puttable common stock
  (Note 11)........................          --         (4,991,066)
Common stock dividends.............          --           (271,019)
Preferred stock dividends..........          --            (65,171)
                                        -------        -----------
Balance, December 31, 1998.........       7,631            906,773
                                        -------        -----------
Comprehensive income (loss):
  Net income.......................          --          2,505,049
  Changes in unrealized gain (loss)
    on marketable securities.......      (7,631)            (7,631)
                                        -------        -----------
Total comprehensive income
  (loss)...........................                      2,497,418
Issuance of common stock for oil
  and natural gas properties.......          --             15,312
Issuance of common stock under
  employee benefit plans...........          --            174,312
Issuance of common stock in private
  offerings........................          --          6,440,947
Other issuances of common stock....          --             82,500
Accretion of puttable common stock
  (Note 11)........................          --            (28,934)
Common stock dividends.............          --           (326,969)
Preferred stock dividends..........          --            (77,777)
                                        -------        -----------
Balance, December 31, 1999.........          --          9,683,582
                                        -------        -----------
Comprehensive income (loss):
  Net income.......................          --         14,508,588
                                        -------        -----------
Total comprehensive income
  (loss)...........................                     14,508,588
Expiration of put on common stock
  (Note 11)........................          --         22,000,000
Issuance of common stock under
  employee benefit plans...........          --             19,693
Conversion of preferred stock
  (Note 10)........................          --          6,616,327
Purchase of treasury stock
  (Note 11)........................          --         (5,333,352)
Issuance of treasury stock
  (Note 11)........................          --            330,435
Common stock dividends.............          --           (409,638)
Preferred stock dividends..........          --           (792,853)
                                        -------        -----------
Balance, December 31, 2000.........          --         46,622,782
                                        -------        -----------
Comprehensive income (loss)
  (unaudited):
Net income (unaudited).............          --         12,199,959
                                        -------        -----------
Total comprehensive income (loss)
  (unaudited)......................                     12,199,959
Paid-in capital stock options
  (unaudited) (Note 7).............          --                 --
Amortization of deferred
  compensation (unaudited)
  (Note 7).........................          --            761,009
Issuance of treasury stock
  (unaudited)......................          --             78,166
Purchase of treasury stock
  (unaudited)......................          --            (26,560)
Common stock dividends
  (unaudited)......................          --           (268,891)
                                        -------        -----------
Balance, June 30, 2001
  (unaudited)......................     $    --        $59,366,465
                                        =======        ===========


  The accompanying notes are an integral part of these consolidated financial statements.

                 MATADOR PETROLEUM CORPORATION AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS


                                                                                                           FOR THE SIX MONTHS
                                                                  FOR THE YEAR ENDED DECEMBER 31,            ENDED JUNE 30,
                                                              ---------------------------------------   -------------------------
                                                                 1998          1999          2000          2000          2001
                                                              -----------   -----------   -----------   -----------   -----------
                                                                                                               (UNAUDITED)
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income (loss).........................................  $(4,197,585)  $ 2,505,049   $14,508,588   $ 4,623,607   $12,199,959
  Adjustments to reconcile net income (loss) to net cash
    provided by operating activities:
    Depreciation, depletion and amortization................    7,525,051     7,756,700    10,179,365     4,871,200     7,661,400
    Oil and natural gas property impairment.................    4,545,455            --            --            --            --
    Deferred income tax provision (benefit).................   (1,813,155)    1,520,800     7,586,436     2,486,000     5,824,775
    Non cash stock based compensation.......................           --       118,916       245,810            --       761,009
    Other...................................................       38,484        32,792       203,377        18,000        25,000
    Change in operating assets and liabilities:
      (Increase) decrease in accounts receivable............      572,738    (2,500,154)   (5,910,382)   (1,454,441)   (3,471,331)
      (Increase) in prepaid expenses and other..............     (220,259)     (123,796)      (94,110)     (195,220)     (445,029)
      Increase in accounts and revenues payable.............      859,649     1,457,589     3,925,426       648,249     4,979,445
      Increase (decrease) in other current liabilities......     (234,648)      363,575       515,065      (442,475)     (679,617)
      Increase (decrease) in other long-term liabilities....      240,000        57,282      (509,782)           --            --
                                                              -----------   -----------   -----------   -----------   -----------
      Net cash provided by operating activities.............    7,315,730    11,188,753    30,649,793    10,554,920    26,855,611
                                                              -----------   -----------   -----------   -----------   -----------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Oil and natural gas property capital expenditures.........  (15,944,629)  (14,430,659)  (38,549,178)  (24,947,908)  (28,795,094)
  Oil and natural gas property acquisitions.................   (7,774,170)   (1,087,877)   (6,375,320)     (257,620)           --
  Other property and equipment capital expenditures.........     (455,988)     (148,634)     (717,679)     (486,568)     (163,435)
  Proceeds from sale of oil and natural gas properties......       32,214       148,292       880,559       701,756        51,000
  Proceeds from sale of other property and equipment........        9,191            --            --            --            --
  Decrease in marketable securities.........................        7,125        15,000            --            --            --
                                                              -----------   -----------   -----------   -----------   -----------
      Net cash used in investing activities.................  (24,126,257)  (15,503,878)  (44,761,618)  (24,990,340)  (28,907,529)
                                                              -----------   -----------   -----------   -----------   -----------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Principal payments on notes payable.......................   (9,247,500)  (17,044,800)  (19,840,000)   (6,890,000)  (13,500,000)
  Net proceeds from borrowings..............................   26,047,500    14,934,800    40,450,000    20,500,000    15,100,000
  Payments of dividends.....................................     (336,191)     (404,748)   (1,202,491)     (298,950)     (268,891)
  Issuances of common stock.................................       61,050     6,578,844       104,318         3,273        78,166
  Purchase of treasury stock................................           --            --    (5,333,352)           --       (26,560)
                                                              -----------   -----------   -----------   -----------   -----------
      Net cash provided by financing activities.............   16,524,859     4,064,096    14,178,475    13,314,323     1,382,715
                                                              -----------   -----------   -----------   -----------   -----------
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS........     (285,668)     (251,029)       66,650    (1,121,097)     (669,203)

CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD............    1,795,801     1,510,133     1,259,104     1,259,104     1,325,754
                                                              -----------   -----------   -----------   -----------   -----------
CASH AND CASH EQUIVALENTS AT END OF PERIOD..................  $ 1,510,133   $ 1,259,104   $ 1,325,754   $   138,007   $   656,551
                                                              ===========   ===========   ===========   ===========   ===========
Supplemental disclosures of cash flow information:
  Cash paid during the period for:
    Interest................................................  $ 2,133,698   $ 2,929,969   $ 3,675,432   $ 1,346,703   $ 2,154,140
    Income taxes............................................           --            --       112,715            --       807,125
  Non cash transactions during the period for:
    Value of oil and natural gas properties purchased for
     common stock...........................................  $23,178,688   $    15,312   $        --   $        --   $        --
    Stock issued to retirement plan.........................           --       118,916       245,810            --            --


  The accompanying notes are an integral part of these consolidated financial statements.

                 MATADOR PETROLEUM CORPORATION AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


    (UNAUDITED WITH RESPECT TO THE SIX MONTHS ENDED JUNE 30, 2000 AND 2001)


1.  ORGANIZATION:

    Matador Petroleum Corporation (the "Company"), a Texas corporation, engages in the exploration, development and production of oil and natural gas reserves in the United States. The Company's operations are located primarily in the East Texas Basin and the Permian Basin of West Texas and Southeastern New Mexico.


    Beginning in 1983, Company Chairman and CEO, Joseph Wm. Foran, founded a series of drilling partnerships and affiliated companies for the purpose of investing in oil and gas properties. Foran Oil Company served as the operating company for purposes of drilling and producing the wells that these partnerships and affiliated companies owned. The partnerships and affiliated companies were rolled-up in 1988 to form Matador Petroleum Corporation, with Foran Oil Company changing its name to Matador Operating Company. Matador Petroleum Corporation held the primary assets of the Company while its now wholly-owned subsidiary, Matador Operating Company, served as the operating company.



    In connection with the acquisition of certain oil and natural gas properties from Union Oil Company of California ("Unocal") (see Note 3), the Company completed a merger wherein Matador E&P Company, formerly Matador Petroleum Corporation and herein referred to as the "Predecessor," became a wholly owned subsidiary of the Company on January 20, 1998. The consolidated financial statements for the year ended December 31, 1998 included the results of operations of the Predecessor for the period in 1998 prior to completion of the merger.


2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

PRINCIPLES OF CONSOLIDATION


    The consolidated financial statements include the accounts of Matador Petroleum Corporation and its two wholly owned subsidiaries, Matador E&P Company, and NZX Corporation. Matador E&P Company includes four wholly owned subsidiaries, Matador Operating Company, Matador Royalty Corporation, Serenity Petroleum, Inc. and Pilot Production Company. All intercompany balances and transactions have been eliminated in consolidation.


CASH AND CASH EQUIVALENTS

    The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents.

PROPERTY AND EQUIPMENT


    The Company follows the full cost method of accounting for oil and natural gas properties. Accordingly, all costs associated with the acquisition, exploration and development of oil and natural gas reserves are capitalized as incurred. Internal costs are capitalized only to the extent they are directly related to acquisition, exploration or development activities and do not include any costs related to production, selling or general corporate administrative activities. If the net capitalized costs of evaluated oil and natural gas properties less related deferred income taxes exceed the estimated present value of after-tax future net cash flows from proved oil and natural gas reserves, discounted at 10%, such excess is charged to operations as an oil and natural gas property impairment. An impairment of approximately $4.5 million (approximately $3.0 million, net of related tax benefit) of net capitalized costs due to the full cost limitation was recorded in 1998.

                 MATADOR PETROLEUM CORPORATION AND SUBSIDIARIES

    (UNAUDITED WITH RESPECT TO THE SIX MONTHS ENDED JUNE 30, 2000 AND 2001)


2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES: (CONTINUED)

    No impairment of net capitalized costs due to the full cost limitation was necessary in 1999, 2000 or in the first six months of 2001.


    The changes in our unevaluated property costs are shown below:


                                                    AS OF DECEMBER 31,
                                          --------------------------------------
                                             1998          1999         2000
                                          -----------   ----------   -----------
Beginning balance.......................  $ 2,695,725   $3,621,863   $ 7,678,881
  Acquisitions..........................    2,000,000           --            --
  Exploration...........................    1,401,801      628,139     2,841,520
  Development...........................           --    3,848,524     9,329,661
  Interest..............................      101,298       67,221       330,776
                                          -----------   ----------   -----------
Total additions to unevaluated
  properties............................  $ 6,198,824   $8,165,747   $20,180,838
                                          ===========   ==========   ===========

Reclasses to full cost pool.............   (2,576,961)    (486,866)   (5,420,376)
                                          -----------   ----------   -----------
Total unevaluated property costs........  $ 3,621,863   $7,678,881   $14,760,462
                                          ===========   ==========   ===========



    Of the $14,760,462 balance of unevaluated property costs as of December 31, 2000, $2,132,645, $239,562 and $12,210,570 were incurred in 1998, 1999 and 2000, respectively. The remaining $177,685 was incurred prior to 1998.



    Capitalized costs of oil and natural gas properties, including the estimated future costs to develop proved reserves, are amortized on the unit-of-production method based upon production and estimates of proved reserve quantities. Depreciation, depletion and amortization ("DD&A") per Mcfe was $0.91 (excluding the effect of the oil and natural gas property impairment described above) in 1998, $0.81 in 1999 and $0.87 in 2000. Unevaluated property costs are excluded from the amortization base used to determine DD&A. Unevaluated properties are assessed for impairment on an annual basis or more often if deemed necessary based upon changes in operating or economic conditions. Upon impairment, the costs of the unevaluated properties are immediately included in the amortization base. Exploratory dry hole costs are included in the amortization base immediately upon determination that the well is not productive. Geological and geophysical costs not associated with a specific unevaluated property are included in the amortization base as incurred.



    Sales of oil and natural gas properties, except for those held for resale, are accounted for as adjustments to net capitalized costs with no gain or loss recognized, unless such adjustments would significantly alter the relationship between net capitalized costs and proved reserves of oil and natural gas. All costs relating to production activities and maintenance and repairs are charged to expense when incurred. Significant workovers that increase the properties' reserves are capitalized.


CAPITALIZED INTEREST


    Pursuant to Statement of Financial Accounting Standards ("SFAS") No. 34, "Capitalization of Interest Costs," interest is capitalized on assets, during work in process, that have been excluded from the amortization base. Capitalized interest expense was $101,298, $67,221 and $330,776 for the years

                 MATADOR PETROLEUM CORPORATION AND SUBSIDIARIES

    (UNAUDITED WITH RESPECT TO THE SIX MONTHS ENDED JUNE 30, 2000 AND 2001)


2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES: (CONTINUED)

ended December 31, 1998, 1999 and 2000, respectively and $141,629 and $185,316 for the six months ended June 30, 2000 and 2001.


REVENUE RECOGNITION


    Revenues are generally recognized from properties as oil and natural gas is produced and sold net of royalties. Revenues from natural gas production are generally recorded using the sales method, net of royalties. Under this method, revenue is recognized based on the cash received rather than the proportionate share of natural gas produced. Natural gas imbalances at December 31, 1999 and 2000 and June 30, 2001 were insignificant.


    The Company has no allowance for doubtful accounts related to its trade accounts receivable for any period.

EARNINGS PER SHARE

    Pursuant to SFAS No. 128, "Earnings Per Share," basic earnings per share is computed based upon the weighted average number of common shares outstanding during the periods. Diluted earnings per share is computed based upon the weighted average number of common shares outstanding plus the assumed issuance of common shares for all potentially dilutive securities. See Note 6 for a reconciliation of the basic and diluted earnings per share computations.


    On October 1, 1999, the Company declared a two-for-one stock split in the form of a 100% stock dividend on the Company's common stock. On July 1, 2001, the Company declared a three-for-one stock split related to the Company's common stock. All common share and per common share amounts in the accompanying consolidated financial statements and notes have been restated to retroactively effect the 100% stock dividend declared in 1999 and the three-for-one stock split declared on July 1, 2001.


NEW ACCOUNTING PRONOUNCEMENTS

    In June 1997, the Financial Accounting Standards Board ("FASB") issued
SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information." This statement requires the reporting of expanded information of a company's operating segments and expands the definition of what constitutes an entity's operating segments. This statement did not have an impact on the Company's disclosure as the Company has only one reportable operating segment as defined by SFAS No. 131.


    During 1998, the Company adopted SFAS No. 130, "Reporting Comprehensive Income," which established standards for the reporting and display of comprehensive income and its components in general purpose financial statements. Comprehensive income includes, but is not limited to, net income and unrealized gains on marketable securities. At December 31, 1998 and 1999, the only difference between net income and other comprehensive income was the unrealized loss on marketable securities. As of December 31, 2000 and June 30, 2001, there were no differences between net income and other comprehensive income.

                 MATADOR PETROLEUM CORPORATION AND SUBSIDIARIES

    (UNAUDITED WITH RESPECT TO THE SIX MONTHS ENDED JUNE 30, 2000 AND 2001)


2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES: (CONTINUED)

    Effective January 1, 2001, the Company adopted SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." SFAS No. 133, as amended, requires the Company to recognize all derivative instruments (including certain derivative instruments embedded in other contracts) on the balance sheet as either an asset or a liability measured at fair value. At December 31, 2000 and June 30, 2001, the Company had not entered into any contracts or utilized any derivative instruments that meet the criteria as defined in this pronouncement.


MANAGEMENT'S USE OF ESTIMATES

    The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities. These estimates and assumptions may also affect disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

    The Company's consolidated financial statements are based on a number of significant estimates including oil and natural gas reserve quantities that are the basis for the calculations of depletion and impairment of oil and natural gas properties. The Company's reserve estimates, which are inherently imprecise, are determined by independent outside petroleum engineers.

RISK AND UNCERTAINTIES


    Historically, the market for oil and natural gas has experienced significant price fluctuations. Prices are impacted by supply and demand, seasonal variations and other factors. Increases or decreases in prices received could have a significant impact on the Company's future results of operations, financial position, and the Company's allowed borrowing base under its credit facility, which was $60.0 million at December 31, 2000 and $75.0 million at June 30, 2001 (see Note 4).


CONCENTRATIONS OF CREDIT RISK

    Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of trade accounts receivable. Management believes that the credit risk posed by this concentration is offset by the creditworthiness of the Company's customer base.

FAIR VALUE OF FINANCIAL INSTRUMENTS

    The carrying amounts of the Company's cash and cash equivalents, receivables, payables and accrued expenses approximate fair value due to the short-term maturities of these assets and liabilities. The carrying amount of the Company's notes payable approximates fair value due to the variable, floating interest rate structure of the notes.

UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS


    In the opinion of management, the accompanying unaudited consolidated financial statements contain all adjustments (consisting only of normal recurring items) necessary to present fairly the financial position of the Company as of June 30, 2001, and the results of operations and cash flows for the six months ended June 30, 2000 and 2001. Certain information and footnote disclosures normally

                 MATADOR PETROLEUM CORPORATION AND SUBSIDIARIES

    (UNAUDITED WITH RESPECT TO THE SIX MONTHS ENDED JUNE 30, 2000 AND 2001)


2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES: (CONTINUED)

included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted pursuant to the Securities and Exchange Commission's rules and regulations. The results of operations for the six months ended June 30, 2000 and 2001 are not necessarily indicative of the results to be expected for the full year. Management believes the disclosures made are adequate to ensure that the information is not misleading.


3.  ACQUISITIONS:


    On January 20, 1998, the Company acquired certain oil and natural gas properties and related undeveloped acreage and seismic data valued at approximately $20.9 million and approximately $500,000 in cash, from Unocal, in exchange for 4,020,000 shares of puttable common stock (see Note 11) valued at approximately $17.0 million and the assumption of approximately $4.4 million in deferred tax liabilities. The common stock issued in connection with the Unocal transaction was valued based upon the fair value of the oil and gas properties and related assets acquired.



    On August 7, 1998 and September 30, 1998, the Company acquired, in two separate purchase transactions, proved oil and natural gas properties valued at approximately $1.4 million and $6.3 million, respectively, in exchange for cash equal to the property values. In addition, on September 30, 1998, the Company acquired proved oil and natural gas reserves valued at approximately
$2.3 million and approximately $600,000 in cash, in exchange for 404,166 shares of common stock valued at approximately $2.4 million, and the assumption of approximately $500,000 in deferred tax liabilities. The common stock issued for the properties was valued based upon the fair value of the proved oil and gas properties acquired.



    On January 22, 2000, the Company acquired proved oil and natural gas properties valued at approximately $6.1 million for cash equal to the property values. Pro forma results of operations for the Company for the year ended December 31, 2000, assuming the transaction had occurred on January 1, 2000, would not have been materially different, and, as such, pro forma results for the year ended December 31, 2000 have not been provided in the following paragraph.


    The unaudited pro forma results for the year ended December 31, 1999 are presented below assuming the January 22, 2000 transaction occurred on January 1, 1999 and are not necessarily indicative of the actual results of operations that would have occurred had the transaction actually occurred as of such date.

                                                                  YEAR ENDED
                                                              DECEMBER 31, 1999
                                                              ------------------
                                                                 (UNAUDITED)
Revenues....................................................      $25,111,024
Net income..................................................        2,329,156
EPS:
Basic.......................................................             0.22
Diluted.....................................................             0.19

    Each of the acquisitions described above has been accounted for using the purchase method of accounting and have each been included in the Company's results of operations since the respective acquisition dates noted above.

                 MATADOR PETROLEUM CORPORATION AND SUBSIDIARIES

    (UNAUDITED WITH RESPECT TO THE SIX MONTHS ENDED JUNE 30, 2000 AND 2001)


4.  NOTES PAYABLE:

    Notes payable of the Company and its subsidiaries consist of the following:

                                                                 1999          2000
                                                              -----------   -----------
Revolving credit note to a bank, collateralized by oil and
natural gas properties, with interest payable quarterly, in
arrears, at the bank's prime rate. The Company has the
option of electing the credit facility or portions thereof
to bear interest at the prevailing LIBOR rate plus 1.250%,
1.500% and 1.875% based on usage of 0-65%, 66%-80% and
81%-100%, respectively. A .375% facility fee on the unused
portion of the borrowing base is also paid quarterly. The
bank's prime interest rate at December 31, 2000 was 9.5%.
The note converts to a term loan in February 2002, with the
principal payable in equal quarterly installments beginning
on February 28, 2002, and continuing through February 28,
2005, based on a five-year amortization of all principal
outstanding on February 28, 2002............................  $36,690,000   $57,300,000

Promissory note to an Industrial Development Authority,
guaranteed by a letter of credit from a bank, with interest
payable monthly based on an interest rate per annum equal to the lesser of the variable rate or highest lawful rate. The
average interest rate for 2000 was 4.6%. The note is due and
payable on the first Wednesday of June 2026.................    1,080,000     1,080,000
                                                              -----------   -----------

Total.......................................................   37,770,000    58,380,000

Less: current portion of notes payable......................           --            --
                                                              -----------   -----------

Notes payable, net of current portion.......................  $37,770,000   $58,380,000
                                                              ===========   ===========

    The aggregate maturities of principal on notes payable at December 31, 2000 are $11,460,000 for 2002, $11,460,000 for 2003, $11,460,000 for 2004,
$22,920,000 for 2005, and $1,080,000 thereafter.


    The current bank credit facility is limited to the lesser of $100.0 million or the borrowing base, which is determined by the bank semiannually based primarily on proved oil and natural gas reserves. At December 31, 2000, the borrowing base was $60.0 million. Under the terms of the loan agreement, the Company is prohibited from incurring additional debt and declaring and paying common stock dividends in excess of $650,000 a year. The transaction to purchase 666,669 shares of the Company's common stock from a converting preferred shareholder received the consent of the banks on December 19, 2000, prior to consummation (see Note 11). In addition, the Company's ratio of current assets to current liabilities cannot be less than 1.0 to 1.0 with any unused borrowing base added to current assets. The tangible net worth as of the end of any fiscal quarter commencing with the quarter ending March 31, 1999, cannot be less than $25.0 million, plus 60% of the Company's consolidated net income for each quarter from and after January 1, 1999, in which such net income was positive (quarters in which the Company's consolidated net income was negative shall be disregarded), plus the net proceeds received by the Company for capital stock issued by the Company after March 31, 1999. In addition, earnings before interest, tax and depreciation ("EBITDA") must exceed interest expense by 2.75x on a rolling four quarters basis. The Company was in compliance with all debt covenants at December 31, 2000 and June 30, 2001. As of June 30, 2001, the Company's borrowing base under the

                 MATADOR PETROLEUM CORPORATION AND SUBSIDIARIES

    (UNAUDITED WITH RESPECT TO THE SIX MONTHS ENDED JUNE 30, 2000 AND 2001)


4.  NOTES PAYABLE: (CONTINUED)

credit facility was $75.0 million. The date of the conversion of the note to a term loan was extended to February 28, 2003 and the maturity date of the term loan was extended to February 28, 2006. The weighted average interest rate during the first six months of 2001 was 7.2%.


5.  INCOME TAXES:

    The Company follows the provisions of SFAS No. 109, "Accounting for Income Taxes," which provides for recognition of a deferred tax liability or asset for deductible temporary timing differences, operating loss carryforwards, statutory depletion carryforwards and tax credit carryforwards net of a "valuation allowance."

    The components of income tax expense (benefit) consist of the following:

                                                       DECEMBER 31,
                                           -------------------------------------
                                              1998          1999         2000
                                           -----------   ----------   ----------
Federal:
  Current................................  $        --   $       --   $   83,821
  Deferred...............................   (1,821,563)   1,491,906    7,586,436
                                           -----------   ----------   ----------
    Total Federal........................   (1,821,563)   1,491,906    7,670,257

State:
  Current................................           --           --      128,894
  Deferred...............................        8,408       28,894           --
                                           -----------   ----------   ----------
    Total State..........................        8,408       28,894      128,894
                                           -----------   ----------   ----------
                                           $(1,813,155)  $1,520,800   $7,799,151
                                           ===========   ==========   ==========

    A reconciliation of income tax expense (benefit) to tax at the Federal Statutory rate is as follows:

                                                       DECEMBER 31,
                                          --------------------------------------
                                             1998          1999         2000
                                          -----------   ----------   -----------
Income (loss) before income taxes.......  $(6,010,740)  $4,025,849   $22,307,739
                                          -----------   ----------   -----------
Taxes at statutory rate.................  $(1,961,264)  $1,368,789   $ 7,584,631
State income taxes......................           --           --       128,894
Amortization of basis difference of oil
  and natural gas properties............      132,206      120,567        94,688
Other...................................       15,903       31,444        (9,062)
                                          -----------   ----------   -----------
Income tax expense (benefit)............  $(1,813,155)  $1,520,800   $ 7,799,151
                                          ===========   ==========   ===========

                 MATADOR PETROLEUM CORPORATION AND SUBSIDIARIES

    (UNAUDITED WITH RESPECT TO THE SIX MONTHS ENDED JUNE 30, 2000 AND 2001)


5.  INCOME TAXES: (CONTINUED)
    The principal components of the Company's deferred income tax liability are as follows:

                                                    YEARS ENDED DECEMBER 31,
                                                   ---------------------------
                                                       1999           2000
                                                   ------------   ------------
Deferred income tax assets:
  Net operating loss carryforward................  $  2,914,480   $  1,977,662
  Alternative minimum tax credit carryforward....        12,260             --
                                                   ------------   ------------
                                                      2,926,740      1,977,662
                                                   ------------   ------------
Deferred income tax liabilities:
  Depreciation, depletion and amortization.......    (3,664,492)   (10,160,080)
  Basis difference of acquired assets............    (4,724,403)    (4,622,816)
  Compensation timing differences................       173,325             --
  Other..........................................       328,287        130,530
                                                   ------------   ------------
                                                     (7,887,283)   (14,652,366)
                                                   ------------   ------------
  Net deferred tax liability.....................  $ (4,960,543)  $(12,674,704)
                                                   ============   ============


    For tax reporting purposes, the Company had operating loss carryforwards of approximately $5.8 million at December 31, 2000. If not utilized, such carryforwards will begin to expire in 2007 and will completely expire by the year 2018. Because of tax rules relating to changes in corporate ownership and computations required to be made on a separate entity basis, the utilization by the Company of these benefit carryforwards in reducing its tax liability is restricted to approximately $2.2 million per year. No valuation allowance has been provided for the deferred tax assets above, as management does not expect the Company's net operating loss carryforwards to expire without being utilized.

                 MATADOR PETROLEUM CORPORATION AND SUBSIDIARIES

    (UNAUDITED WITH RESPECT TO THE SIX MONTHS ENDED JUNE 30, 2000 AND 2001)


6.  EARNINGS PER SHARE:

    Basic and diluted net income (loss) per share is computed based on the following information:


                                                                                 SIX MONTHS
                                        YEAR ENDED DECEMBER 31,                ENDED JUNE 30,
                                 --------------------------------------   -------------------------
                                    1998          1999         2000          2000          2001
                                 -----------   ----------   -----------   -----------   -----------
Numerator:
  Basic
    Net income.................  $(4,197,585)  $2,505,049   $14,508,588   $ 4,623,607   $12,199,959
    Preferred stock dividend...      (65,171)     (77,777)     (773,409)      (83,611)           --
                                  (4,991,066)     (28,934)           --            --            --
                                 -----------   ----------   -----------   -----------   -----------
    Income available to common
      shareholders.............   (9,253,822)   2,398,338    13,735,179     4,539,996    12,199,959

  Diluted
    Income available to common
      shareholders.............   (9,253,822)   2,398,338    13,735,179     4,539,996    12,199,959
    Effect of assumed
      conversion of preferred
      stock....................           --       77,777       773,409        83,611            --
                                 -----------   ----------   -----------   -----------   -----------
    Income available to common
      shareholders after
      assumed conversions......   (9,253,822)   2,476,115    14,508,588     4,623,607    12,199,959
                                 -----------   ----------   -----------   -----------   -----------
Denominator:
  Denominator for basic
    earnings per
    share--weighted average
    shares.....................    8,917,254    9,891,972    10,727,622    10,685,112    12,414,285
  Effect of dilutive
    securities:
    Preferred stock............           --    2,333,340     2,269,413     2,333,340            --
    Stock Options..............           --       32,153       180,882       155,454       937,659
                                 -----------   ----------   -----------   -----------   -----------
  Dilutive potential common
    shares.....................           --    2,365,493     2,450,295     2,488,794       937,659
                                 -----------   ----------   -----------   -----------   -----------
  Denominator for dilutive
    earnings per
    share--adjusted weighted
    average shares and assumed
    conversion.................    8,917,254   12,257,465    13,177,917    13,173,906    13,351,944
                                 -----------   ----------   -----------   -----------   -----------
Basic earnings per share.......  $     (1.04)  $     0.24   $      1.28   $      0.42   $      0.98

Diluted earnings per share.....  $     (1.04)  $     0.20   $      1.10   $      0.35   $      0.91


7.  STOCK OPTIONS:

    The Company has an incentive stock option plan for its key employees that was adopted in 1998 and will remain in effect until 2008. The 1998 Omnibus Stock and Incentive Plan ("Option Plan") provides that options may be granted to purchase no more than 1.8 million shares in the aggregate to employees of the Company that are eligible to receive option grants. To date, most options have been

                 MATADOR PETROLEUM CORPORATION AND SUBSIDIARIES

    (UNAUDITED WITH RESPECT TO THE SIX MONTHS ENDED JUNE 30, 2000 AND 2001)


7.  STOCK OPTIONS: (CONTINUED)
granted with a four-year vesting schedule and a 10-year term. The Option Plan also authorizes the granting of stock appreciation rights either in tandem with or independent of the options. These rights allow the optionee to tender vested options and receive the difference between the option price and the price of the Company's common stock at the time of exercise. At the Company's option, these may be paid to the optionee in the equivalent value of common stock or cash. Any stock appreciation rights issued under the Option Plan would be cancelled upon the completion of an initial public offering of the Company's common stock and listing on a national exchange. No stock appreciation rights are currently outstanding under the Option Plan and none were outstanding during the years ended December 31, 1998, 1999 or 2000.

    In 1992, the Company instituted the Non-Statutory Director Stock Option Plan designed to encourage non-employee directors to participate in the ownership of the Company. The total number of options available for grant under the director stock option plan is 600,000.


    SFAS No. 123, "Accounting for Stock-Based Compensation," adopted by the Company in 1996, encourages but does not require companies to record compensation cost for stock-based employee compensation plans at fair value. The Company has chosen to continue to account for stock-based compensation using the intrinsic value method prescribed in Accounting Principles Board Opinion
No. 25, "Accounting for Stock Issued to Employees" ("APB No. 25") and the related interpretations in accounting for the Option Plan. Accordingly, compensation cost for stock options is measured as the excess, if any, of the estimated market price of the Company's common stock at the date of the grant over the amount an employee must pay to acquire the stock. Prior to December 31, 2000, all stock options granted by the Company were issued with stock option exercise prices that were equal to or greater than the estimated market price on the date of grant. Accordingly, the Company recorded no compensation expense associated with its stock option plans for the years ended December 31, 1998, 1999 and 2000. Had compensation cost for the Company's options been determined based on the fair value at the grant dates consistent with SFAS No. 123, the Company's net income (loss) would have been decreased to the pro forma amounts indicated below (in thousands except per share data):


                                                       YEAR ENDED DECEMBER 31,
                                                    ------------------------------
                                                      1998       1999       2000
                                                    --------   --------   --------
Net income (loss)
  As reported.....................................  $(4,198)    $2,505    $14,509
  Pro forma.......................................   (4,338)     2,197     14,145
Basic net income (loss) per common share
  As reported.....................................    (1.04)      0.24       1.28
  Pro forma.......................................    (1.05)      0.21       1.25
Diluted net income (loss) per common share
  As reported.....................................    (1.04)      0.20       1.10
  Pro forma.......................................    (1.05)      0.18       1.07

                 MATADOR PETROLEUM CORPORATION AND SUBSIDIARIES

    (UNAUDITED WITH RESPECT TO THE SIX MONTHS ENDED JUNE 30, 2000 AND 2001)


7.  STOCK OPTIONS: (CONTINUED)

    The calculated value of stock options granted under these plans, following calculation methods prescribed by SFAS No. 123, uses the Black-Scholes stock option pricing model with the following weighted average assumptions used:


                                                      1998       1999       2000
                                                    --------   --------   --------
Expected option life..............................  7 years    7 years    7 years
Risk-free interest rate...........................     5.42%      6.36%      6.16%
Dividend yield....................................     0.25%      0.25%      0.25%
Volatility........................................     0.01%      0.01%      0.01%

    Summarized information about the Company's stock option plans is as follows:

                                            1998                   1999                   2000
                                    --------------------   --------------------   --------------------
                                                WEIGHTED               WEIGHTED               WEIGHTED
                                                AVERAGE                AVERAGE                AVERAGE
                                    NUMBER OF   EXERCISE   NUMBER OF   EXERCISE   NUMBER OF   EXERCISE
                                     OPTIONS     PRICE      OPTIONS     PRICE      OPTIONS     PRICE
                                    ---------   --------   ---------   --------   ---------   --------
Outstanding at beginning of
  year............................    158,100    $3.40       376,500    $4.85       784,374    $5.27
  Granted.........................    249,000     5.61       444,474     5.51       157,476     6.40
  Exercised.......................    (18,600)    3.40       (21,000)    3.34       (26,400)    3.75
  Canceled........................    (12,000)    3.67       (15,600)    4.46       (22,500)    5.38
                                    ---------              ---------              ---------
Outstanding at end of year........    376,500     4.85       784,374     5.27       892,950     5.52
                                    =========              =========              =========
Exercisable at end of year........    160,860    $4.09       298,476    $4.94       465,876    $5.27
Available for grant at end of
  year............................  2,098,200              1,659,726              1,526,550
Weighted average fair value of
  options granted during the
  year............................               $5.01                  $5.66                  $6.44

    The following table summarizes information about stock options outstanding as December 31, 2000:

                                                    OPTIONS OUTSTANDING             OPTIONS EXERCISABLE
                                            ------------------------------------   ----------------------
                                                           WEIGHTED
                                                            AVERAGE     WEIGHTED                 WEIGHTED
                                              NUMBER       REMAINING    AVERAGE      NUMBER      AVERAGE
                                            OUTSTANDING   CONTRACTUAL   EXERCISE   EXERCISABLE   EXERCISE
RANGE OF EXERCISE PRICES                    AT 12/31/00      LIFE        PRICE     AT 12/31/00    PRICE
------------------------                    -----------   -----------   --------   -----------   --------
$2.33 to $4.00............................     81,300           5.9      $3.53        75,600      $3.49
$5.47 to $5.50............................    646,650           8.8       5.49       330,273       5.49
$6.00 to $8.33............................    165,000           9.2       6.58        60,000       6.32
                                              -------                                -------
                                              892,950           8.7      $5.52       465,873      $5.27
                                              =======                                =======


    During the six months ended June 30, 2001, the Company granted 439,635 stock options to employees with exercise prices ranging from $8.33 to $16.67 and a vesting term of one to four years. The Company recorded compensation expense of $761,009 related to these options during the six months ended June 30, 2001, representing recognition, over the vesting period, of the excess of the estimated fair value of the Company's common stock over the exercise price for 428,385 of the

                 MATADOR PETROLEUM CORPORATION AND SUBSIDIARIES

    (UNAUDITED WITH RESPECT TO THE SIX MONTHS ENDED JUNE 30, 2000 AND 2001)


7.  STOCK OPTIONS: (CONTINUED)

Company's stock options granted between February and June of 2001. As of June 30, 2001, the Company had deferred compensation expense related to these options of $1,242,351, which will be recognized ratably over the related option vesting period. For purposes of determining compensation expense for the options granted between February and June 2001, the Company estimated the fair value of its common stock to be equal to the expected offering price of the Company's common stock in its proposed initial public offering.



    Subsequent to June 30, 2001, the Company granted 3,000 options under the Option Plan at an exercise price equal to the expected offering price of the Company's common stock in its proposed initial public offering. Accordingly, no compensation expense will be recorded related to these options.


8.  EMPLOYEE INCENTIVE PLANS:

    During April 1997, the Company began a compensation plan (the "1997 Plan") to compensate all eligible employees (those employed by the Company on or before September 1997). The 1997 Plan disbursements were to begin in 2001, and were to be based on achieving publicly traded stock price thresholds of $8.33, $12.50 and $16.67 per share of the Company's common stock before January 1, 2001. All award amounts payable under the 1997 Plan could not exceed 5.0% of the total increase in value of the Company to the shareholders from the effective date of April 3, 1997. During 1999, the employees participating in the 1997 Plan were given the option to continue in the 1997 Plan or convert their participation to a revised compensation plan (the "Millennium Plan"). All participating employees converted to the Millennium Plan, which included a cash bonus equal to 25% of salary as calculated pursuant to the original 1997 Plan to be paid when the Company achieves a public or private stock price of $8.33 per share as determined by the board of directors or public markets. During August 2000, the board of directors determined that such criteria had been met and the cash bonus was paid to participating employees. The Company recorded compensation expense during 2000 of $586,216 related to the Incentive Plan.


    During the first quarter of 2001, the Company established a share price appreciation plan (the "Appreciation Plan") to provide key employees with added incentives to maximize the Company's share price and to attract and retain qualified personnel. Disbursements, if any, for the Appreciation Plan may begin in 2001. The amount of the disbursements will be based on whether the Company achieves a threshold of $16.67 per share of the Company's common stock before January 1, 2004 and maintains such share price for a period of 30 trading days (which need not be consecutive) within 90 consecutive trading days. The compensation committee determines the terms and conditions of each grant, but vesting of awards under the plan is subject to the conditions that (1) the Company completes an initial public offering and be listed and traded on a national or regional stock exchange or on the Nasdaq National Market System, prior to January 1, 2004, or (2) the Company is sold or merged prior to January 1, 2004. The total award amounts payable under the Appreciation Plan cannot exceed 5.0% of the total increase in value of the Company to the shareholders from the effective date of March 1, 2001. It has been determined that this 5.0% limitation will be based upon an assumed price per share of $8.33 as of March 1, 2001. During March 2001, the Company granted an award under the Appreciation Plan, whereby if the conditions above are met, participating employees would immediately receive a bonus payable in cash or common stock at the discretion of the Company, equal to 25% of the participating employee's annual salary. The amount payable under this award if the conditions

                 MATADOR PETROLEUM CORPORATION AND SUBSIDIARIES

    (UNAUDITED WITH RESPECT TO THE SIX MONTHS ENDED JUNE 30, 2000 AND 2001)


8.  EMPLOYEE INCENTIVE PLANS: (CONTINUED)

above are met, is approximately $1.4 million. The Company believes that the above vesting conditions will be met approximately 30 days after the Company completes its proposed initial public offering. Upon meeting the vesting conditions, the Company will record compensation expense of approximately $1.4 million in the period such conditions are met.


9.  RETIREMENT PLAN:


    Effective January 1, 1992, the Company began a defined contribution retirement plan. All Company employees with a minimum of 1,000 hours of service are eligible. Each employee may contribute between 1% and 7% of annual compensation, up to the maximum allowable amount under the Internal Revenue Code of $10,500 in 2000. The board of directors determines the Company's matching contributions. The Company contributed 50% of the employees' contributions, or $118,916, in 1999 and 100% or $245,810 in 2000. The Company funded its matching contribution in 21,621 and 29,496 shares of the Company's common stock in 1999 and 2000, respectively. It is anticipated that future Company matching contributions will be made in common stock.


10.  CONVERTIBLE PREFERRED STOCK:


    During May 1996, the Company sold 388,890 shares of Series A Convertible Preferred Stock (the "Preferred Stock") (par value $.10 per share and liquidation preference and redemption amount of $18.00 per share) for $18.00 per share.



    The Preferred Stock was redeemable at the option of the holder beginning in April 2001, unless the Company had completed a qualifying initial public offering on or before May 2000. The Preferred Stock was convertible into the Company's common stock at a $3.00 per common share price at any time prior to redemption and was subject to customary antidilution provisions. Prior to May 2000, the preferred shareholders were entitled to receive a dividend commensurate and concurrent with any per share dividend declared on the Company's common stock. Subsequent to May 2000 the preferred shareholders were entitled to receive an additional dividend at an annual rate of $1.80 per share. During the year ended December 31, 2000, the Company paid $480,281 in Preferred Stock dividends related to these requirements.


    On December 22, 2000, all the outstanding Preferred Stock was converted into 2,333,340 shares of the Company's common stock, in accordance with the original conversion terms of the agreement. In connection with the conversion, the Company paid additional preferred dividends of $293,128, representing the discounted value of certain future dividends. All preferred dividends paid on the Preferred Stock during the year ended December 31, 2000 have been deducted in the determination of net income available to common shareholders and for purposes of computing earnings per share for 2000.

                 MATADOR PETROLEUM CORPORATION AND SUBSIDIARIES

    (UNAUDITED WITH RESPECT TO THE SIX MONTHS ENDED JUNE 30, 2000 AND 2001)


11.  COMMON STOCK:

PUTTABLE COMMON STOCK

    The stock purchase agreement, pursuant to which the Company issued 4,020,000 shares of common stock in exchange for oil and natural gas properties acquired from Unocal (see Note 3), gave Unocal the right to put such stock back to the Company for $22.0 million in cash if such put right was not otherwise extinguished pursuant to the terms of the agreement. The put right was first exercisable on January 2, 1999, and if not exercised on such date, the holder had the right to exercise the put option on January 2, 2000. If the put option was not exercised on January 2, 2000, it expired on such date. The put option could be extinguished at any time if the Company undertook an initial public offering ("IPO") of its common stock, as defined in the agreement, on or before March 2, 2000. The agreement defined an IPO to be 1) an underwritten public offering of common stock of the Company pursuant to a registration statement filed under the Securities Act in which the aggregate net cash proceeds received by the Company are equal to or in excess of $15.0 million; 2) the listing of the Company's common stock on a national exchange or the NASDAQ National Market System; or 3) the merger of the Company into a publicly-traded company wherein the Company is the surviving entity. The holder of the puttable common stock did not exercise the put option on either January 2, 1999 or 2000, and accordingly, the put option expired on January 2, 2000.

    The Company has classified the puttable common stock outside of shareholders' equity for all periods prior to expiration of the put as the ability to extinguish the put was not considered to be completely within the control of the Company. Further, in accordance with Securities and Exchange Commission rules and regulations, the Company has accreted the difference between the value of the common stock issued in exchange for the oil and natural gas properties to the cash put amount of $22.0 million over the period from the closing date of the purchase transaction (January 20, 1998) to the earliest date the holder had the right to exercise the put (January 2, 1999). Such accretion has been charged to retained earnings in the amount of $4,991,066 in 1998 and $28,934 in 1999, and has been deducted in the determination of net income (loss) available to common shareholders for such periods. The 4,020,000 shares of common stock to which the put relates have also been considered outstanding for all periods since issuance on January 20, 1998, for purposes of computing basic and diluted earnings per share.

STOCK OFFERINGS

    During 1999, the Company sold 1,183,260 shares of common stock in two separate private offerings and received net proceeds of $6,440,947.

STOCK RIGHTS

    During May 2001, the Company adopted a shareholder rights plan under which it declared a dividend of one common share purchase right for each outstanding share of common stock. The purchase rights entitle shareholders to purchase one share of common stock for an exercise price of $91.67, subject to adjustment. The rights are not immediately exercisable and will generally become exercisable only if a person or group acquires beneficial ownership of 15% or more of the Company's common stock or commences a tender or exchange offer upon completion of which that person or group would beneficially own 15% or more of the Company's common stock. The rights will become exercisable by holders, other than the unsolicited third party acquirer, for shares of the Company or of

                 MATADOR PETROLEUM CORPORATION AND SUBSIDIARIES

    (UNAUDITED WITH RESPECT TO THE SIX MONTHS ENDED JUNE 30, 2000 AND 2001)


11.  COMMON STOCK: (CONTINUED)
the third party acquirer having a value of two times the rights' then-current exercise price. The Company may redeem the rights within ten days of the date on which a person or group acquires more than 15% of the Company's common stock, at a redemption price of $0.01 per right. The rights expire on May 16, 2011, unless otherwise extended.

TREASURY STOCK

    On December 22, 2000, the Company purchased 666,669 shares of common stock at $8.00 per share from a previous holder of the Preferred Stock (see Note 10).

    On December 29, 2000, the Company contributed 29,496 shares of common stock, issued out of treasury stock, at $8.33 per share to the Company's 401(k) Plan to fund the employer's matching contribution to the Retirement Plan (see Note 9) and to certain shareholders for dividend reinvestment.

    Also issued out of treasury stock on December 29, 2000, the Company sold 22,200 shares of common stock to employees representing vested stock options exercised during December 2000.

STOCK SPLITS


    On October 1, 1999, the Company declared a two-for-one split of its common stock in the form of a 100% common stock dividend. On July 1, 2001, the Company declared a three-for-one split, also in the form of a stock dividend. All common shares and per common share amounts in the accompanying consolidated financial statements and notes have been restated to retroactively effect both the 100% stock dividend declared in 1999 and the three-for-one stock split declared on July 1, 2001.


12.  COMMITMENTS AND CONTINGENCIES:

    As of December 31, 1999 and 2000, there were no contingent liabilities or litigation noted or provided for in the consolidated financial statements. From time to time, the Company is a party to litigation; however, there are no pending claims or other circumstances that are expected by management to lead to material litigation or to otherwise have a material impact on the Company's financial condition or results of operations.


    The Company leases administrative offices under noncancelable operating leases expiring in 2003. Future minimum lease commitments were $276,762, $166,374 and $55,986 at December 31, 2000, 2001 and 2002. Total rent expense incurred in the years ended December 31, 1998, 1999 and 2000 and for the six months ended June 30, 2000 and 2001 was $163,991, $217,734, $213,849, $114,816
and $137,429, respectively.


GENERAL FEDERAL AND STATE REGULATION

    Oil and natural gas exploration, production and related operations are subject to extensive federal and state laws, rules and regulations. Failure to comply with these laws, rules and regulations can result in substantial penalties. The regulatory burden on the oil and natural gas industry increases the cost of doing business and affects profitability. Because these rules and regulations are frequently amended or reinterpreted, the Company is unable to predict the future cost or impact of complying with these laws.

                 MATADOR PETROLEUM CORPORATION AND SUBSIDIARIES

    (UNAUDITED WITH RESPECT TO THE SIX MONTHS ENDED JUNE 30, 2000 AND 2001)


12.  COMMITMENTS AND CONTINGENCIES: (CONTINUED)
ENVIRONMENTAL REGULATION


    The exploration, development and production of oil and natural gas, including the operation of saltwater injection and disposal wells, are subject to various federal, state and local environmental laws and regulations. These laws and regulations can increase the costs of planning, designing, installing and operating oil and natural gas wells. The Company's activities are subject to a variety of environmental laws and regulations, including but not limited to: the Oil Pollution Act of 1990, or OPA, the Clean Water Act, or CWA, the Comprehensive Environmental Response, Compensation and Liability Act, or CERCLA, the Safe Drinking Water Act, or SDWA, as well as comparable state statutes and regulations. The Company is also subject to regulations governing the handling, transportation, storage and disposal of naturally occurring radioactive materials, or NORM, that may result from its oil and natural gas operations. Civil and criminal fines and penalties may be imposed for noncompliance with these environmental laws and regulations. Additionally, these laws and regulations require the acquisition of permits or other governmental authorizations before undertaking some activities, limit or prohibit other activities because of protected areas or species and require investigation and cleanup of pollution. The Company has no outstanding material environmental remediation liabilities and believes that it is in compliance with currently applicable environmental laws and regulations and that these laws and regulations will not have a material adverse impact on the financial position or results of operations of the Company.


13.  TRANSACTIONS WITH RELATED PARTIES:


    Effective October 1, 1998, the Company entered into an agreement with Unocal whereby Unocal agreed to provide access to some of its East Texas proprietary 2-D seismic database in exchange for the right to participate for a proportionately reduced 25% working interest, or in lieu of participation, to accept a proportionately reduced 3% overriding royalty interest in prospects that the Company developed utilizing the Unocal geophysical data. The agreement expired on October 1, 2000. Through April 30, 2001, the Company had completed four wells on prospects in which Unocal elected an overriding royalty interest.


    Effective September 5, 2000, the Company entered into an agreement with Unocal in which the Company conveyed to Unocal an undivided 25% working interest in certain leasehold positions in the East Texas Bossier trend in exchange for reimbursement of land, geophysical, geological and other related costs totaling approximately $3.6 million.

    During 1999, the Company granted interest free loans to a number of its managerial employees to allow them to purchase additional shares of the Company's common stock. The loans, limited to $250,000 in aggregate outstanding amount and to 75% of the value of shares purchased, are due in 2001, and are payable by monthly installments through payroll deductions. The total amount of such interest free loans outstanding under these arrangements was $50,953 as of December 31, 2000.


    Certain members of the Company's board of directors have invested as working interest owners in some of the wells that the Company has drilled. The wells in which these directors participated were generally the result of the Company's decision, on a well-by-well basis, to sell or farm-out a portion of the working interest in the well to reduce the Company's overall drilling risk level. These directors have participated on terms that the Company considers to be standard for the industry, are billed monthly

                 MATADOR PETROLEUM CORPORATION AND SUBSIDIARIES

    (UNAUDITED WITH RESPECT TO THE SIX MONTHS ENDED JUNE 30, 2000 AND 2001)


13.  TRANSACTIONS WITH RELATED PARTIES: (CONTINUED)

for expenses, and receive distributions of revenues on the same terms as other, non-affiliated working interest owners. Since January 1, 1998, the Company drilled and currently operates 14 producing wells that include participation by directors. Except for wells that may be drilled within the existing contract areas of joint operating agreements of prospects in which directors currently hold working interests, the Company expects that no further working interest participation will be offered to directors. The sum of all revenues received by all directors for wells operated by the Company during the year 2000 totaled $855,356. A total of five directors have participated in Matador operated wells, with such participation ranging from a 1% to 10% working interest, with an average individual participation of approximately 3%.


14.  MAJOR CUSTOMERS:


    During fiscal year 1998, the Company had two customers account for 10% or more of total revenues, accounting for 11% and 12%. During fiscal year 1999 and 2000, the Company had one customer account for 17% and 21%, respectively, of total revenues. During the six months ended June 30, 2000, sales to one customer composed 18% of total revenues and during the six months ended June 30, 2001, sales to two customers accounted for 12% and 16% of total revenues. Due to the nature of the markets for oil and natural gas, the Company does not believe that the loss of any one customer would have a material adverse effect on the Company's financial condition or results of operations.


15.  QUARTERLY FINANCIAL DATA (UNAUDITED):

    The following is a summary of the unaudited quarterly results of operations for fiscal years 1999 and 2000.

                                                     1999
                             ----------------------------------------------------
                               FIRST        SECOND         THIRD        FOURTH
                              QUARTER       QUARTER       QUARTER       QUARTER
                             ----------   -----------   -----------   -----------
Total revenue..............  $3,708,520   $ 5,487,223   $ 6,984,921   $ 7,475,093
Operating income...........      (9,956)    1,235,382     2,436,009     2,982,601
Net income.................    (461,762)      348,542     1,096,008     1,522,261
Basic EPS..................       (0.05)         0.03          0.11          0.14
Diluted EPS................       (0.05)         0.03          0.09          0.12

                                                     2000
                             ----------------------------------------------------
                               FIRST        SECOND         THIRD        FOURTH
                              QUARTER       QUARTER       QUARTER       QUARTER
                             ----------   -----------   -----------   -----------
Total revenue..............  $8,918,633   $10,171,706   $12,869,461   $16,864,513
Operating income...........   3,687,903     4,995,916     6,929,900    10,268,500
Net income.................   1,947,795     2,675,812     3,876,655     6,008,326
Basic EPS..................        0.18          0.24          0.34          0.51
Diluted EPS................        0.15          0.20          0.29          0.45

                 MATADOR PETROLEUM CORPORATION AND SUBSIDIARIES

    (UNAUDITED WITH RESPECT TO THE SIX MONTHS ENDED JUNE 30, 2000 AND 2001)


16. SUPPLEMENTAL INFORMATION RELATED TO OIL AND NATURAL GAS EXPLORATION, DEVELOPMENT AND PRODUCTION ACTIVITIES:

    The following tables set forth certain historical costs and operating information related to the Company's oil and natural gas producing activities as of and for the periods ended December 31, 1998, 1999 and 2000:

COSTS INCURRED


    Costs incurred in oil and natural gas property acquisition, exploration and development activities are summarized below:



                                                         DECEMBER 31,
                                            ---------------------------------------
                                               1998          1999          2000
                                            -----------   -----------   -----------
                                                        (IN THOUSANDS)
Property acquisition costs:
  Proved, excluding deferred income
    taxes.................................  $24,291,859   $ 1,103,189   $ 6,375,320
  Deferred income taxes...................    4,722,256            --            --
                                            -----------   -----------   -----------
  Total proved, including deferred income
    taxes.................................   29,014,115     1,103,189     6,375,320

  Unproved, excluding deferred income
    taxes.................................    1,723,300            --            --
  Deferred income taxes...................      215,443            --            --
                                            -----------   -----------   -----------
  Total unproved, including deferred
    income taxes..........................    1,938,743            --            --

Exploration costs.........................    6,365,160     4,261,575     9,304,953
Development costs.........................    9,579,469    10,169,084    29,244,225
                                            -----------   -----------   -----------
    Total costs incurred:.................  $46,897,487   $15,533,848   $44,924,498
                                            ===========   ===========   ===========


OIL AND NATURAL GAS RESERVES (UNAUDITED)


    Proved reserves are estimated quantities of oil and natural gas, which geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions. Proved developed reserves are proved reserves that can reasonably be expected to be recovered through existing wells with existing equipment and operating methods.


    Estimated oil and natural gas reserves are an integral component in management's estimate of net realizable value of oil and natural gas properties and DD&A expense. Reserve estimates, though prepared by petroleum engineers and appraised by an independent engineering firm DeGolyer and MacNaughton, are inherently imprecise and based upon many factors, including prices, that are beyond management's control. It is reasonably possible that reserve estimates, and thus net realizable value of oil and natural gas properties and DD&A expense, could be adversely affected in the near term by changes in price or other assumptions made in estimating reserves. The estimates below have been prepared in accordance with the guidelines established by the Securities and Exchange Commission.

                 MATADOR PETROLEUM CORPORATION AND SUBSIDIARIES

    (UNAUDITED WITH RESPECT TO THE SIX MONTHS ENDED JUNE 30, 2000 AND 2001)


16. SUPPLEMENTAL INFORMATION RELATED TO OIL AND NATURAL GAS EXPLORATION, DEVELOPMENT AND PRODUCTION ACTIVITIES: (CONTINUED)
    The Company's net ownership in estimated quantities of proved oil and natural gas reserves and changes in net proved reserves are summarized below:


                                                        GAS (MMCF)   OIL (MBBLS)
                                                        ----------   -----------
Proved reserves at December 31, 1997..................    24,064        3,950
  Revisions of estimates..............................       408         (200)
  Improved recovery...................................         2            4
  Extensions and discoveries..........................    11,152        1,026
  Purchase of reserves................................    34,128          790
  Sale of reserves....................................        --           --
  Production..........................................    (5,083)        (536)
                                                         -------        -----
Proved reserves at December 31, 1998..................    64,671        5,034
  Revisions of estimates..............................    (1,065)         688
  Improved recovery...................................        --           --
  Extensions and discoveries..........................     9,208          418
  Purchase of reserves................................     2,332          137
  Sale of reserves....................................        --           --
  Production..........................................    (6,097)        (579)
                                                         -------        -----
Proved reserves at December 31, 1999..................    69,049        5,698
  Revisions of estimates..............................       640         (405)
  Improved recovery...................................        14           33
  Extensions and discoveries..........................    36,950          822
  Purchase of reserves................................    13,723          229
  Sale of reserves....................................      (105)        (110)
  Production..........................................    (8,373)        (554)
                                                         -------        -----
Proved reserves at December 31, 2000..................   111,898        5,713
                                                         =======        =====
Proved developed reserves at:
  December 31, 1998...................................    50,517        4,587
  December 31, 1999...................................    57,235        5,434
  December 31, 2000...................................    89,446        5,145

                 MATADOR PETROLEUM CORPORATION AND SUBSIDIARIES

    (UNAUDITED WITH RESPECT TO THE SIX MONTHS ENDED JUNE 30, 2000 AND 2001)


16. SUPPLEMENTAL INFORMATION RELATED TO OIL AND NATURAL GAS EXPLORATION, DEVELOPMENT AND PRODUCTION ACTIVITIES: (CONTINUED)
STANDARDIZED MEASURE (UNAUDITED)


    The standardized measure of discounted future net cash flows relating to the Company's proved reserves as of year-end is shown below:



                                                    DECEMBER 31,
                                    --------------------------------------------
                                        1998           1999            2000
                                    ------------   ------------   --------------
Future cash flows.................  $185,785,829   $290,448,356   $1,214,431,163
Future production costs...........   (51,572,594)   (73,310,918)    (193,500,966)
Future development costs..........   (12,197,718)   (10,073,082)     (25,886,677)
                                    ------------   ------------   --------------
Future net cash flows before
  taxes...........................   122,015,517    207,064,356      995,043,520
Future income taxes...............   (15,250,616)   (39,352,789)    (292,706,451)
                                    ------------   ------------   --------------
Future net cash flows after
  taxes...........................   106,764,901    167,711,567      702,337,069
Annual discount at 10%............   (48,073,784)   (78,410,843)    (357,837,172)
                                    ------------   ------------   --------------
Standardized measure of discounted
  future cash flows...............  $ 58,691,117   $ 89,300,724   $  344,499,897
                                    ============   ============   ==============


    The average prices for oil and natural gas used to calculate future cash inflows at December 31, 1998, 1999 and 2000 were $10.34, $24.93 and $25.92 per
Bbl and $2.07, $2.15 and $9.53 per Mcf, respectively. Future cash flows are computed by applying year-end prices of oil and natural gas to year-end quantities of proved oil and natural gas reserves. Future operating expenses and development costs are computed primarily by the Company's petroleum engineers by estimating the expenditures to be incurred in developing and producing the Company's proved oil and natural gas reserves at the end of the year, based on the year-end costs and assuming continuation of existing economic conditions. Future income taxes are based on year-end statutory rates. A discount factor of 10% was used to reflect the timing of future net cash flows. The standardized measure of discounted future net cash flows is not intended to represent the replacement cost or fair market value of the Company's oil and natural gas properties. An estimate of fair value would also take into account, among other things, the recovery of reserves not presently classified as proved, anticipated future changes in prices and costs, and a discount factor more representative of the time value of money and the risks inherent in reserve estimates.

                 MATADOR PETROLEUM CORPORATION AND SUBSIDIARIES

    (UNAUDITED WITH RESPECT TO THE SIX MONTHS ENDED JUNE 30, 2000 AND 2001)


16. SUPPLEMENTAL INFORMATION RELATED TO OIL AND NATURAL GAS EXPLORATION, DEVELOPMENT AND PRODUCTION ACTIVITIES: (CONTINUED)
CHANGES IN STANDARDIZED MEASURE (UNAUDITED)


    Changes in standardized measure of future net cash flows relating to proved oil and natural gas reserves are summarized below:



                                                        DECEMBER 31,
                                         -------------------------------------------
                                             1998           1999           2000
                                         ------------   ------------   -------------
Standardized measure, beginning of
  year.................................  $ 43,347,027   $ 58,691,117   $  89,300,724
Oil and natural gas sales, net of
  production costs.....................   (11,053,011)   (17,634,097)    (39,936,423)
Net change in prices and production
  costs................................   (27,607,697)    24,977,249     203,387,036
Extensions, discoveries, additions and
  improved recovery, less related
  costs................................    14,184,899     13,720,416     150,815,048
Previously estimated development costs
  incurred during period...............     4,276,196      5,040,041       7,164,688
Revision of quantity estimates.........      (538,834)     3,237,795      (6,071,011)
Purchases of minerals in place.........    31,764,517      2,991,113      13,745,110
Sales of minerals in place.............            --             --      (2,592,317)
Accretion of discount..................     4,877,567      6,631,497      10,891,628
Net change in income taxes.............    (2,195,192)   (11,991,707)   (132,597,175)
Changes due to timing and other........     1,635,645      3,637,300      50,392,589
                                         ------------   ------------   -------------
Standardized measure, end of year......  $ 58,691,117   $ 89,300,724   $ 344,499,897
                                         ============   ============   =============


    Sales of oil and natural gas, net of production costs, are based on historical pre-tax results. All other amounts are reported on a pre-tax discounted basis.

                            DEGOLYER AND MACNAUGHTON
                       4925 GREENVILLE AVENUE, SUITE 400
                               ONE ENERGY SQUARE
                              DALLAS, TEXAS 75206

                                 LETTER REPORT
                                     AS OF
                                 APRIL 30, 2001
                                       ON
                               CERTAIN PROPERTIES
                                    OWNED BY
                         MATADOR PETROLEUM CORPORATION
                                AND SUBSIDIARIES

                            DEGOLYER AND MACNAUGHTON
                       4925 GREENVILLE AVENUE, SUITE 400
                               ONE ENERGY SQUARE
                              DALLAS, TEXAS 75206

                                  July 6, 2001

Matador Petroleum Corporation
8340 Meadow Road, Suite 150
Dallas, Texas 75231

Gentlemen:

    Pursuant to your request, we have prepared estimates of the extent and value of the proved crude oil, condensate, natural gas liquids (NGL), and natural gas reserves, as of April 30, 2001, of certain properties owned by Matador Petroleum Corporation and subsidiaries (Matador). The properties appraised consist of working and royalty interests located in Louisiana, New Mexico, Oklahoma, and Texas.

    Information used in the preparation of this report was obtained from Matador, from records on file with the appropriate regulatory agencies, and from public sources. Additionally, this information includes data supplied by Petroleum Information/Dwights LLC: Copyright 1999-2000 Petroleum Information/Dwights LLC. During this investigation, we consulted freely with officers and employees of Matador and were given access to such accounts, records, geological and engineering reports, and other data as were desired for examination. In the preparation of this report we have relied, without independent verification, upon information furnished by Matador with respect to property interests, production from such properties, current costs of operation and development, current prices for production, agreements relating to current and future operations and sale of production, and various other information and data that were accepted as represented. It was not considered necessary to make a field examination of the physical condition and operation of the properties in which Matador owns interests.

    Our reserves estimates are based on a detailed study of the properties and were prepared by the use of standard geological and engineering methods generally accepted by the petroleum industry. The method or combination of methods used in the analysis of each reservoir was tempered by experience with similar reservoirs, consideration of the stage of development, and the quality and completeness of basic data.

    Reserves estimated in this report are expressed as gross and net reserves. Gross reserves are defined as the total estimated petroleum to be produced from these properties after April 30, 2001. Net reserves are defined as that portion of the gross reserves attributable to the interests owned by Matador after deducting royalties and other interests held by others. Gas volumes shown herein are sales gas volumes and are expressed at a temperature base of 60 degrees Fahrenheit and at the legal pressure bases of the states in which the interests are located. Sales gas is defined as the total gas to be produced from the reservoirs, measured at the point of delivery, after reduction for fuel usage, flare, and shrinkage resulting from field separations and processing. Condensate reserves estimated herein are those to be obtained from normal separator recovery. NGL reserves are those attributed to the leasehold interests according to processing agreements.

    Petroleum reserves included in this report are classified by degree of proof as proved and are judged to be economically producible in future years from known reservoirs under existing economic and operating conditions and assuming continuation of current regulatory practices using conventional production methods and equipment. In the analyses of production-decline curves, reserves were estimated only to the limit of economic rates of production under existing economic and operating conditions using prices and costs as of the date the estimate is made, including consideration of changes in existing prices provided only by contractual arrangements but not including escalations based upon future conditions. Proved reserves classifications used in this report are in accordance with the reserves definitions of Rules 4-10(a) (1)-(13) of Regulation S-X of the Securities and Exchange Commission (SEC) of the United States. The petroleum reserves are classified as follows:

        PROVED OIL AND GAS RESERVES. Proved oil and gas reserves are the estimated quantities of crude oil, natural gas, and natural gas liquids which geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions, i.e., prices and costs as of the date the estimate is made. Prices include consideration of changes in existing prices provided only by contractual arrangements, but not on escalations based upon future conditions.

           (i) Reservoirs are considered proved if economic producibility is supported by either actual production or conclusive formation test. The area of a reservoir considered proved includes (A) that portion delineated by drilling and defined by gas-oil and/or oil-water contacts, if any; and (B) the immediately adjoining portions not yet drilled, but which can be reasonably judged as economically productive on the basis of available geological and engineering data. In the absence of information on fluid contacts, the lowest known structural occurrence of hydrocarbons controls the lower proved limit of the reservoir.

           (ii) Reserves which can be produced economically through application of improved recovery techniques (such as fluid injection) are included in the "proved" classification when successful testing by a pilot project, or the operation of an installed program in the reservoir, provides support for the engineering analysis on which the project or program was based.

          (iii) Estimates of proved reserves do not include the following:
       (A) oil that may become available from known reservoirs but is classified separately as "indicated additional reserves"; (B) crude oil, natural gas, and natural gas liquids, the recovery of which is subject to reasonable doubt because of uncertainty as to geology, reservoir characteristics, or economic factors; (C) crude oil, natural gas, and natural gas liquids, that may occur in undrilled prospects; and
       (D) crude oil, natural gas, and natural gas liquids, that may be recovered from oil shales, coal, gilsonite, and other such sources.

        PROVED DEVELOPED OIL AND GAS RESERVES. Proved developed oil and gas reserves are reserves that can be expected to be recovered through existing wells with existing equipment and operating methods. Additional oil and gas expected to be obtained through the application of fluid injection or other improved recovery techniques for supplementing the natural forces and mechanisms of primary recovery should be included as "proved developed reserves" only after testing by a pilot project or after the operation of an installed program has confirmed through production response that increased recovery will be achieved.

        PROVED UNDEVELOPED RESERVES. Proved undeveloped oil and gas reserves are reserves that are expected to be recovered from new wells on undrilled acreage, or from existing wells where a relatively major expenditure is required for recompletion. Reserves on undrilled acreage shall be limited to those drilling units offsetting productive units that are reasonably certain of production when drilled. Proved reserves for other undrilled units can be claimed only where it can be demonstrated with certainty that there is continuity of production from the existing productive formation. Under no circumstances should estimates for proved undeveloped reserves be attributable to any acreage for which an application of fluid injection or other improved recovery technique is contemplated, unless such techniques have been proved effective by actual tests in the area and in the same reservoir.

    The development status shown herein represents the status applicable on April 30, 2001. In the preparation of this study, data available from wells drilled on the appraised properties through April 30, 2001, were used in estimating gross ultimate recovery. When applicable, gross production estimated to April 30, 2001, was deducted from gross ultimate recovery to arrive at the estimates of gross reserves as of April 30, 2001. In some fields, this required that the production rates be estimated for up to 4 months, since production data were available only through December 2000.

    Future oil, condensate, NGL, and gas producing rates estimated for this report are based on production rates considering the most recent figures available. The rates used for future production are rates that we feel are within the capacity of the well or reservoir to produce. This information has been considered in arriving at the rates projected.

    Net proved reserves, as of April 30, 2001, attributable to Matador from the properties appraised are estimated in barrels (bbl) or thousands of cubic feet
(Mcf) as follows:

                                              DEVELOPED     DEVELOPED
                                              PRODUCING    NONPRODUCING   UNDEVELOPED   TOTAL PROVED
                                              ----------   ------------   -----------   ------------
Oil, bbl....................................   3,562,701       951,450       348,548      4,862,699
Condensate, bbl.............................     969,512       136,282       250,886      1,356,680
Natural Gas Liquids, bbl....................       5,403             0             0          5,403
Sales Gas, Mcf..............................  67,766,141    21,432,070    40,606,704    129,804,915

    Revenue values in this report are expressed in terms of estimated future net revenue and present worth of future net revenue. These values are based on the continuation of prices in effect on April 30, 2001. Future gross revenue is defined as that revenue to be realized from the production and sale of the estimated net reserves. Future net revenue is calculated by deducting estimated operating costs, capital costs, production taxes, and ad valorem taxes from the future gross revenue. Present worth of future net revenue is calculated by discounting the future net revenue at the arbitrary rate of 10 percent per year compounded monthly over the expected period of realization.

    Revenue values in this report were estimated using the initial prices and costs provided by Matador. Future prices were estimated using guidelines established by the Securities and Exchange Commission (SEC) and the Financial Accounting Standards Board (FASB). The assumptions used for estimating future prices and costs are as follows:

    OIL, CONDENSATE, NATURAL GAS LIQUIDS, AND NATURAL GAS PRICES

        Oil, condensate, natural gas liquids, and natural gas prices were furnished by Matador. These prices have been adjusted to spot prices of $28.29 per barrel and $4.867 per million British thermal units (Btu), as of April 30, 2001, using historical transportation and quality differentials, and are held constant for the lives of the properties.

    A projection of the estimated future net revenue from the properties appraised, as of April 30, 2001, based on the aforementioned assumptions concerning prices and costs is summarized as follows:

                                           PROVED         PROVED
                                         DEVELOPED      DEVELOPED        PROVED
                                         PRODUCING     NONPRODUCING   UNDEVELOPED    TOTAL PROVED
                                        ------------   ------------   ------------   ------------
Future Gross Revenue*.................  $441,429,738   $131,576,818   $211,429,025   $784,435,581
Production and Ad Valorem Taxes.......    38,164,958     11,443,616     20,370,721     69,979,295
Operating and Capital Costs...........    62,284,666     15,043,106     60,327,201    137,654,973
Future Net Revenue*...................   340,980,114    105,090,096    130,731,103    576,801,313
Present Worth at 10 Percent*..........   203,893,278     20,994,178     53,862,838    278,750,294

------------------------

* Future income tax expenses were not taken into account in the preparation of these estimates.

    Estimates of oil, condensate, NGL, and gas reserves and future net revenue should be regarded only as estimates that may change as further production history and additional information become available. Not only are such reserves and revenue estimates based on that information which is currently available, but such estimates are also subject to the uncertainties inherent in the application of judgmental factors in interpreting such information.

    In our opinion, the information relating to estimated proved reserves, estimated future net revenue from proved reserves, and present worth of estimated future net revenue from proved reserves of oil, condensate, natural gas liquids, and gas contained in this report has been prepared in accordance with Paragraphs 10-13, 15 and 30(a)-(b) of Statement of Financial Accounting Standards No. 69 (November 1982) of the FASB and Rules 4-10(a) (1)-(13) of Regulation S-X and Rule 302(b) of Regulation S-K of the SEC; provided, however, that (i) certain estimated data have not been provided with respect to changes in reserves information, (ii) future income tax expenses have not been taken into account in estimating the future net revenue and present worth values set forth herein, (iii) at the request of Matador and because of the limited availability of data, proved reserves, future net revenue therefrom, and the present worth thereof for certain working and royalty interests accounting for approximately 0.8 percent of total proved reserves have been estimated in the aggregate rather than on a property-by-property basis using net production and revenue data and our general knowledge of producing characteristics in the geographic areas in which such interests are located, and (iv) the "as-of" date in this report does not coincide with Matador's fiscal year.

    To the extent the above-enumerated rules, regulations, and statements require determinations of an accounting or legal nature or information beyond the scope of our report, we are necessarily unable to express an opinion as to whether the above-described information is in accordance therewith or sufficient therefor.

                                          Submitted,

                                          /s/ DEGOLYER AND MACNAUGHTON
                                          --------------------------------------
                                          DeGOLYER and MacNAUGHTON

                                          /s/ PAUL J. SZATKOWSKI, PE
                                          --------------------------------------
                                          Paul J. Szatkowski, P.E.
                                          Senior Vice President
                                          DeGolyer and MacNaughton

[SEAL]

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

    YOU MAY RELY ON THE INFORMATION CONTAINED IN THIS PROSPECTUS. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE INFORMATION DIFFERENT FROM THAT CONTAINED IN THIS PROSPECTUS. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR THE SALE OF COMMON STOCK MEANS THAT INFORMATION CONTAINED IN THIS PROSPECTUS IS CORRECT AFTER THE DATE OF THIS PROSPECTUS. THIS PROSPECTUS IS NOT AN OFFER TO SELL OR SOLICITATION OF AN OFFER TO BUY THESE SHARES OF COMMON STOCK IN ANY CIRCUMSTANCES UNDER WHICH THE OFFER OR SOLICITATION IS UNLAWFUL.

                               ------------------

                               TABLE OF CONTENTS


                                          PAGE
                                        --------
Prospectus Summary....................      1
Risk Factors..........................      8
Cautionary Statement About
  Forward-Looking Statements..........     18
Use of Proceeds.......................     19
Dividend Policy.......................     20
Dilution..............................     21
Capitalization........................     22
Selected Consolidated Financial
  Data................................     23
Management's Discussion and Analysis
  of Financial Condition and Results
  of Operations.......................     25
Business and Properties...............     33
Management and Directors..............     45
Certain Relationships and Related
  Transactions........................     57
Security Ownership of Management and
  Certain Beneficial Holders..........     60
Selling Shareholders..................     62
Description of Capital Stock..........     63
Shares Eligible for Future Sale.......     67
Underwriting..........................     69
Legal Matters.........................     71
Experts...............................     71
Where You Can Find More Information...     71
Glossary..............................     72
Index to Financial Statements.........    F-1
Appendix A-Report of Independent
  Petroleum Engineers.................    A-1


    UNTIL       , 2001 (25 DAYS AFTER COMMENCEMENT OF THIS OFFERING), ALL
DEALERS THAT EFFECT TRANSACTIONS IN THESE SECURITIES, WHETHER OR NOT PARTICIPATING IN THIS OFFERING, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS IS IN ADDITION TO THE DEALERS' OBLIGATION TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.


                                4,300,000 SHARES


                                     [LOGO]

                                  COMMON STOCK
                                ----------------

                                   PROSPECTUS

                                ----------------

                           A.G. EDWARDS & SONS, INC.
                             DAIN RAUSCHER WESSELS
                               HOWARD WEIL, INC.

                   A DIVISION OF LEGG MASON WOOD WALKER, INC.

                                 RAYMOND JAMES

                                           , 2001

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                    PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

    The expenses of this offering are estimated to be as follows:


SEC registration fee........................................  $ 19,350
NASD filing fee.............................................     8,240
Nasdaq listing fee..........................................    95,000
Legal fees and expenses.....................................   275,000
Accounting fees and expenses................................   200,000
Engineering fees and expenses...............................   166,000
Printing expenses...........................................   150,000
Transfer agent fees.........................................     1,000
Miscellaneous...............................................     1,410

  Total.....................................................  $916,000


------------------------

*   To be provided by amendment.

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS

    Article 2.02-1 of the Texas Business Corporation Act provides that any director or officer of a Texas corporation may be indemnified against judgments, penalties, fines, settlements and reasonable expenses actually incurred by him in connection with or in defending any action, suit or proceeding in which he is a party by reason of his position. With respect to any proceeding arising from actions taken in his official capacity as a director or officer, he may be indemnified so long as it shall be determined that he conducted himself in good faith and that he reasonably believed that such conduct was in the corporation's best interests. In cases not concerning conduct in his official capacity as a director or officer, a director may be indemnified as long as he reasonably believed that his conduct was not opposed to the corporation's best interests. In the case of any criminal proceeding, a director or officer may be indemnified if he had no reasonable cause to believe his conduct was unlawful. If a director or officer is wholly successful, on the merits or otherwise, in connection with such a proceeding, such indemnification is mandatory. The bylaws of Matador Petroleum Corporation provide for indemnification of its present and former directors and officers to the fullest extent provided by Article 2.02-1.

    Matador's articles of incorporation contain a provision that limits the liability of Matador's directors as permitted under Texas law. The provision eliminates the liability of a director to Matador or its shareholders for monetary damages for negligent or grossly negligent acts or omissions in the director's capacity as a director. The provision does not affect the liability of a director (i) for breach of his duty of loyalty to Matador or to shareholders, (ii) for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law, (iii) for acts or omissions for which the liability of a director is expressly provided by an applicable statute, or (iv) in respect of any transaction from which a director received an improper personal benefit.

    The above discussion of Texas law and the Articles of Incorporation is not intended to be exhaustive and is qualified in its entirety by such law and the Articles of Incorporation.

    Texas corporations are also authorized to obtain insurance to protect officers and directors from certain liabilities, including liabilities against which the corporation cannot indemnify its directors and officers. Matador intends to obtain a director's and officer's liability insurance policy, as well as enter into separate indemnification agreements with each director and several executive officers, prior to the closing of this offering.

    Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling Matador under the foregoing provisions, Matador has been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

    The Underwriting Agreement that Matador will enter into with respect to the offer and sale of the common stock covered by this registration statement will contain certain provisions for the indemnification of directors and officers of Matador and the underwriters, as applicable, against civil liabilities under the Securities Act.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES


    Matador has sold and issued (without payment of any selling commission to any person) the following securities since July 1998, as adjusted for any subsequent stock splits or dividends. All securities were sold for cash payments unless otherwise indicated.


     (1) In September 1998, we acquired all of the outstanding capital stock of NZX Corporation in exchange for the issuance of 404,166 shares of common stock in favor of Case-Pomeroy Oil Corporation. These properties were valued at $2,385,927.

     (2) In December 1998, we issued 1,200 shares of common stock upon the exercise of stock options by Beverly Gordon for total gross proceeds of $2,200.

     (3) In February 1999, we issued 1,200 shares of common stock upon the exercise of stock options by R. Clarke Heidrick, Jr. for total gross proceeds of $2,800.

     (4) In March 1999, we issued 1,200 shares of common stock upon the exercise of stock options by Kastman Oil Company for total gross proceeds of $2,800.


     (5) In April 1999, we granted 600 shares of common stock to Kenneth
         J. Macho for severance compensation with a value of $3,300.


     (6) In April 1999, we issued 12,000 shares of common stock to William and Bettye Griggs for total gross proceeds of $66,000.

     (7) In a private placement completed in June 1999, we sold 223,218 shares of common stock to accredited investors generating net proceeds to Matador of $1,227,700.

     (8) In a private placement completed in July 1999, we sold 960,042 shares of common stock to investors for $5,280,231 in total gross proceeds.

     (9) In August 1999, we issued 3,000 shares of common stock upon the exercise of stock options by Beverly Gordon for total gross proceeds of $7,000.

    (10) In September 1999, we issued 2,400 shares of common stock upon the exercise of stock options by Paul H. Smith for total gross proceeds of $8,400.


    (11) In September 1999, we issued 2,784 shares of common stock to Barry Banker, Edward Scott, HE Toles, Paul Wiley and Labrador Oil Company in exchange for additional working interests in several properties valued at $15,312.


    (12) In September 1999, we issued 4,800 shares of common stock upon the exercise of stock options by C. Barry Osborne for total gross proceeds of $17,600.


    (13) In October 1999, we issued 3,000 shares of common stock to David and Elizabeth Hager for total gross proceeds of $16,500.



    (14) In November 1999, we granted 2,454 shares of common stock to Tracy Evans for severance compensation with a value of $13,500.

    (15) In December 1999, we issued 21,621 shares of common stock valued at $118,916 to employees of Matador as matching contributions under our 401(k) plan.



    (16) In March 2000, we issued 1,200 shares of common stock upon the exercise of stock options by R. Clarke Heidrick, Jr. for total gross proceeds of $4,000.



    (17) In September 2000, we issued 3,000 shares of common stock upon the exercise of stock options by Roger S. Manny for total gross proceeds of $16,420.



    (18) In December 2000, we issued 22,200 shares of common stock upon the exercise of stock options by some employees of Matador for total gross proceeds of $78,660.



    (19) In December 2000, we issued 29,496 shares of common stock valued at $245,810 to employees of Matador as matching contributions under our 401(k) plan.



    (20) In December 2000, all of our outstanding shares of preferred stock were converted into shares of common stock and in connection with this conversion, we issued the following number of shares:



       - 1,333,338 shares to The Lincoln National Life Insurance Company;


       - 49,998 to The Travelers Life and Annuity Company;

       - 60,000 to The Phoenix Insurance Company;

       - 440,004 to The Travelers Indemnity Company; and

       - 450,000 to The Travelers Insurance Company.


    (21) In December 2000, we issued 54 shares to Simon Camamile, 330 shares to the Burton First Family Limited Partnership and 333 shares to William Burton as reinvested dividends totaling $5,975 of Howard Federer.



    (22) In January 2001, we issued 1,200 shares of common stock upon the exercise of stock options by R. Clarke Heidrick, Jr. for total gross proceeds of $3,800.



    (23) In January 2001, we issued 3,750 shares of common stock upon the exercise of stock options by Jeffrey Ventura for total gross proceeds of $15,000.


    The sale of the above securities described in Item 15 were exempt from registration under the Securities Act in reliance on Section 4(2) of the Securities Act. The transactions involving accredited investors in June 1999 and July 1999 also qualified under the safe harbors to registration under Regulation D of the Securities Act. The issuance of shares upon the exercise of employee and director options and the December 2000 conversion of our outstanding preferred stock into common stock was also exempt under
Section 3(a)(9) of the Securities Act.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

    (a) Exhibits:

    Exhibits designated by the symbol * will be filed with a future amendment.


    EXHIBITS DESIGNATED BY THE SYMBOL + ARE FILED WITH THIS AMENDMENT NO. 1.



             1.1*           Form of Underwriting Agreement.
             3.1            Articles of Incorporation of Matador Hold Co.
             3.2            Articles of Correction of Matador Hold Co. dated
                            January 14, 1998.
             3.3            Articles of Amendment to Articles of Incorporation of
                            Matador Hold Co. dated January 20, 1998 to effect name
                            change to Matador Petroleum Corporation.

             3.4            Articles of Amendment to Articles of Incorporation of
                            Matador Petroleum Corporation dated June 29, 1999.
             3.5            Articles of Amendment to Articles of Incorporation of
                            Matador Petroleum Corporation dated June 21, 2001.
             3.6+           Amended and Restated Bylaws of Matador Petroleum
                            Corporation.
             4.1            Specimen Common Stock certificate.
             4.2            Rights Agreement dated May 17, 2001 between Matador
                            Petroleum Corporation and A.G. Edwards & Sons, Inc. as
                            Rights Agent.
             5.1*           Opinion of Fulbright & Jaworski L.L.P.
            10.1            Matador Petroleum Corporation 1987 Incentive Stock Option
                            Plan, as amended and restated.
            10.2            1998 Omnibus Stock and Incentive Plan for Matador Petroleum
                            Corporation.
            10.3            Amended and Restated Non-Statutory Director Stock Option
                            Plan.
            10.4            Millennium Plan.
            10.5            Matador Petroleum Corporation 2001 Share Price Appreciation
                            Plan.
            10.6            1999 Matador Employee Incentive Loan Program
            10.7            Stock Purchase Agreement dated as of January 12, 1998
                            between Matador Petroleum Corporation and Union Oil Company of California.
            10.8            Preferred Stock Conversion Agreement dated as of
                            January 19, 1998 by and among The Travelers Insurance
                            Company, The Travelers Indemnity Company, The Phoenix
                            Insurance Company, The Travelers Life and Annuity Company,
                            The Lincoln National Life Insurance Company, Matador
                            Petroleum Corporation and Matador Hold Co.
            10.9            Contribution Agreement dated as of January 20, 1998 between
                            Union Oil Company of California and Matador Petroleum
                            Company.
            10.10           Co-Sale Agreement by and among Matador Petroleum
                            Corporation, Union Oil Company of California and certain
                            shareholders of Matador Petroleum Corporation dated as of
                            January 20, 1998.
            10.11           Shareholders Agreement by and among Matador Petroleum
                            Corporation, Union Oil Company of California and certain
                            shareholders of Matador Petroleum Corporation dated as of
                            January 20, 1998.
            10.12           Second Amended and Restated Loan Agreement dated June 5,
                            1998 between Matador E & P Company, Inc., Matador Petroleum
                            Corporation, Comerica Bank-Texas, as Agent and Issuing
                            Lender and Den norshe Bank ASA.
            10.13           Amendment One to Second Amended and Restated Loan Agreement
                            dated June 24, 1999 between Matador E & P Company, Inc.,
                            Matador Petroleum Corporation, Comerica Bank-Texas, as Agent
                            and Issuing Lender and Union Bank of California, N.A.
            10.14           Amendment Two to Second Amended and Restated Loan Agreement
                            dated March 1, 2000 between Matador E & P Company, Inc.,
                            Matador Petroleum Corporation, Comerica Bank-Texas, as Agent
                            and Issuing Lender and Union Bank of California, N.A.
            10.15           Amendment Three to Second Amended and Restated Loan
                            Agreement dated August 18, 2000 between Matador E & P
                            Company, Inc., Matador Petroleum Corporation, Comerica
                            Bank-Texas, as Agent and Issuing Lender, Union Bank of
                            California, N.A. and Bank of Texas, N.A.
            10.16           Amendment Four to Second Amended and Restated Loan Agreement
                            dated March 30, 2001 between Matador E & P Company, Inc.,
                            Matador Petroleum Corporation, Comerica Bank-Texas, as Agent
                            and Issuing Lender, Union Bank of California, N.A., Bank of
                            Texas, N.A. and Bank of Scotland.

            10.17+          Form of Indemnification Agreement between Matador Petroleum
                            Corporation and directors and executive officers of Matador.
            10.18           East Texas Bossier Trend Exploration Agreement dated
                            September 5, 2000 between Union Oil Company of California
                            and Matador E&P Company.
            21.1            Subsidiaries of Matador Petroleum Corporation.
            23.1+           Consent of Arthur Andersen LLP.
            23.2+           Consent of DeGolyer and MacNaughton.
            23.3*           Consent of Fulbright & Jaworski L.L.P. (contained in
                            Exhibit 5.1 hereto).
            24.1            Power of Attorney (included on the signature page to this
                            Registration Statement).


    (b) Consolidated Financial Statement Schedules:

        All schedules are omitted because the required information is inapplicable or the information is presented in the Consolidated Financial Statements or related notes.

ITEM 17. UNDERTAKINGS

    Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

    The undersigned Registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

    The undersigned Registrant hereby undertakes that:

    (1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or
       (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

    (2) For purposes of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES



    Pursuant to the requirements of the Securities Act of 1933, Matador Petroleum Corporation has duly caused this Pre-Effective Amendment No. 1 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Dallas, State of Texas, on the 10th day of September, 2001.



                                                       MATADOR PETROLEUM CORPORATION,
                                                       a Texas corporation

                                                       By:             /s/ JOSEPH WM. FORAN
                                                            -----------------------------------------
                                                                         Joseph Wm. Foran
                                                              CHIEF EXECUTIVE OFFICER, PRESIDENT AND
                                                                      CHAIRMAN OF THE BOARD



    Pursuant to the requirements of the Securities Act of 1933, this Pre-Effective Amendment No. 1 to the Registration Statement on Form S-1 has been signed by the following persons on behalf of Matador Petroleum Corporation in the capacities and on the dates indicated:



                       SIGNATURE                                   TITLE                    DATE
                       ---------                                   -----                    ----
                 /s/ JOSEPH WM. FORAN                    Chief Executive Officer,
      -------------------------------------------          President and Chairman
                   Joseph Wm. Foran                        of the Board              September 10, 2001
                                                           (principal executive
                                                           officer)

                  /s/ ROGER S. MANNY                     Chief Financial Officer
      -------------------------------------------          and Vice President
                    Roger S. Manny                         (principal financial      September 10, 2001
                                                           officer and accounting
                                                           officer)

                           *
      -------------------------------------------        Director                    September 10, 2001
                   Michael B. Decker

                           *
      -------------------------------------------        Director                    September 10, 2001
                   Marlan W. Downey

                           *
      -------------------------------------------        Director                    September 10, 2001
                  Eugene C. Fiedorek

                           *
      -------------------------------------------        Director                    September 10, 2001
                  Michael C. Forrest

                       SIGNATURE                                   TITLE                    DATE
                       ---------                                   -----                    ----
                           *
      -------------------------------------------        Director                    September 10, 2001
                    Jack L. Gregory

                           *
      -------------------------------------------        Director                    September 10, 2001
                R. Clarke Heidrick, Jr.

                           *
      -------------------------------------------        Director                    September 10, 2001
                     Dennis Justus

                           *
      -------------------------------------------        Director                    September 10, 2001
                   Douglas B. Keith

                           *
      -------------------------------------------        Director                    September 10, 2001
                   Randolph P. Mundt

                           *
      -------------------------------------------        Director                    September 10, 2001
                    C. Wayne Nance

                           *
      -------------------------------------------        Director                    September 10, 2001
               W.J. "Jack" Sleeper, Jr.

                           *
      -------------------------------------------        Director                    September 10, 2001
                   David E. Thompson

*By:                /s/ JOSEPH WM. FORAN
           ---------------------------------------
                      Joseph Wm. Foran                                               September 10, 2001
                      Attorney-in-Fact

                               INDEX TO EXHIBITS


 1.1*                   Form of Underwriting Agreement.

 3.1                    Articles of Incorporation of Matador Hold Co.

 3.2                    Articles of Correction of Matador Hold Co. dated
                          January 14, 1998.

 3.3                    Articles of Amendment to Articles of Incorporation of
                          Matador Hold Co. dated January 20, 1998 to effect name change to Matador Petroleum Corporation.

 3.4                    Articles of Amendment to Articles of Incorporation of
                          Matador Petroleum Corporation dated June 29, 1999.

 3.5                    Articles of Amendment to Articles of Incorporation of
                          Matador Petroleum Corporation dated June 21, 2001.

 3.6+                   Amended and Restated Bylaws of Matador Petroleum
                          Corporation.

 4.1                    Specimen Common Stock certificate.

 4.2                    Rights Agreement dated May 17, 2001 between Matador
                          Petroleum Corporation and A.G. Edwards & Sons, Inc. as
                          Rights Agent.

 5.1*                   Opinion of Fulbright & Jaworski L.L.P.

10.1                    Matador Petroleum Corporation 1987 Incentive Stock Option
                          Plan, as amended and restated.

10.2                    1998 Omnibus Stock and Incentive Plan for Matador Petroleum
                          Corporation.

10.3                    Amended and Restated Non-Statutory Director Stock Option
                          Plan.

10.4                    Millennium Plan.

10.5                    Matador Petroleum Corporation 2001 Share Price Appreciation
                          Plan.

10.6                    1999 Matador Employee Incentive Loan Program.

10.7                    Stock Purchase Agreement dated as of January 12, 1998
                          between Matador Petroleum Corporation and Union Oil
                          Company of California.

10.8                    Preferred Stock Conversion Agreement dated as of
                          January 19, 1998 by and among The Travelers Insurance
                          Company, The Travelers Indemnity Company, The Phoenix
                          Insurance Company, The Travelers Life and Annuity Company,
                          The Lincoln National Life Insurance Company, Matador
                          Petroleum Corporation and Matador Hold Co.

10.9                    Contribution Agreement dated as of January 20, 1998 between
                          Union Oil Company of California and Matador Petroleum
                          Company.

10.10                   Co-Sale Agreement by and among Matador Petroleum
                          Corporation, Union Oil Company of California and certain
                          shareholders of Matador Petroleum Corporation dated as of
                          January 20, 1998.

10.11                   Shareholders Agreement by and among Matador Petroleum
                          Corporation, Union Oil Company of California and certain
                          shareholders of Matador Petroleum Corporation dated as of
                          January 20, 1998.

10.12                   Second Amended and Restated Loan Agreement dated June 5,
                          1998 between Matador E & P Company, Inc., Matador
                          Petroleum Corporation, Comerica Bank-Texas, as Agent and
                          Issuing Lender and Den norshe Bank ASA.

10.13                   Amendment One to Second Amended and Restated Loan Agreement
                          dated June 24, 1999 between Matador E & P Company, Inc.,
                          Matador Petroleum Corporation, Comerica Bank-Texas, as
                          Agent and Issuing Lender and Union Bank of California,
                          N.A.
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10.14                   Amendment Two to Second Amended and Restated Loan Agreement
                          dated March 1, 2000 between Matador E & P Company, Inc.,
                          Matador Petroleum Corporation, Comerica Bank-Texas, as
                          Agent and Issuing Lender and Union Bank of California,
                          N.A.

10.15                   Amendment Three to Second Amended and Restated Loan
                          Agreement dated August 18, 2000 between Matador E & P
                          Company, Inc., Matador Petroleum Corporation, Comerica
                          Bank-Texas, as Agent and Issuing Lender, Union Bank of
                          California, N.A. and Bank of Texas, N.A.

10.16                   Amendment Four to Second Amended and Restated Loan Agreement
                          dated March 30, 2001 between Matador E & P Company, Inc.,
                          Matador Petroleum Corporation, Comerica Bank-Texas, as
                          Agent and Issuing Lender, Union Bank of California, N.A.,
                          Bank of Texas, N.A. and Bank of Scotland.

10.17+                  Form of Indemnification Agreement between Matador Petroleum
                          Corporation and directors and executive officers of
                          Matador.

10.18                   East Texas Bossier Trend Exploration Agreement dated
                          September 5, 2000 between Union Oil Company of California
                          and Matador E&P Company.

21.1                    Subsidiaries of Matador Petroleum Corporation.

23.1+                   Consent of Arthur Andersen LLP.

23.2+                   Consent of DeGolyer and MacNaughton.

23.3*                   Consent of Fulbright & Jaworski L.L.P. (contained in
                          Exhibit 5.1 hereto)

24.1                    Power of Attorney. (included on the signature page to this
                          Registration Statement)
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